As confidentially submitted with the Securities and Exchange Commission on April 6, 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

Form S-1

Registration Statement

Under

The Securities Act of 1933

AFG Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3533	80-0872623
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

945 Bunker Hill Road, Suite 500

Houston, Texas 77024

(713) 393-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Curtis Samford

President and Chief Executive Officer

945 Bunker Hill Road, Suite 500

Houston, Texas 77024

(713) 393-4200

(Name, address, including zip code, and telephone number, including area code, of agent for services)

Copies to:

Matthew R. Pacey Michael W. Rigdon Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Ryan J. Maierson Latham & Watkins LLP 811 Main Street Houston, TX 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, par value $0.01 per share	$	$

(1)	Includes shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2018

PROSPECTUS

Shares

AFG Holdings, Inc.

Common Stock

This is our initial public offering. We are offering                 shares of our common stock and the selling stockholders are selling                 shares of common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $         and $         per share. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “AFGL.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and will be subject to reduced public company reporting requirements.

You should consider the risks we have described in “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to AFG Holdings, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	Please read “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters have the option to purchase up to an additional                 shares from the selling stockholders at the public offering price, less the underwriting discounts.

Delivery of the shares of common stock is expected to be made on or about                     , 2018 through the book-entry facilities of The Depository Trust Company.

The date of this prospectus is                      , 2018.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

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TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us or third parties. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the industry in which we operate, including descriptions of trends in the market and our position and the position of our competitors within our industries, is based on a variety of sources, including independent publications, government publications, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from our management’s knowledge and experience in the industry in which we operate. The industry data is sourced from Spears & Associates, Baker Hughes, a GE company (“Baker Hughes”), the American Chemistry Counsel, International Air Transport Association (“IATA”), and the U.S. Energy Information Administration and the International Energy Agency. We believe that these third-party sources are reliable and that the third-party information included in this prospectus and in our estimates is materially accurate and complete.

BASIS OF PRESENTATION

Our historical financial and operating information as of December 31, 2017 (Successor) and for the period from June 9, 2017 to December 31, 2017 (Successor) and for the period from January 1, 2017 to June 8, 2017 (Predecessor) may not be comparable to the historical financial and operating information as of and for the year ended December 31, 2016. We emerged from bankruptcy on June 8, 2017, and as a result, our financial statements after June 8, 2017 reflect the application of fresh start accounting. References to “Successor” in this prospectus relate to our financial position and results of operations subsequent to June 8, 2017, the date of our emergence from bankruptcy, and references to “Predecessor” in this prospectus relate to our financial position and results of operations prior to, and including, June 8, 2017.

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SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes an initial public offering price of $         per share (the midpoint of the price range on the cover page of this prospectus) and that the underwriters do not exercise their option to purchase additional shares. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common stock.

Unless the context otherwise requires, references in this prospectus to “AFG Holdings,” the “Company,” “our company,” “we,” “our” and “us,” or like terms, refer to AFG Holdings, Inc. and its subsidiaries.

Our Company

We are a leading original equipment manufacturer (“OEM”) that designs and manufactures highly-engineered, mission critical equipment and provides complementary consumable products, parts and aftermarket services. We serve a diverse range of customers in the global oil and gas and general industrial end markets. As a proven leader in new technology development and product commercialization, we have decades of experience working with our customers to manufacture state-of-the-art, specialized equipment that meets their stringent requirements. Our fully-integrated business model allows us to optimize our supply chain, deliver high quality products and control our cost structure, resulting in industry-leading margins and a compelling cash flow profile. We have minimal debt and significant liquidity, which will enable us to continue pursuing strategic organic growth initiatives and acquisitions of synergistic businesses. We believe we are well-positioned to capture additional market share through these initiatives and acquisitions, while taking advantage of improving secular trends and fundamentals in our end markets.

We were founded in 1996 in Houston, Texas, and by 2014 we had grown both organically and through a targeted acquisition strategy to operate as both an OEM and as a supplier for customers across a variety of industries. In 2015, we began a business transformation in response to the oil and gas industry’s downturn by adopting a new strategy that involved consolidating our broad portfolio to focus on high-return business segments, OEM products, and our fully-integrated business model. We also consolidated our facilities from more than 25 in 2014 to 15 currently without sacrificing our core profitable products and services, which resulted in more than $90 million of annual cost savings. We believe we have established market-leading positions in the manufacturing of pressure pumping equipment for the onshore oil and gas market and high-technology offshore oil and gas equipment. We believe our managed pressure drilling (“MPD”) systems and new DuraStim™ frac pump are cutting-edge technologies and are capable of disrupting the markets in which we operate.

Our Technology and Research & Development Capabilities

We deploy innovative technology and have several decades of experience developing tailored products and services for our customers. This experience has helped position us as the provider of choice for mission critical onshore and offshore oil and gas equipment. We have over 40 dedicated research and engineering professionals who use their experience to develop globally appealing, innovative technologies. We believe the technology we developed in the last five years will account for approximately 75% of our revenues and profits in 2018. There are several aspects of our technology solutions that differentiate us from our competitors:

•	Leading pressure pumping equipment offering. We believe we offer the most technologically advanced pressure pumping equipment currently available. Our market-leading controls and data management systems enable our customers to improve ultimate recovery from oil and gas reservoirs and make more informed, real-time decisions. Additionally, we believe that our proprietary blender technology offers our customers best-in-class efficiency and reliability.

•	Proprietary, disruptive pressure pumping technology. We are developing innovative new technology to provide the hydraulic fracturing industry with eco-friendly, efficient, low-cost frac equipment. We have recently developed the patented DuraStim™, a 6,000 hydraulic horsepower (“HHP”) frac pump that we expect to commercially offer to our customers in the second half of 2018. DuraStim™ provides more than twice the horsepower with roughly the same footprint and weight as a conventional system. Additionally, we believe our design is more environmentally friendly, more robust and will reduce non-productive time for our customers. We believe it provides an opportunity to capture a large portion of the pressure pumping equipment market and expand our market share.

•	Broad portfolio of patent-protected products servicing the offshore oil and gas industry. We believe our MPD systems are at the forefront of the next generation of drilling technology. These state-of-the-art systems offer significant safety and efficiency benefits for customers through precise control of the wellbore and well pressure. Improved control allows drillers to reduce nonproductive time and decrease the likelihood of disruptive events.

•	Extensive portfolio of intellectual property. We have a portfolio of approximately 386 active patents related to equipment, assets and techniques that support or protect our products and technologies. For example, we hold patents related to subsea equipment including Retlock® Technology and VirtusTM connection systems, the basis for our core subsea connector technology.

Our Segments and Products

We design and manufacture equipment and products (and report our operations relating to these equipment and products) through three segments: Onshore Oil & Gas OEM, Offshore Oil & Gas OEM and Connectors & Precision Manufacturing. Each segment also provides supporting aftermarket services for our own products and competing OEM products. Our lines of business within these segments are detailed below.

•	Onshore Oil & Gas OEM. We design, engineer and manufacture equipment and products, and provide aftermarket parts and services, primarily for pressure pumping and gas compression operations. Our pressure pumping equipment is used in the hydraulic fracturing and cementing of oil and gas wells. We manufacture what we believe to be one of the industry’s most complete suites of equipment for pressure pumping operations, including pump units, blenders, hydration units and proprietary end-to-end automation, controls and data management, and we are in the process of commercializing our fluid end and power end product lines. We believe we are also the only pressure pumping equipment manufacturer that builds its own U.S. Department of Transportation compliant fuel tanks, trailer frames, fluid tanks, platforms, racks and other structures used with its equipment. We also manufacture gas compression packages used in artificial lift applications.

•	Offshore Oil & Gas OEM. We design, engineer and manufacture equipment and products, and provide aftermarket parts and services, for drilling, production and intervention operations primarily in the offshore, deepwater and subsea markets. Our products include market-leading, patent-protected MPD systems for both retrofits and new-build rigs, drilling risers, riser gas management, early kick/loss detection, dual gradient drilling, continuous circulation, buoyancy and subsea connectors. We hold 351 patents related to this segment. Our MPD systems are state-of-the-art in that they enable active control of downhole drilling pressure, resulting in safety and drilling efficiency for offshore drillships, semi-submersible rigs and jackup rigs. In addition, we offer a corollary product, rotating control devices (“RCDs”), in the onshore space with a similar value proposition as in offshore markets. We also provide software, controls, analytics and testing. In particular, our proprietary testing and simulation equipment and software includes the unique capability to test MPD scenarios and equipment beyond standard industry requirements and simulate drilling conditions.

•	Connectors & Precision Manufacturing. We design, engineer and manufacture connectors, forgings, forged products and rolled rings for the global oil and gas industry, including midstream, refining, LNG and petrochemical, as well as general industrial, power generation, transportation and aerospace markets, and provide private label manufacturing services for other OEMs. Our proprietary connector design utilizes metal-to-metal seal ring technology providing superior leak-free reliability compared to traditional gaskets. In addition to our connector and sealing products, we also provide engineering, forging and private label precision manufacturing services that meet stringent industrial specifications and processes. Our forging capabilities include open and closed die forgings, ranging in tonnage from 650 to 6,500 tons.

	Onshore Oil & Gas OEM	Offshore Oil & Gas OEM	Connectors & Precision Manufacturing
Key Segment End Markets	• Pressure Pumping • Onshore E&P • Artificial Lift • Compression	• Offshore Drilling • Offshore E&P • Oilfield Equipment Manufacturers	• Oil and Gas • Midstream • U.S. Refining • LNG • Petrochemical • Power Generation • Transportation • Aerospace

Products/ Services

Pressure Pumping Equipment

•  DuraStim™ 6,000 HHP Frac Pumps

•  2,250 and 2,500 HHP Frac Pumps

•  Fluid ends*

•  Power ends

•  140 BPM Blenders

•  200 and 250 BBL Hydration Units

•  44 ft. Data Vans

•  16 Port Manifold Trailers

•  1,400 HP Twin Cementers

•  Automation and Control Systems

•  Aftermarket Service and Repairs

Gas Compression for Artificial Lift

•  200 and 400 HP Compressor Packages for Artificial Lift

•  3 Stage Compressor Packages

Offshore Drilling & MPD Equipment

•  MPD Systems

•  Active Control Devices/ Rotating Control Devices

•  Riser Gas Handling Systems

•  Risers

•  Choke Systems

•  Dual Gradient Drilling Systems

•  Diverter Manifolds

•  Continuous Circulation Systems

•  Elastomer Products

•  Control Systems

Subsea Production System

•  Flowline Connection Systems

•  Retlock® Clamp Connectors

•  Virtus™ Connection Systems

Offshore Services

•  Asset Management

•  Buoyancy

•  Aftermarket Service and Repairs

Connectors & Forged Products

•  Taper-Lok® Pressure-Energized Connectors

•  Coffer-Lok Specialty Flanges

•  Commodity Forgings

•  Forged Products

Precision Manufacturing

•  Private Label Manufacturing Services

•  Fuel Nozzle Assemblies

•  Oil and Gas Chassis

•  Gas Turbine Combustion Covers

•  Aftermarket Service and Repairs

*	Under commercialization.

Our business is diversified across our three segments and has a strong backlog of contracted work as reflected in the following charts:

Revenue Composition for 2017	Backlog (in millions)

We focus on organic development of innovative, differentiated technologies in our core markets, facilitating our current market-leading OEM positions in pressure pumping equipment and MPD systems. We also completed four complementary acquisitions during 2016 and 2017 that enhanced our portfolio of products. We plan to continue selectively acquiring businesses that enhance our research and development capabilities and product offerings, while also undertaking high-return organic growth initiatives to further entrench our products and services with our customer base and position us for continued long-term growth.

For the year ended December 31, 2017, we generated pro forma net income of approximately $94.6 million, Adjusted EBITDA of approximately $46.2 million (consisting of $9.4 million for the period from January 1, 2017 to June 8, 2017 and $36.8 million for the period from June 9, 2017 to December 31, 2017) and Adjusted EBITDA margin of approximately 10.5%. For the year ended December 31, 2017, free cash flow was approximately $32.0 million (consisting of $3.9 million for the period from January 1, 2017 to June 8, 2017 and $28.1 million for the period from June 9, 2017 to December 31, 2017). As of February 28, 2018, our backlog of contracted work was approximately $370 million. For definitions of Adjusted EBITDA, Adjusted EBITDA margin and free cash flow, each of which are non-GAAP financial measures, and reconciliations to their most directly comparable GAAP measure, please read “Summary Historical and Unaudited Pro Forma Financial Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

We believe the following strengths differentiate us from our peers and will position us to achieve our primary business objective of creating value for our stockholders:

•	Market-Leading, Fully-Integrated OEM of Highly-Engineered, Mission Critical Equipment. We are a fully-integrated manufacturing company focused on being a market-leading OEM in the global oil and gas and general industrial markets we serve. The vertical integration of our business model enables us to control our manufacturing costs, product quality, safety controls and ability to provide on-time delivery of critical equipment, products and services to our customers. By participating throughout the manufacturing process, we are ideally positioned to control costs and innovate new OEM technologies by leveraging our expertise in metallurgy, engineering, forging and sealing to enhance product integrity, safety and efficiency for our customers.

•	Market Leadership in Pressure Pumping Equipment Market. We are a market leader in pressure pumping equipment in North America. Despite net capacity decreasing by 1 million HHP during the last two years according to Spears & Associates, we sold more than 210 new pressure pumping units that collectively represent more than 525,000 HHP during the same two year period. With increasing completion intensity driving down the average useful lives of equipment, we believe our market-leading position will allow us to benefit from increasing OEM sales and aftermarket needs as pressure pumping equipment is refurbished or replaced at an increased cadence. We also believe we are well-positioned to capture additional favorable trends, including accumulated demand for new equipment and parts due to deferred maintenance during the downturn and a significant wave of replacement demand from pressure pumping equipment installed over five years ago. Additionally, our customers often install our hydraulic fracturing control systems and software on competitors’ equipment. This provides us with broader market penetration and the opportunity to gain share in aftermarket customer spending that will potentially drive future OEM sales as older equipment is replaced.

•	Leading Provider of Managed Pressure Drilling Systems. We are a market leading OEM for high-technology MPD systems, and we believe we have the most complete suite of deepwater MPD products currently available to the market. MPD is an adaptive drilling process that is used to precisely control the annular pressure profile throughout the wellbore. By using MPD systems, drilling contractors can drill to total depth effectively and accurately, avoiding hazards that decrease drilling efficiency and increase costs to the operator. Our MPD systems have the technology necessary to become the standard for the next generation of drilling equipment. We expect our MPD business to continue benefitting from service providers retrofitting current fleets due to safety and efficiency benefits. As offshore activity increases, we believe that demand for our MPD packages will increase as our MPD upgrades enable offshore drilling rigs to drill faster and more safely. Exploration and production (“E&P”) operators increasingly require drillers to include MPD equipment in their drilling packages, reinforcing our belief that the industry will continue to adopt this technology. In addition, our MPD technology is utilized onshore in RCDs with a similar value proposition as in offshore markets.

•	Strength of Our Diverse and Blue Chip Customer Base. Our customers include some of the largest companies operating in the oil and gas industry, including oilfield services companies (e.g., , , ), offshore drilling contractors (e.g., , , ), other equipment manufacturers (e.g., , , ), international oil companies (“IOCs”) (e.g., , , ), national oil companies (“NOCs”) (e.g., , , , ), engineering, procurement and construction (“EPC”) companies (e.g., , , ) and general industrial customers (e.g., , , ). Given the scale and breadth of most of our customers’ operations, we believe they generally seek to partner with suppliers like us because we can serve them on a global basis.

•	Global Manufacturing Footprint with Strong Safety Record. We have a global manufacturing presence that includes 11 manufacturing facilities and three service facilities in seven countries across five continents. Additionally, our safety record is among the best across any industry and significantly better than most of our manufacturing peers. In 2017, our total recordable incident rate (“TRIR”) was 0.63 and our days away, restricted or transferred (“DART”) was 0.35, comparing favorably to most recently available industrial equipment manufacturing benchmarks of 6.2 and 3.9, respectively, published by the U.S. Bureau of Labor and Statistics. We believe that our global manufacturing footprint and reputation for quality and safety help us win new business and prevent lower-quality manufacturers from effectively competing with us.

•	Proven Track Record of Expanding and Enhancing OEM Product Offering Through Focused Acquisition Strategy. We have consistently grown our business by combining a disciplined acquisition strategy with organic growth. We have recently focused on acquisitions of companies to complement our value-added OEM products and enable technologies that can leverage our fully-integrated manufacturing business model, global footprint, and diverse customer base. As a result of our investments, we believe that we have a greater overall earnings capacity relative to 2014 when adjusting for industry activity levels. We made four acquisitions during 2016 and 2017 that have each made important contributions to our current market position and growth strategies in key product areas. For example, we acquired Advanced Measurements Inc. (“AMI”), a key provider of automation, controls and data management systems. This acquisition served as an important vehicle to further develop more advanced control and data management offerings, enhancing our ability to help customers achieve stronger production gains and make better real-time decisions. We are focused on fully expanding our controls and data management portfolio in pressure pumping controls into new markets, such as MPD and gas compression.

•	Highly Attractive Financial Profile. We participate in the global oil and gas and general industrial markets with attractive growth trends, and our business generates strong Adjusted EBITDA margins. Our financial profile and cash flow generation are further enhanced by our low capital requirements, as demonstrated by our capital expenditures averaging approximately 3% of revenues over the last two years. Our margin profile and low capital requirements result in strong and stable free cash flows that we believe will enable us to deploy our capital to fund strategic initiatives to drive innovation and organic growth opportunities and finance value-enhancing acquisitions. We believe that our financial profile, which has been enhanced by our business transformation that reduced our number of facilities by half and our headcount by approximately 60%, reflects a strong and attractive business with potential for significant earnings growth over time. Our liquidity profile and cash flow safely support our capital expenditure budget of approximately $14.4 million for 2018.

•	Experienced Management and Operating Team with Strong Industry Relationships and Track Record of Success. Since our chief executive officer assumed such role in 2015, our management team has been critical in pursuing key opportunities and effectively managing challenges facing our business. Our management team has successfully implemented a business transformation strategy to navigate the significant downturn in the oil and gas industry, position the company for continued long-term growth, and continue to drive earnings growth in the ongoing market recovery. Our current management team, comprised of individuals with extensive operational, financial and managerial experience, has demonstrated a track record of success via organic growth, acquisitions and cost reduction. Our senior management team has an average of over 30 years of experience and has strong customer relationships across all of the industries we serve.

Our Growth Strategies

We intend to achieve our primary business objective of creating value for our stockholders by successfully executing the following strategies:

•	Capitalize on Demand for Pressure Pumping Equipment. Pressure pumping services demand is rebounding with increased oil and gas drilling and completion activity. We expect continued strong demand for pressure pumping equipment as a result of the need to replace aging equipment that has not been well-maintained during the downturn. According to Spears & Associates, a large and growing percentage of the 22 million of North American frac HHP as of 2017 is over five years old. Additionally, changing completion designs are causing meaningful compression of useful lives, as well as resulting in extensive annual repair and maintenance needs. We anticipate this older equipment will require significant overhaul or replacement to serve today’s demanding operational environment. We believe these trends have led, and will continue to lead, to increased purchasing of pressure pumping equipment. With this observed elevated demand for our pressure pumping equipment, we are investing in expanding manufacturing and aftermarket service capacity and view this as a significant opportunity for growth. Our sales backlog for our pressure pumping-related equipment and products stood at approximately $306 million as of February 28, 2018.

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Commercially Deploy Innovative and Disruptive Technologies.    We are focused on high value technologies that could contribute to our high margin OEM portfolio of products, including our patented DuraStim™ frac pumps. We expect to allow customers to begin to place orders for DuraStim™ later this year for delivery in 2019. We believe DuraStim™ will disrupt the frac pump market by providing more than double the horsepower of a conventional hydraulic frac pump. DuraStim™ is much more cost efficient to maintain and is considerably quieter than a conventional frac pump. We believe our pressure pumping equipment market share will increase with the introduction of DuraStim™. Additionally, in 2017 we launched a new RCD for use in onshore drilling. We will continue to work closely with our customer base to innovate and manufacture novel products to match the demand of our customers’ evolving needs.

•	Continue to Target High Return Low-Capital Intensity Investments to Support our Global, Fully-Integrated Supply Chain. We are continually focused on improving the capabilities of our global, fully-integrated platform and strive to achieve high levels of performance for our product lines and supporting aftermarket services. Our investments are typically not capital-intensive relative to other participants in the oil and gas industry and still produce high returns. For example, we are currently investing in upgrading existing forging equipment to meet increased sales volumes and the increased demands of our customers. These upgrades will increase capacity and productivity of our equipment, as well as expand the capabilities of the equipment manufactured at this facility. We believe these investments will provide significant cost savings, and ultimately enhance Adjusted EBITDA performance in 2018 and beyond.

•	Expand Aftermarket Service Infrastructure to Drive Highly Profitable Recurring Revenues. We aim to provide our customers with products that maximize uptime and have placed service facilities close to our customers’ field locations to improve customer response time. In addition to servicing our products and equipment, we also service our competitors’ products and equipment which ultimately increases our customer base and provides us with broader market penetration and additional opportunities to gain market share through cross-selling. We currently have three service facilities. We are in the process of expanding our maintenance and service facility footprint within West Texas and adding locations in New Mexico and Pennsylvania later this year to support major pressure pumping customers and to meet growing demand for outsourced repairs and maintenance.

•	Continue Product and Technology Acquisition Strategy to Complement Organic Growth. We have a track record of completing successful acquisitions to augment and expand our current offerings. We believe our ability to leverage our fully-integrated business model, global footprint and blue chip customer base helps us realize significant synergies in acquisitions and generate attractive returns on investments. We have consistently employed a disciplined approach to acquisitions focused on opportunities that (i) strengthen our existing portfolio, (ii) allow us to establish new platforms in attractive markets, and (iii) enhance our aftermarket offerings.

•	Leverage Increased Manufacturing Capacity to Provide Additional Offerings in the Connectors & Precision Manufacturing Segment. We believe our commercial networks and global operating footprint allow us to provide additional offerings in global oil and gas and general industrial markets as well as access new geographic markets. For example, we intend to expand our product lines to include high-spec, severe service bolts for the offshore oil and gas market. This opportunity will allow us to leverage our existing asset base and operating model to access an attractive, high margin market.

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Continue to Maintain Financial Discipline.    We intend to maintain a conservative balance sheet, with a focus on free cash flow generation, which will allow us to react to potential changes in industry and market conditions and opportunistically grow our business through acquisitions or capital expenditures for organic growth projects. We approach our capital allocation with discipline, and make organic or inorganic investment decisions to meet anticipated return thresholds in excess of our cost of capital. We intend to manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial stability, coupled with the low capital intensity of our operations, allows us the flexibility to execute our strategy throughout commodity price cycles and industry volatility. As of December 31, 2017 we had a net positive cash position, and after giving effect to this offering, we will have $         million of liquidity in the form of cash on hand and undrawn borrowing capacity under our asset-based revolving credit facility (the “ABL Facility”).

Industry

The demand for our products and services is primarily driven by drilling, production and completion activity by E&P companies, which depends on the current and anticipated profitability of developing oil and gas reserves. We believe that the recent recovery in commodity price levels will result in increased demand for our products and services, both in the onshore and offshore oil and gas sectors. Our business also serves general industrial markets where we believe we have benefited from the global economic recovery over the past several years.

Onshore Oil and Gas

The North American onshore oil and gas market has experienced a recovery, driven in part by the recent improvement in oil prices. However, the majority of the increase in North American onshore oil and gas activity levels will be driven by other factors described below that we believe will support North America’s outpaced growth in the broader global oil and gas industry.

•	Growth in North American Land Rig and Well Counts. Demand for our services is influenced by the number of drilling rigs our potential customers operate and the number of wells that our potential customers drill. Oil and gas wells in North American unconventional resource plays typically experience rapid declines in productivity over time. As a result, new wells are required to be drilled and completed in order to replace declining production. We believe that as sustained production from wells drilled over the last several years continues to decline, the number of horizontal drilling rigs and the North American well count will increase, as well as the prevalence of pad drilling. According to Spears & Associates, the total North American land drilling rig count is expected to average 1,248 rigs during 2018, and 33,801 wells are expected to be drilled during the year. These figures represent increases of 19% and 14% from the North American land drilling rig count and North American land well count over 2017 levels, respectively. Horizontal wells in particular typically enable more wellbore contact within the targeted geological zone, resulting in more productive wells, and more productive wells can potentially result in more business for our business segments. According to Spears & Associates, horizontal wells, as a percentage of total wells drilled in the U.S., has increased each year since 2011, such that in 2017, 67% of total wells drilled in the U.S. were horizontal wells. Horizontal wells typically require more intensive completion than vertical wells due to their longer reach to total depth and complexity. We believe this growth trend is favorable for our Onshore Oil & Gas OEM segment and associated aftermarket parts business, as an average single active rig is now expected to generate more demand for hydraulic fracturing due to the increase in service intensity.

•	Growth in North American Onshore Drilling and Completions Spending. We believe that North American unconventional shale resources will continue to capture a growing share of global capital spending on oil and gas resource development as a result of the shale resources’ competitive positioning on the global cost curve. Spears & Associates estimates that capital spending for drilling and completions in the North American onshore market will reach approximately $124 billion in 2018, and will increase approximately 43% over the next four years to $177 billion.

•	Increasing Number of Drilled but Uncompleted Wells. As a result of a shortage of available hydraulic frac crews, long lead-times on new frac equipment and constrained E&P capital budgets, there is a large inventory of wells in the North American land market that E&P operators previously drilled but did not complete in an effort to defer capital spending. The U.S. Energy Information Administration (“EIA”) estimates that there are 7,601 drilled but uncompleted wells (“DUCs”) in the U.S. as of February 2018. These DUCs represent a backlog of uncompleted wells that we expect will provide additional demand for completion services and equipment.

•	Increasing Lateral Lengths, Hydraulic Fracturing Intensity and Volume of Proppant Used. As E&P companies have gained more experience operating in unconventional resource plays and a better understanding of reservoir characteristics, they have applied new drilling and completion equipment and technology in order to maximize the recovery of hydrocarbons and reduce the costs associated with each well. Recently, the industry has favored increasing lateral lengths, a higher number of hydraulic fracturing stages and substantially increased amounts of proppant pumped into each well, as operators focus on lowering costs associated with wells drilled. Each of these trends increases the amount of required HHP at well sites. Spears & Associates estimates that the increase in average lateral length, number of hydraulic fracturing stages per 1,000 lateral feet and pounds of proppant pumped per lateral foot in the North American land market to be 29%, 61% and 95%, respectively from 2014 to 2018.

•	Growth in Hydraulic Fracturing Demand. Demand for HHP in the North American market is increasing substantially as a result of all of the factors described above. Spears & Associates estimates that demand for HHP will average 14.0 million HHP in 2018, which is an increase of approximately 180% relative to the recent trough demand level in 2016. Additionally, demand for new HHP favors new generation technology and fit-for-purpose hydraulic fracturing pumps that can both maximize operators’ run time and withstand the rigors of challenging operating environments throughout the North American land market.

•	Aging Frac Equipment and Ensuing Replacement Cycle. As the prevalence of horizontal drilling and hydraulic fracturing in unconventional resource plays grew between 2010 and 2015, new equipment and services with the capability of approximately 15 million HHP entered the North American market, resulting in an oversupply of HHP relative to demand. As a result of the oversupply of HHP, pricing for hydraulic fracturing services declined significantly. This led many hydraulic fracturing service providers to defer critical maintenance spending and allow equipment conditions to deteriorate. Equipment conditions have deteriorated so much that large portions of the North American hydraulic fracturing fleets are becoming obsolete. Spears & Associates estimates that as of October 2017 approximately 29% of all North American HHP was older than five years. Additionally, the useful life for the average frac pump unit has declined from approximately seven to ten years in 2010 to three to five years in the current operating environment as a result of increased completion intensity, a shift towards twenty-four hour frac operations, and equipment quality degradation driven by the idling of assets during periods of low activity levels such as the recent industry downturn. As older equipment becomes obsolete, the market demands leading edge frac equipment of the type we design and manufacture. Thus, we believe that as the North American pressure pumping fleet requires replacement over the next several years, demand for our equipment, technology and designs will increase.

Offshore Oil and Gas

The global offshore oil and gas market is beginning to see signs of recovery. The costs of exploring for and producing oil and gas are declining as a result of technological advances and recent efficiency improvements, resulting in increased offshore oil and gas capital expenditures.

We believe the following offshore oil and gas trends will positively affect our business over the coming years.

•	Growth in Global Offshore Rig and Well Count. The global offshore rig and well count has begun to stabilize, and Spears & Associates estimates that the offshore rig count will grow 5% annually through 2022, and the offshore well count will grow 4% annually through 2022.

•	Growth in Global Offshore Drilling and Completions Spending. Capital spending for offshore drilling and completions is expected to grow 6% annually to $68 billion by 2022. A sustained recovery in global oil and gas prices could accelerate offshore spending.

•	Improvements in Global Offshore Operating Efficiency and Utilization. As offshore activity and rig utilization begin to increase, we believe that operators will be motivated to install MPD packages and other advanced drilling systems that offer significant improvements in operating efficiency and safety. We are well-positioned to benefit from improving offshore drilling activity and rig dayrates through the deployment of our MPD advanced drilling systems which have significant efficiency and safety benefits for customers. We are also targeting the retrofit markets for drillships, floaters and jackups.

Connectors & Precision Manufacturing

The strength of the overall economy, general economic expansion, the lowest unemployment rate in 10 years, projected GDP growth of 2.7% for 2018, and the general recovery of onshore and offshore oil and gas activity, bode well for our Connectors & Precision Manufacturing segment as economic expansion leads to growth in many sectors of the energy and industrial value chains where our manufactured parts are sold. Plant turnarounds and maintenance activities, which may be supported by continued economic expansion can provide a source of recurring revenue for connectors. Continued spending on domestic pipeline infrastructure should provide consistent demand for these products going forward.

We also serve a variety of end markets including the general industrial, midstream, refining, LNG, petrochemical, power generation, transportation and aerospace sectors. We provide private label manufacturing services to customers in many of these sectors. Over the past several years these markets have benefited from the global economic recovery. Participating in the general industrial markets serves to diversify our customer and geographic concentration of revenues and reduce volatility of our earnings.

We believe the following trends will continue to positively drive our business over the coming years.

•

Onshore and Offshore Oil & Gas Industry Capital Expenditures.    Through the manufacture of connectors, riser strings and other equipment used in drilling and completion applications, and our new fluid end product line, our Connectors & Precision Manufacturing segment is well-positioned to capitalize on an upstream recovery, particularly in North American pressure pumping and in the global offshore drilling market. We believe we are exposed to some of the highest growth market drivers in the context of the onshore and offshore oil and gas industry. Secular trends are driving increased demand for and replacement of manufactured equipment. The quickly growing demand for fracturing HHP, increased service intensity, and other factors, are causing an accelerated wear and tear on frac pumps and associated aftermarket parts, consumables and related services. Spears & Associates estimates that capital spending for drilling and completions in the North American onshore market will reach approximately $124 billion in 2018, increasing at a compound annual growth rate (“CAGR”) of approximately 9% per year until 2022. In addition, Spears & Associates estimates global offshore drilling and completions spending will increase at a CAGR of approximately 6% per year until 2022.

•	Midstream Capital Spending Continues to be Robust. As domestic onshore production continues to meet growing global demand, multiple basins in the U.S. are expected to have a shortfall of midstream takeaway capacity in the next three to five years. Large investments in midstream and downstream energy end-markets are expected to drive sales of our equipment and future sales in aftermarket parts and services as facilities age. Our Connectors & Precision Manufacturing segment is well-positioned to benefit from both ongoing maintenance spending as well as growth spending in the midstream and downstream sectors.

•	U.S. Refining Capital Expenditures Expected To Increase. Over the last several years, low priced crude oil and strong demand for refined products have incentivized refiners to increase maintenance capital expenditures and delay full turnarounds in order to maximize facility production uptime. However, recent lower-than-typical crack spreads are expected to lead refiners to increase capital expenditures in 2018 as maintenance and turnaround projects that had been deferred over the last several years are planned. We believe that the connectors business will benefit from increased industry spending on refinery turnaround projects that were delayed over the last several years.

•	LNG Export Capacity is Projected to Grow Significantly. Prolific gas production in the Appalachian Basin and growing associated gas production in the Permian Basin and Mid-Continent has served as a governor on natural gas prices. Lower domestic gas prices relative to global gas prices has led to a growing number of approved and proposed LNG export facilities. This abundance of gas has led to the establishment of multiple LNG export facilities.

•	Shale Gas-Oriented Petrochemical Expansion. Consistently low gas prices are expected to contribute to a continued build out of petrochemical processing facilities, with a significant percentage of these plants expected to be located along the Gulf Coast. At the end of 2017, the American Chemistry Council determined there were an estimated 317 petrochemical projects completed, currently under construction or planned, representing an aggregate $185 billion in capital investment. The American Chemistry Council forecasts the annual U.S. capital spending by the chemical industry to reach $48 billion by 2022, more than double the level of spending in 2010.

•	Power Generation Growth. The EIA expects aggregate global energy use to grow 28% by 2040, driven in large part by demand for natural gas for electricity generation. In addition, developed countries are supporting policies for reduced emissions and are increasing capital spending on the modernization of their power generation facilities. These improvements in new facilities are driven by low prices and abundant production of natural gas.

•

The Transportation and Aerospace Industries are Benefitting from Favorable Industry Trends.    Global economic growth has resulted in increasing demand for commercial air travel, air freight services, heavy-truck and off-highway industries. The IATA estimates that global commercial airline passenger traffic has grown approximately 6.6% annually over the last five years. Demand for expedited delivery of goods and lean retail inventory levels have driven increasing air freight traffic, while the expansion of the middle class in emerging markets has also contributed to growth in the market for airline travel. Defense spending levels have risen over the last several years in the U.S. and internationally. Manufacturers of aircrafts are well-positioned to capitalize on the ongoing equipment replacement cycle, because older airplanes continue to be phased out of the global fleet in favor of newer, state-of-the-art aircrafts that offer fuel efficiency, reduced noise emissions and improved customer experiences. In addition, we believe that primary products including wheel hubs, fly wheels and torque tube for the transportation industry will continue to benefit from the global economic growth.

Recent Developments

Restructuring and Financial Deleveraging

On June 8, 2017, we emerged from a consensual prepackaged restructuring (the “Restructuring”) that resulted in a significant reduction in our debt and interest burden and a substantial increase in our liquidity.

Following the completion of the Restructuring, our debt and other obligations were reduced by approximately $743.5 million. The Restructuring significantly delevered our balance sheet, provided us with working capital to fund ongoing operations both during the Restructuring and after, and maximized recoveries for the stakeholders.

The Restructuring preserved the going-concern value of the business and allowed us to right-size and reorganize our business.

Risk Factors

Investing in our common stock involves risks. You should read carefully the section of this prospectus titled “Risk Factors” beginning on page 22 and other information in this prospectus for an explanation of these risks before investing in our common stock.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 945 Bunker Hill Road, Suite 500, Houston, Texas 77024, and our telephone number is (713) 393-4200. Our website is located at www.afglobalcorp.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Our Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act. Please see “Risk Factors—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

THE OFFERING

Issuer	AFG Holdings, Inc.

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Common stock outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our common stock.

Use of proceeds

We expect to receive approximately $        million of net proceeds from this offering, based upon the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use approximately $            million of the net proceeds from this offering to repay in full and terminate our Credit Agreement, dated as of June 8, 2017, among AFG Holdings, Inc. as Parent, Ameriforge Group Inc. as the Borrower, the other guarantors party thereto, Cortland Capital Market Services LLC, and the other lenders party thereto (the “Term Loan”). We will use any remaining proceeds to fund our development plan and for general corporate purposes. Please read “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders.

Dividend policy	We do not anticipate paying any cash dividends on our common stock. Please read “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved up to % of the common stock being offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, employees, business associates, other persons associated with us and friends and family. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriting—Directed Share Program.”

Listing and trading symbol	We intend to apply to list our common stock on the NYSE under the symbol “AFGL”.

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table presents summary historical and unaudited pro forma financial data of AFG Holdings, Inc. as of the dates and for the periods indicated. The summary historical and unaudited pro forma financial data as of and for the years ended December 31, 2017 and 2016 are derived from the audited consolidated financial statements appearing elsewhere in this prospectus. References to “Successor” relate to our financial position and results of operations subsequent to June 8, 2017, the date of our reorganization. References to “Predecessor” relate to our financial position and results of operations prior to, and including, June 8, 2017. As a result of the application of fresh start accounting following our emergence from bankruptcy, the Successor and Predecessor periods may not be readily comparable.

The summary unaudited pro forma financial data for the year ended December 31, 2017 has been prepared to give pro forma effect to our emergence from bankruptcy and the application of fresh start accounting, as if our emergence was completed on January 1, 2017. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data should not be considered indicative of actual results of operations that would have been achieved had the applicable transactions been consummated on the date indicated, and do not purport to be indicative of results of operations for any future period. The following table should be read together with “Use of Proceeds,” “Selected Historical and Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Successor	Predecessor		Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(in thousands, except per share data)	(in thousands, except per share data)
Revenue, net	$285,539	$156,238	$216,719	$441,777
Cost of products and services	(221,491)	(143,234)	(200,271)	(359,873)
Depreciation and amortization	(34,465)	(8,026)	(18,106)	(9,565)
Impairment of property, equipment	—	—	(3,518)	—

Total Cost of Revenues	(255,956)	(151,260)	(221,895)	(369,438)

Gross Margin (Loss)	29,583	4,978	(5,176)	72,339
Operating Expenses
Selling, general and administrative	(41,601)	(41,490)	(65,002)	(83,526)
Depreciation and amortization	(23,389)	(5,440)	(11,938)	(40,408)
Goodwill and intangible impairment and restructuring charges	—	—	(3,070)	—

Total Operating Expenses	(64,990)	(46,930)	(80,010)	(123,934)

Loss from Operations	(35,407)	(41,952)	(85,186)	(51,595)
Other Income (Expense)
Interest income	128	46	123	174
Interest expense	(7,188)	(27,348)	(54,228)	(11,598)
Gain on extinguishment of debt	—	—	32,076	—
Reorganization items, net	—	385,654	—	—
Other, net	70	636	333	706

Total Other Income (Expense)	(6,990)	358,988	(21,696)	(10,718)

	Successor	Predecessor		Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(in thousands, except per share data)	(in thousands, except per share data)
Income (Loss) From Continuing Operations Before Income Taxes	(42,397)	317,036	(106,882)	(62,313)
Income Tax Expense (Benefit)	(39,340)	372	(1,835)	(156,901)

Income (Loss) from Continuing Operations	(3,057)	316,664	(105,047)	94,588
Income (Loss) on Discontinued Operations:
Income (Loss) from operations of discontinued Italian business (including loss on disposal of $81,805 in 2016)	—	—	(80,087)	—
Income tax expense	—	—	1,429	—

Loss from Discontinued Operations	—	—	(81,516)	—

Net Income (Loss)	$(3,057)	$316,664	$(186,563)	$94,588

Per share information:
Net income (loss) per common share:
Basic and diluted	$(0.26)	$6.64	$(3.90)	$9.52
Weighted average common shares outstanding:
Basic and diluted	10,009	47,734	47,734	10,009

Balance Sheet Data as of:
Cash and cash equivalents	$73,884		$52,487
Property and equipment—net of accumulated depreciation	134,788		112,053
Total assets	789,956		580,210
Long-term debt—net of deferred loan costs	67,637		319
Total stockholders’ equity (deficit)	497,231		(341,858)

Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$22,341	$(48,388)	$(35,636)
Net cash provided by (used in) investing activities	(5,709)	(3,193)	20,138
Net cash provided by (used in) financing activities	(1,819)	55,729	52,613

Other Financial Data:
Adjusted EBITDA(1)	$36,760	$9,420	$(22,984)	$46,180
Adjusted EBITDA margin(1)	12.9%	6.0%	(10.6)%	10.5%
Free cash flow(1)	$28,095	$3,921	$(28,892)

(1)	Adjusted EBITDA, Adjusted EBITDA margin and free cash flow are non-GAAP financial measures. For a definition of Adjusted EBITDA, Adjusted EBITDA margin and free cash flow, as well as each respective definition’s reconciliation to its most directly comparable GAAP measure, please see “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are financial measures not determined in accordance with GAAP. We define Adjusted EBITDA as net income before interest expense, income tax benefit (expense), depreciation and amortization, loss from discontinued operations, net, gain on extinguishments of debt, impairment and restructuring charges, fresh start inventory adjustment, non-cash inventory write-offs, stock-based compensation, reorganization items, net and certain other items that we do not view as indicative of our ongoing performance. We define Adjusted EBITDA margin as the ratio of Adjusted EBITDA to revenue, net.

We believe Adjusted EBITDA and Adjusted EBITDA margin are useful performance measures because they allow for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historical costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies.

Free Cash Flow

Free cash flow is not a financial measure determined in accordance with GAAP. We define free cash flow as Adjusted EBITDA less capital expenditures. We believe free cash flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Management primarily uses this metric to assess and evaluate our capacity to further invest and grow, and measure our performance as compared to our peers.

The following table presents reconciliations of net income (loss) to Adjusted EBITDA and free cash flow, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Successor	Predecessor		Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(in thousands)	(in thousands)
Net income (loss)	$(3,057)	$316,664	$(186,563)	$94,588
Interest expense	7,188	27,348	54,228	11,598
Income tax benefit (expense)	(39,340)	372	(1,835)	(156,901)
Depreciation and amortization	57,854	13,466	30,044	49,973
Loss from discontinued operations, net	—	—	81,516	—
Gain on extinguishments of debt	—	—	(32,076)	—
Impairment and restructuring charges(1)	4,451	16,724	16,043	21,175
Fresh start inventory adjustment(2)	4,852	—	—	—
Non-cash inventory write-offs(3)	330	15,272	2,714	15,602
Stock-based compensation(4)	311	—	—	746
Reorganization items, net	—	(385,654)	—	—
Other(5)	4,171	5,228	12,945	9,399

Adjusted EBITDA	$36,760	$9,420	$(22,984)	$46,180

Capital Expenditures	8,665	5,499	5,908

Free Cash Flow	$28,095	$3,921	$(28,892)

Adjusted EBITDA margin(6)	12.9%	6.0%	(10.6)%	10.5%

(1)	Impairment and restructuring charges consist of (i) impairment of property and equipment of $3.5 million for the year ended December 31, 2016, (ii) goodwill and intangible impairment charges of $3.0 million for the year ended December 31, 2016, (iii) expenses related to restructuring and facility closures in the amount of $4.5 million for the period from June 9, 2017 to December 31, 2017 (Successor), $16.7 million for the period from January 1, 2017 to June 8, 2017 (Predecessor), and $9.5 million for the year ended December 31, 2016 (Predecessor).
(2)	Fresh start inventory adjustment reflects the amortization of inventory step-up from the adoption of fresh start accounting.
(3)	Non-cash inventory write-offs reflect non-cash charges for slow-moving or obsolescence inventory reserve.
(4)	Reflects non-cash charges related to stock-based compensation programs.
(5)

Other adjustments include (i) the remeasurement of contingent consideration in the amount of $2.0 million for the period from June 9, 2017 to December 31, 2017 (Successor) and $1.3 million for the period from January 1, 2017 to June 8, 2017 (Predecessor); (ii) the write-off of an abandoned research and development project of $1.3 million for the period from January 1, 2017 to June 8, 2017 (Predecessor); (iii) non-cash reserves for contract losses in the amount of $2.4 million for the period from January 1, 2017 to June 8, 2017 (Predecessor) and $4.5 million for the year ended December 31, 2016 (Predecessor); (iv) expenses relating to acquisitions and divestitures in the amount of $1.9 million for the period from June 9, 2017 to December 31, 2017 (Successor), $0.1 million for the period from January 1, 2017 to June 8, 2017 (Predecessor) and $7.8 million for the year ended December 31, 2016 (Predecessor); (v) adjustments to eliminate non-cash effects of the variable interest entity for $0.1 million for the period from June 9, 2017 to

December 31, 2017 (Successor), $0.1 million for the period from January 1, 2017 to June 8, 2017 (Predecessor) and $0.2 million for the year ended December 31, 2016 (Predecessor); and (vi) foreign currency losses of $0.1 million for the period from June 9, 2017 to December 31, 2017 (Successor), $0.1 million for the period from January 1, 2017 to June 8, 2017 (Predecessor), and $0.4 million for the year ended December 31, 2016 (Predecessor).
(6)	Adjusted EBITDA margin is a non-GAAP financial measure that represents the ratio of Adjusted EBITDA to revenue, net. We use Adjusted EBITDA margin to measure the success of our businesses in managing our cost base and improving profitability.

RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Demand for many of our products depends on onshore and offshore oil and gas industry activity and expenditure levels, which industry activity and expenditure levels are directly affected by trends in the demand for and price of crude oil and natural gas.

Industry activity levels in the onshore and offshore oil and gas industry includes the number of drilling rigs in operation, the number of oil and gas wells being drilled, and oil and gas companies’ corresponding capital spending. Oil and gas prices worldwide, which have historically been volatile, heavily influence these industry activity levels.

Factors affecting the prices of oil and natural gas include, but are not limited to, the following:

•	demand for hydrocarbons, which is affected by, among other things, worldwide population growth, economic growth rates and general economic and business conditions;

•	costs of exploring for, producing and delivering oil and natural gas;

•	political and economic uncertainty and sociopolitical unrest;

•	available excess production capacity within the Organization of Petroleum Exporting Countries (“OPEC”) and the level of oil production by non-OPEC countries;

•	oil refining capacity;

•	shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	technological advances which lower the demand for energy consumption;

•	potential acceleration of the development of alternative fuels;

•	our customers’ access to capital and credit markets, which may increase or decrease our customers’ activity levels and spending for our products, depending on our customers’ respective circumstances;

•	the relative strength of the U.S. dollar;

•	changes in laws and regulations related to hydraulic fracturing activities;

•	changes in environmental laws and regulations (including those changes relating to the use of coal in power plants); and

•	natural disasters.

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for products and services in our industry and downward pressure on the prices we charge. A downturn in the oil and gas industry could result in a reduction in demand for our products and could adversely affect our financial condition, results of operations or cash flows.

If oil prices or natural gas prices remain volatile or decline, the demand for our products could materially and adversely decline.

Volatility or weakness in oil prices or natural gas prices (or the perception that prices will decrease) lowers the spending patterns of our customers and potentially results in industry companies’ drilling fewer new wells, lowering their production spending on their existing wells or delaying the replacement of aging equipment. This, in turn, could result in lower demand for certain of our products and service offerings.

Historical prices for crude oil and natural gas have been extremely volatile and are expected to continue to be volatile. As a result of the significant decline in the price of oil, beginning in late 2014, E&P companies moved to significantly cut costs, both by decreasing drilling and completion activity and by demanding price concessions from their service providers and suppliers. If these conditions persist, they could adversely impact our operations. A prolonged low level of activity in the oil and gas industry could adversely affect the demand for our products, our services and our financial condition, prospects and results of operations. Additionally, the commercial development of economically viable alternative energy sources (such as wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for our products.

The cyclicality of the oil and gas industry may cause our operating results to fluctuate.

We derive a significant portion of our revenues from companies in the oil and gas E&P onshore and offshore industries, which are historically cyclical with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. We have experienced and may in the future experience significant fluctuations in operating results as a result of our customers’ reactions to changes in oil and natural gas prices. For example, prolonged low commodity prices during the last few years, combined with adverse changes in the capital and credit markets, caused many E&P companies to reduce their capital budgets and drilling activity.

The possible growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we may pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:

•	unanticipated costs and assumptions of liabilities and exposure to unforeseen liabilities of the acquired business, including, but not limited to, environmental liabilities;

•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

•	potential losses of key employees and customers of an acquired business;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources. Our failure to incorporate an acquired business and associated assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is considerable competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition, we may not have sufficient capital resources to complete any additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Our exposure to the risks associated with instability in the global economy and financial markets means we face the risk that we lose some or all of our revenues, liquidity, suppliers and customers.

Our financial performance depends, in large part, on conditions in the global oil and gas and general industrial markets we serve and on the general condition of the global economy, which impacts these markets. Any sustained weakness in demand for our products resulting from uncertainty in the global economy could adversely impact our revenues and profitability.

In addition, many of our customers rely on global credit markets to provide liquidity. Our customers also, in some cases, utilize external financing to purchase products or finance operations. If our customers are unable to access credit markets or external financing such that our customers as a result lack liquidity, our customers’ demand for our products may decline.

If we are unable to or if we unsuccessfully develop new products and technologies, our competitive position may be impaired, which could materially and adversely affect our sales and market share.

The global oil and gas and general industrial markets in which we operate are characterized by changing technologies and introductions of new products. Our ability to develop, market and sell new products based on technological innovation can affect our competitive position and often requires us to invest significant resources. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of our new products and technologies may significantly reduce future revenues and materially and adversely affect our competitive position. We cannot assure you that we will have sufficient resources to continue to make the investment required to maintain or increase our market share, or that our investments will be successful. If we do not compete successfully, our financial condition, results of operations or cash flows could be adversely affected.

The oil and gas industry is undergoing continuing consolidation that may impact our results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of our largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions from third-party equipment and service providers like us. This consolidation may result in our customers’ reducing their capital spending or acquiring one or more of our primary customers, which may lead to our customers’ and potential customers’ decreased demand for our products. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or increased business activity with other customers. As a result, the acquisition, expansion or combination of one or more of our primary customers may have a significant adverse effect on our results of operations, financial position or cash flows. We are unable to predict what effect consolidations in the industry may have on price, our customers’ capital spending, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

Reliance on a few large customers may adversely affect our results of operations.

In any given year we may rely on a limited number of customers for a significant portion of our revenue. If these customers fail to pay us, our revenue would be impacted and our operating results and financial condition could be materially harmed.

Additionally, if we were to lose any significant customer, we may not be able to redeploy our services at similar utilization or pricing levels or within a short period of time and such loss could have a material adverse effect on our business until the services are redeployed at similar utilization or pricing levels. Please read “Business—Our Customers” for a further discussion of our customers.

We currently rely on a limited number of suppliers for certain components and raw materials to manufacture our products.

We currently rely on a limited number of suppliers for certain components and raw materials for our products. If demand for our products or the components necessary to build such products increases or our suppliers face financial distress or bankruptcy, our suppliers may not be able to provide such components or raw materials on schedule or at the current price. In particular, steel is the principal raw material used in the manufacture of our products, and the price of steel has historically fluctuated on a cyclical basis and has often depended on a variety of factors over which we have no control. If our suppliers are unable to provide the components or raw materials needed to manufacture our products on schedule or at the current price, we could be required to seek out other suppliers, which may adversely affect our revenues or increase our costs.

The prices of raw materials we use are volatile.

The prices of raw materials used in our manufacturing processes are volatile. If the prices of raw materials rise, or tariffs are imposed on their importation, we may not be able to pass along such increases to our customers, which could have an adverse impact on our financial condition, results of operations or cash flows. Significant increases in the prices of raw materials could adversely impact our customers’ demand for certain products which could have a material adverse impact on our revenues, consolidated financial position and results of operations.

Our business could be impaired by delays or restrictions in ours or our customers’ obtaining operational permits.

In most states, our operations and the operations of our oil and gas producing customers require permits from one or more governmental agencies in order to perform drilling and completion activities, construct impoundments tanks and operate pipelines or trucking services. State agencies typically issue such permits, but federal and local governments may also require permits. The requirements for such permits vary depending on the location where such drilling and completion, and pipeline and gathering, activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether the governmental body or agency will grant a permit, the time it will take for a permit to be issued, the conditions that may be imposed in connection with the granting of the permit and whether the permit may be terminated. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Therefore, our customers’ operations in certain areas of the U.S. may be interrupted or suspended for varying lengths of time, causing a loss of revenue to us and adversely affecting our results of operations in support of those customers.

We face competition in the markets we serve. This competition could materially and adversely affect our operating results.

We actively compete with many companies that produce products similar to ours, which similarities may include price, quality, performance and availability. We also compete, with respect to at least some of our product lines, against many divisions of larger companies that possess greater financial resources than we do. As a result, these competitors may be both domestically and internationally better able to withstand a change in conditions within the markets in which we compete and throughout the global economy as a whole.

In addition, our ability to compete effectively depends on how successfully we anticipate and respond to new competitors entering our markets, new competitors introducing new products and services, customer preferences changing, new or increased pricing pressures and new government regulations. If we are unable to anticipate our competitors’ development of new products, identify customer needs and preferences on a timely basis, or successfully introduce new products and services or modify existing products and service offerings in response to such competitive factors, we could lose customers to competitors. If we cannot compete successfully, our sales and operating results could be materially and adversely affected.

We may be involved in legal proceedings that could result in substantial liabilities.

Like many companies involved in the oil and gas industry, we are, from time to time and in the ordinary course of our business, involved in various legal and other proceedings, such as regulatory compliance matters and personal injury or property damage matters or contractual disputes. Such legal proceedings are inherently uncertain and their results cannot be predicted. Regardless of the outcome, such proceedings could have an adverse impact on us because of legal costs, diversion of management and other personnel and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in liability, penalties or sanctions, as well as judgments, consent decrees or orders requiring a change in our business practices, which could materially and adversely affect our business, operating results and financial condition. Accruals for such liability, penalties or sanctions may be insufficient. Judgments and estimates to determine accruals or range of losses related to legal and other proceedings could change from one period to the next, and such changes could be material.

Our business could be negatively affected by security threats, including cybersecurity threats, and other disruptions.

We face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the security of our facilities and infrastructure or third-party facilities and infrastructure, such as processing plants and pipelines, and threats from terrorist acts. The potential for such security threats subjects our operations to increased risks and costs, disruptions in critical systems, unauthorized release of confidential or otherwise protected information and the corruption of data that could have a material adverse effect on our business. These events could lead to financial losses from remedial actions, loss of business or potential liability. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for our information, facilities and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of sensitive information, critical infrastructure or capabilities essential to our operations, and they could have a material adverse effect on our reputation, financial position, results of operations or cash flows. Cybersecurity attacks in particular are becoming more sophisticated and include but are not limited to, malicious software, attempts to gain unauthorized access to data systems and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. These events could lead to financial losses from remedial actions, loss of business or potential liability.

If we are unable to accurately predict customer demand or if customers cancel their orders on short notice, we may hold excess or obsolete inventory, which would reduce gross margins.

At times we develop a backlog of products to be manufactured, assembled, tested and delivered. The following factors, in addition to others not listed, could reduce our margins on these backlogged contracts, adversely impact completion of these contracts, adversely affect our position in the market or subject us to contractual penalties:

•	financial challenges for customers of our products;

•	credit market conditions for customers of our products;

•	our failure to adequately estimate costs for manufacturing our products;

•	our inability to deliver products that meet contracted technical requirements;

•	our inability to maintain quality standards during the design and manufacturing process;

•	our inability to secure parts made by third-party vendors at reasonable costs and within required timeframes;

•	unexpected increases in the costs of raw materials;

•	our inability to manage unexpected delays due to weather, labor shortages or other factors beyond our control; and

•	the imposition of tariffs or duties between countries.

Our existing contracts generally carry significant down payment and progress billing terms favorable to the ultimate completion of these projects and the majority do not allow customers to cancel projects for convenience. Anticipating demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused on cash preservation and tighter inventory management, and unfavorable market conditions or financial difficulties experienced by our customers may result in cancellation of contracts or the delay or abandonment of projects. Any such developments could have a material adverse effect on our operating results and financial condition.

Our business involves occupational hazards to our workforce.

Our operations rely heavily on our workforce, which is exposed to a wide range of operational hazards typical for the oil and gas services equipment industry. These hazards arise from working at industrial sites, operating heavy machinery and performing other hazardous activities. Although we provide our workforce with occupational health and safety training and, as appropriate and necessary, safety equipment, and believe that our safety standards and procedures are adequate, accidents at our sites and facilities have occurred in the past and may occur in the future as a result of unexpected circumstances, failure of employees to follow proper safety procedures, human error or otherwise. If any of these circumstances were to occur in the future, they could result in personal injury, business interruption, possible legal liability and damage to our business reputation and corporate image and, in severe cases, fatalities, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. We have general liability and workers compensation insurance to protect us against such risks, but recoveries under the insurance coverage that we obtain in the future, if any, may not fully offset our costs in the event of a claim.

If we are unable to fully protect our intellectual property rights or the confidentiality of our trade secrets, we may suffer a loss in our competitive advantage or market share.

We hold 386 patents and 16 trademarks relating to many of our key products and services. Our customers or competitors may, over time, replicate the technology protected by these patents. If we are not able to maintain the confidentiality of our trade secrets, or if our customers or competitors are able to replicate our technology or manufacturing, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

Restrictive covenants in our debt agreements may restrict our ability to pursue our business strategies. If we fail to comply with the restrictions and covenants in our debt agreements, there could be an event of default under the terms of such agreements, which could result in an acceleration of payment.

Our debt agreements limit our ability to, among other things:

•	incur indebtedness or contingent obligations;

•	issue preferred stock;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem our capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make payments to us;

•	enter into transactions with our stockholders and affiliates;

•	sell and pledge assets; and

•	acquire the assets of, or merge or consolidate with, other companies or transfer all or substantially all of our assets.

These covenants may also impair our ability to engage in favorable business activities and impair our ability to finance future operations or capital needs in furtherance of our business strategies. Moreover, the form or level of our indebtedness may prevent us from raising additional capital on attractive terms or obtaining additional financing if needed. A breach of any of these covenants would result in a default under the applicable agreement after any applicable grace periods. A default could result in acceleration of the indebtedness which would have a material adverse effect on us. If an acceleration occurs, it would likely accelerate all of our indebtedness through cross-default provisions and we would likely be unable to make all of the required payments to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

In the future, our borrowing levels and debt service obligations could adversely affect our financial condition and impair our ability to fulfill our obligations under our ABL Facility.

At December 31, 2017, we had total outstanding indebtedness of approximately $71.7 million, $71.5 million of which is outstanding under our Term Loan. At December 31, 2017, we had $14.6 million of letters of credit and no outstanding borrowings under our ABL Facility. Our indebtedness could:

•	require us to dedicate a substantial portion of our cash flows from operations to the repayment of debt, which could reduce the cash available for us to use for other business purposes;

•	limit our ability to obtain additional financing and create additional liens on our assets;

•	limit our flexibility in planning for, and reacting to, changes in our business;

•	place us at a competitive disadvantage if we are more leveraged than our competitors;

•	make us more vulnerable to adverse economic and industry conditions; and

•	restrict us from making additional investments or acquisitions by limiting our aggregate debt obligations.

To the extent that new debt is incurred in addition to our current debt levels, the leverage risks described directly above could increase and could have an adverse effect on our liquidity and financial position.

Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Rising interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes. Rising interest rates could also cause our cost of doing business to increase.

A portion of our assets consists of goodwill and other intangible assets, the value of which may be reduced if we determine that those assets are impaired.

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible and identifiable intangible assets acquired, liabilities assumed and any non-controlling interest. Intangible assets, including goodwill, are assigned to our reporting segments based upon their fair value at the time of acquisition. In accordance with GAAP, goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if circumstances indicate impairment may have occurred. If we determine that the carrying value of our goodwill is less than fair value, we may be required to record additional charges in the future.

Our success depends on our executive management and other key personnel.

Our future success depends to a significant degree on the skills, experience and efforts of our executive management and other key personnel, and their ability to provide us with uninterrupted leadership and direction. The failure to retain our executive officers and other key personnel or a failure to provide adequate succession plans could have an adverse impact on our revenues, profitability and potential for growth. The availability of highly qualified talent is limited, and the market competition for this talent is robust. However, we provide long-term equity incentives and certain other benefits to our executive officers which provide incentives for them to make a long-term commitment to us. Our future success will also depend on our ability to have adequate succession plans in place and to attract, retain and develop qualified personnel. If we fail to efficiently replace executive management members and other key personnel and to attract, retain and develop new qualified personnel, our operations and implementation of our strategic plan could be adversely impacted.

We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.

The manufacture of our products requires personnel with specialized skills and experience. Our systems and services require skilled workers who can perform physically demanding work. Our ability to be productive and profitable depends upon our ability to attract and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, the supply of these skilled workers is limited, and the cost to attract and retain the qualified of these skilled workers has recently increased.

During industry downturns, skilled workers may leave the industry, sometimes permanently, reducing the availability of immediately available qualified workers that we may hire when conditions improve. In addition, a significant increase in wages paid by competing employers could result in increases in the wage rates that we must pay. If we are not able to employ and retain skilled workers, our ability to respond quickly to customer demands or strong market conditions may inhibit our growth, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Unionization efforts and labor regulations in certain areas in which we operate could materially increase our costs or limit our flexibility.

We are not a party to any collective bargaining agreements within the U.S. However we operate in certain states within the U.S. that have a history of unionization and we may become the subject of a unionization campaign. If some or all of our workforce were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements or work practices, our costs could be increased, our flexibility in terms of work schedules and reductions in force could be limited, and we could be subject to strikes or work slowdowns, among other things.

Of those employees located outside of the U.S., only those in Brazil are unionized. Although we believe that our relations with employees are satisfactory and have not experienced any material work stoppages, work stoppages may occur in the future and we may not be successful in negotiating new collective bargaining agreements.

Our operations and our customers’ operations are subject to a variety of governmental laws and regulations that may directly or indirectly restrict our operations, increase our costs or limit the demand for our products or services.

Our business and our customers’ businesses may be significantly affected by:

•	federal, state, local and foreign laws and regulations relating to onshore and offshore oilfield operations, workplace health and safety and the protection of the environment and natural resources;

•	changes in these and other applicable laws and regulations;

•	levels of enforcement of applicable laws and regulations; and

•	changes in courts’ and agencies’ interpretation of existing laws and regulations.

In addition, we depend on the demand for our products from the oil and gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry in general, including those specifically directed to offshore operations. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and gas could adversely affect our operations by limiting demand for our products. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing laws and regulations and enforcement thereof.

Since 2010, various new regulations have increased the complexity of the drilling permit process and may limit the opportunity for some operators to continue deepwater drilling in the U.S. Gulf of Mexico. Third-party challenges to industry operations in the U.S. Gulf of Mexico may also serve to further delay or restrict our customers activities. If our current or future customers view the new regulations, policies, operating procedures and possibility of increased legal liability as a significant impairment to expected profitability on projects, our current or future customers could discontinue or curtail their offshore operations, thereby adversely affecting our financial condition, results of operation or cash flows by decreasing demand for our products.

Because of our foreign operations and sales, we are also subject to changes in foreign laws and regulations that may encourage or require hiring of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, results of operations, financial position and cash flows may be adversely affected.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk when customers may be similarly affected by prolonged changes in economic and industry conditions. In addition, laws in some jurisdictions outside of the U.S. in which we operate could make our collecting fees or amounts owed from these customers difficult or time consuming. While we maintain reserves for potential credit losses, we cannot guarantee that such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

To the extent one or more of our key customers commences bankruptcy proceedings, our contracts with these customers may be subject to rejection under applicable provisions of the U.S. Bankruptcy Code, or may be renegotiated. Further, during any such bankruptcy proceeding, prior to assumption, rejection or renegotiation of such contracts, the bankruptcy court may temporarily authorize the payment of value for our products that is less than contractually required, which could materially adversely affect our business, results of operations, cash flows and financial condition.

We manufacture and sell equipment that is used in oil and gas exploration and production activities, which may subject us to liability, including claims for personal injury, property damage, environmental contamination and damage to natural resources should such equipment fail to perform to specifications.

We provide products and systems to customers involved in oil and gas exploration and production. Some of our equipment is designed to operate in deepwater and/or high-pressure environments, and some equipment is designed for use in onshore, unconventional, well completion activities. Because of applications to which our products are exposed, particularly those involving offshore environments, a failure of such equipment, or a failure of our customer to maintain or operate the equipment properly, could cause damage to the equipment, damage to the property of customers and others, personal injury, environmental contamination and damage to natural resources and could lead to a variety of claims against us that could have an adverse effect on our business, results of operations, financial condition or cash flows.

We indemnify our customers against certain claims and liabilities resulting or arising from our provision of products or services to them. In addition, we rely on customer indemnifications, generally, and third-party insurance as part of our risk mitigation strategy. However, our insurance may not be adequate to cover our liabilities. Such potential liabilities could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We may incur liabilities to customers as a result of warranty claims.

We provide warranties of workmanship and conformance to specifications of the products we manufacture. Failure of our products to meet specifications may increase costs by requiring additional engineering resources and service, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, ability to obtain future business and earnings could be adversely affected.

Our operations may be exposed to significant delays, costs and liabilities as a result of environmental and occupational health and safety requirements applicable to our business activities.

Our operations are subject to stringent and complex international, federal, state and local laws and regulations governing the discharge of materials into the environment and the occupational health and safety aspects of our operations, or otherwise relating to the protection of the environment and natural resources. These laws and regulations may impose numerous obligations on us, including the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the application of specific health and safety criteria addressing worker protection; or the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (“EPA”) and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions may require us to perform difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been released into the environment. We may be required to remediate contaminated properties currently or formerly operated by us or our predecessors in interest or facilities of third parties that received waste generated by our operations, regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. From time to time, we are notified that we are a potentially responsible party and may have liability in connection with off-site disposal facilities. There can be no assurance that we will be able to resolve pending and future matters relating to off-site disposal facilities at all or for nominal sums. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. The trend of more expansive and stringent environmental legislation and regulations could continue, resulting in increased costs of doing business and, consequently, affecting profitability. For additional information, please read “Business— Environmental and Occupational Health and Safety Regulations.”

Our operations are subject to inherent risks, some of which are beyond our control. These risks may be fully insured, or may not be fully covered under our insurance policies.

Our assets may be affected by natural or man-made disasters and other external events that may disrupt our manufacturing operations. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension or cancellation of operations. In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters.

The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, results of operations and financial condition. Litigation arising from a catastrophic occurrence at a location where our systems are deployed or services are provided may result in our being named as a defendant in lawsuits asserting large claims.

We do not have insurance against all foreseeable risks, either because insurance is not available or because of high premium costs that make such insurance prohibitively expensive. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if insurance is available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

Climate change legislation and regulations that are focused on restricting or regulating emissions of greenhouse gases could result in increased operating and capital costs for us and our customers and reduced demand for our products or services.

Climate change continues to attract considerable public and scientific attention. As a result, regulatory bodies and the public have made numerous proposals to monitor and limit emissions of greenhouse gases (“GHG”), which proposals include cap-and-trade programs, carbon taxes, increased efficiency standards, incentives or mandates for renewable energy, and GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

The adoption and implementation of any such international, federal or state legislation or regulations could result in increased compliance costs or additional operating restrictions on us or our customers and reduced demand for our products and services, and could have a material adverse effect on our business, financial condition, results of operations and cash flows. For additional information, please read “Business—Environmental and Occupational Health and Safety Regulations.”

Also, increasing concentrations of GHG in the earth’s atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such climate changes were to occur, they could have an adverse effect on our financial condition and results of operations and the financial condition and results of operations of our customers.

Potential governmental laws and regulations and increased public attention regarding hydraulic fracturing and induced seismicity could reduce demand for our products or services.

Hydraulic fracturing is a common practice that is used to stimulate the production of oil and/or natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. Oil and natural gas extracted from unconventional sources, such as shale, tight sands and coal bed methane, frequently require hydraulic fracturing. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority pursuant to the U.S. Safe Drinking Water Act (the “SDWA”) over certain hydraulic fracturing activities. Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. In addition, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances.”

Some state and federal regulatory agencies have also recently focused on a possible connection between the operation of injection wells used for oil and gas waste disposal and seismic activity. These agencies and others have raised concerns that hydraulic fracturing may also contribute to seismic activity. Increased regulation and attention given to hydraulic fracturing and induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal, which could adversely affect some of our customers and their demand for our products or services, which in turn could have a material adverse effect on our business, results of operations and financial condition. For additional information, please read “Business—Environmental and Occupational Health and Safety Regulations.”

Our operations require us to comply with various domestic and international regulations, violations of which could have a material adverse effect on our financial condition, operating results or cash flows.

We are exposed to a variety of federal, state, local and international laws and regulations relating to environmental, workplace, health and safety, labor and employment, import/export control, currency exchange, bribery and corruption and taxation matters. If the scope of these laws and regulations expand or become increasingly more stringent in the future, the incremental cost of compliance could adversely impact our financial condition, operating results or cash flows.

Our operations outside of the U.S. require us to comply with numerous anti-bribery and anti-corruption regulations. The U.S. Foreign Corrupt Practices Act, among others, applies to us and our operations. Our policies, procedures and programs may not always protect us from reckless or criminal acts committed by our employees or agents, and we may be subject to severe criminal or civil sanctions as a result of our violating these laws. We are also subject to the risks that our employees and agents outside of the U.S. may fail to comply with applicable laws.

In addition, we import raw materials, semi-finished goods, as well as finished products into the U.S. for use in manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems. Most movement of raw materials, semi-finished or finished products involves imports and exports. As a result, compliance with multiple trade sanctions, embargoes and import/export laws and regulations, including tariffs, pose a constant challenge and risk to us because a portion of our business is conducted outside of the U.S. through our subsidiaries. Our failure to comply with these laws and regulations or any increase in our costs imposed by tariffs could materially affect our reputation, financial condition and operating results.

Political, regulatory, economic and social disruptions in the countries in which we conduct business could adversely affect our business or results of operations.

In addition to our facilities in the United States, we have facilities in Canada, Mexico, Brazil, the United Kingdom, Dubai, and China. Instability and unforeseen changes in any of the markets in which we conduct business could have an adverse effect on the demand for, or supply of, our products, our financial condition or our results of operations. These factors include, but are not limited to, the following:

•	nationalization and expropriation;

•	potentially burdensome taxation;

•	inflationary and recessionary markets, including capital and equity markets;

•	civil unrest, labor issues, political instability, terrorist attacks, cyber-terrorism, military activity and wars;

•	supply disruptions in key oil producing countries;

•	trade restrictions, trade protection measures or price controls;

•	foreign ownership restrictions;

•	import or export licensing requirements;

•	restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

•	changes in, and the administration of, laws and regulations;

•	inability to repatriate income or capital;

•	reductions in the availability of qualified personnel;

•	foreign currency fluctuations or currency restrictions; and

•	fluctuations in the interest rate component of forward foreign currency rates.

Adverse weather conditions could impact demand for our products or materially impact our costs.

Our business could be materially adversely affected by adverse weather conditions, including natural disasters. For example, unusually warm winters could adversely affect the demand for our products by decreasing the demand for natural gas or unusually cold winters could cause delays in the delivery of components and raw materials needed to manufacture our products. Adverse weather can also directly impede our own operations. Repercussions of adverse weather conditions may include:

•	weather-related damage to facilities and equipment, resulting in delays in operations;

•	inability to deliver products to customers in accordance with contract schedules; and

•	loss of productivity.

Risks Related to This Offering and Ownership of Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the NYSE, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will also incur costs associated with our public company reporting requirements and with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. These rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. The rules and regulations will also make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

We will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls upon our becoming a large accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. We are evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting.

If we fail to continue to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we or our auditors identify and report material weaknesses in internal control over financial reporting, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, our stock price.

We did not design or maintain an effective control environment commensurate with our financial reporting requirements. This resulted in our inability to appropriately analyze, record and disclose accounting matters timely and accurately. Our limited personnel resulted in a failure to operate review controls and a failure to design processes to identify and address financial reporting matters, including reconciliation, close processes, financial statement classification and related disclosures.

We also failed to design and maintain formal accounting policies, processes and controls to identify and address significant and complex transactions or accounting matters, including the accounting for certain components of fresh start accounting and accounting for equity-based compensation.

These material weaknesses or any newly identified material weakness could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

We are currently implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including hiring additional finance and accounting personnel and initiating design and implementation of our financial control environment, including the expansion of formal accounting policies and procedures, financial reporting controls and controls to properly account for and disclose complex transactions.

The measures we have taken to date, and actions we may take in the future, may not be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or may not prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, we may be unable to prevent fraud, our business could be harmed, investors may lose confidence in our financial reporting, and our share price may decline as a result.

In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us, the selling stockholders and representatives of the underwriters, based on numerous factors, and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. For more information, please read “Underwriting.”

The following is a non-exhaustive list of factors that could affect our stock price:

•	our financial and operational performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenues or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;

•	equity capital markets transactions by competitors, including by way of initial public offerings;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	changes in, or investors’ perception of, the industries in which we operate;

•	litigation involving us, our industry, or both;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Some of our existing stockholders and their affiliates, and our directors affiliated with some of our existing stockholders and their affiliates, are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable some of our existing stockholders to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that some of our existing stockholders and their affiliated entities are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit some of our existing stockholders and their affiliates, including any of our directors affiliated with such stockholders, to conduct business that competes with us and to make investments in any kind of business, asset or property in which we may make investments; and

•	provide that if some of our existing stockholders or their affiliates, including any of our directors affiliated with such stockholders, become aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us (unless such opportunity is expressly offered to such director in his capacity as one of our directors).

Some of our existing stockholders and their affiliates, or our non-employee directors, may become aware, from time to time, of certain business opportunities (such as, among other things, acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, some of our stockholders and their affiliates, or our non-employee directors, may dispose of assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to some of our existing stockholders and their affiliates, or our non-employee directors, could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. For additional information, please read “Description of Capital Stock.”

Some of our existing stockholders and their affiliates potentially have access to resources greater than ours, which may make it more difficult for us to compete with such stockholders and their affiliates with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our stockholders, on the one hand, and some of our existing stockholders, on the other hand, will be resolved in our favor. As a result, competition from some of our existing stockholders and their affiliates could adversely impact our results of operations.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock depends in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. We do not have any control over these analysts. If one or more of these analysts cease to cover us or fail to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our securities, the price of our securities would likely decline.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third-party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third-party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•	limitations on the ability of our stockholders to call special meetings;

•	advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

•	that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•	advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and pro forma net tangible book deficit as of                 , 2017 would have been $             per share. Please read “Dilution.”

We do not intend to pay dividends on our common stock, and our debt agreements place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our ABL Facility places certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, we will have             shares of common stock outstanding. Please read “Shares Eligible for Future Sale.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Prior to this offering, we, all of our directors and executive officers and holders of substantially all of our common stock will enter into lock-up agreements with respect to our and their common stock, pursuant to which we and they are subject to certain resale restrictions for a period of days following the effectiveness date of the registration statement of which this prospectus forms a part.             may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not initially being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act or with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, become a “large accelerated filer” or issue more than $1.0 billion of non-convertible debt over a rolling three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company, our financial statements may not be comparable to companies that comply with public company effective dates.

Under Section 102(b)(1) of the JOBS Act, emerging growth companies can elect to delay their adoption of new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “may,” “could,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly-traded corporation and our capital programs.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	demand for our products and services, which is affected by, among other things, changes in the price of, and demand for, crude oil and natural gas in domestic and international markets;

•	the level of growth in number of rigs;

•	the level of fracturing activity and the availability of fracturing equipment and pressure pumping services;

•	the size and timing of orders;

•	market conditions in the offshore drilling industry;

•	availability of raw materials;

•	expectations regarding raw materials, overhead and operating costs and margins;

•	availability of skilled and qualified workers;

•	our ability to implement new technologies and services;

•	potential liabilities arising out of the installation, use or misuse of our products;

•	the possibility of cancellation of orders;

•	our business strategy;

•	our financial strategy, operating cash flows, liquidity and capital required for our business;

•	general economic conditions;

•	our future revenue, income and operating performance;

•	the termination of relationships with major customers or suppliers;

•	warranty and product liability claims;

•	operating hazards inherent in our industry;

•	laws and regulations, including environmental regulations, that may increase our costs, limit the demand for our products and services or restrict our operations;

•	disruptions in the political, regulatory, economic and social conditions domestically or internationally;

•	political and social issues affecting the countries in which we do business;

•	a failure of our information technology infrastructure or any significant breach of security;

•	potential uninsured claims and litigation against us;

•	a downgrade in the ratings of our debt that could restrict our ability to access the capital markets;

•	the ability to establish and maintain effective internal controls over financial reporting;

•	our dependence on the continuing services of certain of our key managers and employees;

•	the lack of a public market for our securities;

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical; and

•	other factors discussed in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We expect to receive $         million of net proceeds from the sale of shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use approximately $         million of the net proceeds we receive from this offering to repay in full and terminate our Term Loan, with any remaining proceeds used to fund our development plan and for general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

Our Term Loan matures on June 8, 2022. As of December 31, 2017, $71.5 million was outstanding under the Term Loan. The interest rate of the Term Loan as of December 31, 2017 was 10.7%. Borrowings under the Term Loan were incurred to refinance existing loans and for general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds to fund growth capital expenditures or for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds directed to fund our development program and general corporate purposes.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, certain of our debt agreements place restrictions on our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017:

•	on a historical successor basis; and

•	as adjusted to give effect to this offering and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2017
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$73,884	$

Long-term debt:
ABL Facility	$—		$—
Term Loan	71,459		—
Non-interest bearing supplier note payable	256		256

Total debt	$71,715		$256

Stockholders’ equity:
Common stock, $0.01 par value; 50,000,000 shares authorized, 10,027,778 shares issued and outstanding (actual); shares authorized, shares issued and outstanding (as adjusted)	$100	$
Additional paid-in capital	488,186
Accumulated deficit	(2,594)
Receivable from stockholders	(1,250)
Accumulated other comprehensive income	767

Total stockholders’ equity of AFG Holdings, Inc.	485,209
Non-controlling interest	12,022

Total stockholders’ equity	$497,231	$

Total capitalization	$568,946	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents by approximately $ ( ) million and increase (decrease) additional paid-in capital, total stockholders’ equity and total capitalization each by approximately $ ( ) million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of December 31, 2017 was approximately $         million, or $         per share.

Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering. Assuming an initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of December 31, 2017 would have been approximately $         million, or $         per share. This represents an immediate increase in the net tangible book value of $         per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $         per share, resulting from the difference between the offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$
Increase per share to existing common stockholders attributable to new investors in this offering	$
As adjusted pro forma net tangible book value per share (after giving effect to this offering)		$
Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $         million and increase (decrease) the dilution to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2017, the total number of shares of common stock owned by existing stockholders and to be owned by new investors at $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $            , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders(1)			%	$		%	$
New Investors in this offering(2)

Total		100%		$	100%		$

(1)	The number of shares disclosed for the existing stockholders includes shares as selling stockholders in this offering.

(2)	The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the existing stockholders in this offering.

The above table and discussion are based on the number of shares of our common stock to be outstanding as of the closing of this offering, and does not include any shares that would be issued if the underwriters exercise their option to purchase additional shares or any shares that may be issued under our 2018 Incentive Award Plan in the future.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of AFG Holdings, Inc. as of the dates and for the years indicated. The selected historical financial data as of and for the years ended December 31, 2017 and 2016 are derived from the audited consolidated financial statements appearing elsewhere in this prospectus. References to “Successor” relate to our financial position and results of operations subsequent to June 8, 2017, the date of our reorganization. References to “Predecessor” relate to our financial position and results of operations prior to, and including, June 8, 2017. As a result of the application of fresh start accounting following our emergence from bankruptcy, the Successor and Predecessor periods may lack comparability.

The selected unaudited pro forma financial data for the year ended December 31, 2017 has been prepared to give pro forma effect to our emergence from bankruptcy and the application of fresh start accounting, as if our emergence had been completed as of January 1, 2017. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data should not be considered indicative of actual results of operations that would have been achieved had the applicable transactions been consummated on the date indicated, and do not purport to be indicative of results of operations for any future period. The following table should be read together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Successor	Predecessor		Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(in thousands, except per share data)	(in thousands, except per share data)
Revenue, net	$285,539	$156,238	$216,719	$441,777
Cost of products and services	(221,491)	(143,234)	(200,271)	(359,873)
Depreciation and amortization	(34,465)	(8,026)	(18,106)	(9,565)
Impairment of property and equipment	—	—	(3,518)	—

Total Cost of Revenues	(255,956)	(151,260)	(221,895)	(369,438)

Gross Margin (Loss)	29,583	4,978	(5,176)	72,339
Operating Expenses
Selling, general and administrative	(41,601)	(41,490)	(65,002)	(83,526)
Depreciation and amortization	(23,389)	(5,440)	(11,938)	(40,408)
Goodwill and intangible impairment and restructuring charges	—	—	(3,070)	—

Total Operating Expenses	(64,990)	(46,930)	(80,010)	(123,934)

Loss from Operations	(35,407)	(41,952)	(85,186)	(51,595)
Other Income (Expense)
Interest income	128	46	123	174
Interest expense	(7,188)	(27,348)	(54,228)	(11,598)
Gain on extinguishment of debt	—	—	32,076	—
Reorganization items, net	—	385,654	—	—
Other, net	70	636	333	706

Total Other Income (Expense)	(6,990)	358,988	(21,696)	(10,718)
Income (Loss) From Continuing Operations Before Income Taxes	(42,397)	317,036	(106,882)	(62,313)

	Successor	Predecessor		Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(in thousands, except per share data)	(in thousands, except per share data)
Income Tax Expense (Benefit)	(39,340)	372	(1,835)	(156,901)

Income (Loss) from Continuing Operations	(3,057)	316,664	(105,047)	94,588
Income (Loss) on Discontinued Operations:
Income (Loss) from operations of discontinued Italian business (including loss on disposal of $81,805 in 2016)	—	—	(80,087)	—
Income tax expense	—	—	1,429	—

Loss from Discontinued Operations	—	—	(81,516)	—

Net Income (Loss)	$(3,057)	$316,664	$(186,563)	$94,588

Per share information:
Net income (loss) per common share:
Basic and diluted	$(0.26)	$6.64	$(3.90)	$9.52
Weighted average common shares outstanding:
Basic and diluted	10,009	47,734	47,734	10,009

Balance Sheet Data as of:
Cash and cash equivalents	$73,884		$52,487
Property and equipment—net of accumulated depreciation	134,788		112,053
Total assets	789,956		580,210
Long-term debt—net of deferred loan costs	67,637		319
Total stockholders’ equity (deficit)	497,231		(341,858)

Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$22,341	$(48,388)	$(35,636)
Net cash provided by (used in) investing activities	(5,709)	(3,193)	20,138
Net cash provided by (used in) financing activities	(1,819)	55,729	52,613

Other Financial Data:
Adjusted EBITDA(1)	$36,760	$9,420	$(22,984)	$46,180
Adjusted EBITDA margin(1)	12.9%	6.0%	(10.6)%	10.5%
Free cash flow(1)	$28,095	$3,921	$(28,892)

(1)	Adjusted EBITDA, Adjusted EBITDA margin and free cash flow are non-GAAP financial measures. For a definition of Adjusted EBITDA, Adjusted EBITDA margin and free cash flow, as well as each respective definition’s reconciliation to its most directly comparable GAAP measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data,” “Selected Historical and Unaudited Pro Forma Financial Data” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. References to “Successor” relate to the consolidated financial position and results of operations of the reorganized company subsequent to June 8, 2017. References to “Predecessor” relate to the financial position and results of operations of the Company prior to, and including, June 8, 2017. As a result of the application of fresh start accounting following our emergence from bankruptcy, the Successor and Predecessor periods may lack comparability as described below. The unaudited pro forma condensed consolidated financial statements for the period ended December 31, 2017, treats the Successor as if it emerged from bankruptcy, and the application of fresh start accounting began, on January 1, 2017.

This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Factors that could cause or contribute to such differences include, but are not limited to, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We assume no obligation to update any of these forward-looking statements.

Company Overview

We are a leading OEM that designs and manufactures highly-engineered, mission critical equipment and provides complementary consumable products, parts and aftermarket services. We serve a diverse range of customers in the global oil and gas and general industrial end markets. As a proven leader in new technology development and product commercialization, we have decades of experience working with our customers to manufacture state-of-the-art, specialized equipment that meets their stringent requirements.

Our Segments

We conduct and report our operations through three segments: Onshore Oil & Gas OEM, Offshore Oil & Gas OEM, and Connectors & Precision Manufacturing.

Onshore Oil & Gas OEM

Our Onshore Oil & Gas OEM segment designs, engineers and manufactures equipment and products, and provides aftermarket parts and services, primarily for pressure pumping and gas compression operations. Our pressure pumping equipment is used in the hydraulic fracturing and cementing of oil and gas wells. We manufacture what we believe to be one of the industry’s most complete suites of equipment for pressure pumping operations, including pump units, blenders, hydration units and proprietary end-to-end automation, controls and data management, and we are in the process of commercializing our fluid end and power end product lines. We believe we are also the only pressure pumping equipment manufacturer that builds its own U.S. Department of Transportation compliant fuel tanks, trailer frames, fluid tanks, platforms, racks and other structures used with its equipment. We also manufacture gas compression packages used in artificial lift applications. We hold 15 patents related to this segment, including DuraStim™, our recently-developed, patented 6,000 HHP frac pump that we expect to commercially offer to our customers in the second half of 2018. DuraStim™ provides greater power density and efficiency than conventional diesel engines.

Offshore Oil & Gas OEM

Our Offshore Oil & Gas OEM segment designs, engineers and manufactures equipment and products, and provides aftermarket parts and services, for drilling, production and intervention operations primarily in the offshore, deepwater and subsea markets. Our products include market-leading, patent-protected MPD systems for both retrofits and new-build rigs, drilling risers, riser gas management, early kick/loss detection, dual gradient drilling, continuous circulation, buoyancy and subsea connectors. We hold 351 patents related to this segment. Our MPD systems are state-of-the-art in that they enable active control of downhole drilling pressure, resulting in safety and drilling efficiency for offshore drillships, semi-submersible rigs and jackup rigs. In addition, we offer a corollary product, RCDs, in the onshore space with a similar value proposition as in offshore markets. We also provide software, controls, analytics and testing. In particular, our proprietary testing and simulation equipment and software includes the unique capability to test MPD scenarios and equipment beyond standard industry requirements and simulate drilling conditions.

Connectors & Precision Manufacturing

Our Connectors & Precision Manufacturing segment designs, engineers and manufactures connectors, forgings, forged products and rolled rings for the global oil and gas industry, including midstream, refining, LNG and petrochemical, as well as general industrial, power generation, transportation, and aerospace markets, and provide private label manufacturing services for other OEMs. Our systems solve chronic problems associated with standard industry pipe connector sealing technology. Our proprietary connector design utilizes metal-to-metal seal ring technology providing superior leak-free reliability compared to traditional gaskets. This metal-to-metal seal ring technology is specifically designed to handle fatigue and high bending moments, and offers significant weight and space savings while handling extremely high temperatures and pressures. We hold 20 patents related to this segment, including our proprietary Taper-Lok® pressure-energized connectors that provide safe, leak-free sealing solutions in a broad range of applications. In addition to our connector and sealing products, we also provide engineering, forging and private label precision manufacturing services that meet stringent industrial specifications and processes. Our forging capabilities include open and closed die forgings, ranging in tonnage from 650 to 6,500 tons.

Business Outlook

We sell products and provide services directly and indirectly to customers who operate primarily in the oil and gas industry. The demand for our products and services is primarily driven by drilling and completion activity by E&P companies, which depends on the current and anticipated profitability of developing oil and natural gas reserves. We believe that the recent stabilization in commodity price levels will result in increased demand for our products and services.

Crude oil prices have increased from their recent lows of $26.21 per barrel (“Bbl”) in early 2016 to $64.18 per Bbl at the end of March 2018 (based on the West Texas Intermediate (“WTI”) spot oil price). Natural gas prices have increased from recent lows of $1.64 per million British Thermal Units (“MMBtu”) in early 2016 to $2.73 per MMBtu at the end of March 2018 (based on the Henry Hub Natural Gas Spot Price).

As commodity prices have improved, drilling and completion activity by E&P companies has increased, which has driven increased demand for the oil and gas equipment and services we provide.

We believe that the current commodity price environment will support growth in both our Onshore Oil & Gas OEM and Offshore Oil & Gas OEM business segments.

The strength of the overall economy, general economic expansion, the unemployment rate being at its lowest level in the last 10 years, projected GDP growth of 2.7% for 2018, and the general recovery of onshore and offshore oil and gas activity, bodes well for our Connectors & Precision Manufacturing segment as economic expansion leads to growth in many sectors of the energy and industrial value chains where our manufactured parts are sold. Plant turnarounds and maintenance activities, which may be supported by continued economic expansion can provide a source of recurring revenue.

Onshore Oil & Gas OEM Segment

Pressure pumping equipment is undergoing a major replacement cycle. This cycle is driven by the aging of the North American pressure pumping fleet and the increasing wear-and-tear and declining useful life of in-service equipment. We estimate that the useful life for frac pump units has declined from approximately seven to 10 years in 2010 to three to five years in the current operating environment. Although the U.S. pressure pumping fleet experienced tremendous growth between 2010 and 2015, which resulted in an oversupply of HHP when market conditions deteriorated during the recent industry downturn, other industry conditions mitigated this oversupply in HHP. In particular, deferred maintenance, few additions to the overall U.S. fleet and obsolescence of older vintage equipment are now driving an ongoing equipment replacement cycle that is creating demand for young, modern frac fleets of increasing size to execute leading edge frac designs required by today’s market.

According to Spears & Associates, approximately 4.3 million net HHP has been added to the North American pressure pumping fleet over the last five years, and approximately 95% of the total U.S. pressure pumping fleet is at least three years old. Improved commodity prices, net attrition to the U.S. fleet in 2016 and increasing wear and tear on older vintage equipment due to higher completion intensity, expanding E&P capital budgets, and a growing number of wells drilled all provide tailwinds that support the fundamentals of our pressure pumping equipment and aftermarket services.

Offshore Oil & Gas OEM Segment

Demand for our Offshore Oil & Gas OEM products and aftermarket services is primarily driven by global offshore capital spending. As commodity prices have improved and become more supportive of offshore projects, the global offshore rig count has begun to increase, with jackup and floater utilization increasing. Technological advances and efficiency gains have also lowered project costs, supporting the outlook for offshore expansion. We are well-positioned to benefit from improving offshore drilling activity and rig dayrates, especially through the deployment of our highly-engineered MPD technology, which has significant efficiency and safety benefits for our customers and targets the drillship, floater and jackup markets for retrofit.

According to Spears & Associates, global spending on offshore drilling grew to $115 billion in 2014, and subsequently experienced a precipitous decline as a result of the global industry downturn in 2015. Global offshore drilling spending in 2017 of $50 billion was the lowest level experienced since 2000. However, Spears & Associates projects that it will grow at over 6% per year through 2022, ultimately reaching $68 billion. A recovery offshore spending should result in increased demand for our offshore oil and gas products and services.

Connectors & Precision Manufacturing Segment

Midstream infrastructure spending and refining capital expenditures are key drivers for demand for our connectors. These products are well-positioned to benefit from both ongoing maintenance spending as well as growth spending in the midstream and downstream sectors. Plant turnarounds and maintenance activities provide a source of recurring revenue for connectors. Continued spending on domestic pipeline infrastructure should provide consistent demand for these products going forward. Our connectors are also often sold into the downstream market, which we typically access through distributors. We believe that our connectors business will benefit from increased spending on refinery turnaround projects that were delayed over the last several years in order for refiners to capture attractive crack spreads.

We also serve a variety of end markets including the general industrial, petrochemical, power generation, transportation and aerospace sectors. We provide private label manufacturing services to customers in many of these sectors. Over the past several years these markets have benefited from the global economic recovery. Participating in the general industrial markets serves to diversify our customer and geographic concentration of revenues and reduce volatility associated with the cyclicality of the oil and gas industry.

How We Generate Revenues

Our Onshore Oil & Gas OEM segment and Offshore Oil & Gas OEM segment generate revenue primarily through sales of equipment and products. Each segment also provides supporting aftermarket services for our own products and competing OEM products. The Onshore Oil & Gas OEM segment sells pressure pumping equipment and aftermarket services to the completion service providers. We also generate revenues through the sale of gas compression equipment primarily for artificial lift applications onshore. The Offshore Oil & Gas OEM segment generates revenue through the sale of MPD systems, drilling, subsea production and other related offshore equipment and aftermarket services primarily to drilling contractors and, in the case of subsea equipment, the engineering and construction companies. We also sell directly to the E&P operators which are increasingly requiring drillers to include MPD equipment in their drilling packages.

Our Connectors & Precision Manufacturing segment generates revenue through sales of forgings and connectors, as well as through private label manufacturing services. We offer a wide array of forged products ranging from commodity flanges to highly engineered connectors and components that can be used in multiple end markets. Commodity flanges are primarily sold to a large network of distributors that are primarily for end users in the midstream and downstream end markets. Highly-engineered connectors, including our proprietary, severe service Taper-Lok® product, are primarily sold directly to the end users, including subsea operators and service companies in upstream, midstream and downstream applications. Our private label manufacturing services includes design, engineering and production manufacturing services for complex machined components to various customers operating throughout the global oil and gas industry and including refining and petrochemical, as well as general industrial, power generation, transportation and aerospace markets. We leverage our manufacturing expertise and capacity to serve as a single source for manufacturing from the design phase to mass production of our products for our customers.

Costs of Conducting Our Business

Cost of Sales

The principal costs involved in conducting our business are the direct and indirect costs to manufacture and supply our products, including labor, materials, machine time, lease expenses related to our leased facilities and freight. We also incur costs for field service and labor, equipment depreciation, backlog amortization, fuel and supplies.

Selling, General and Administrative Expenses

Selling, general and administrative expense is comprised of costs such as sales and marketing, engineering expenses, general corporate overhead, business development expenses, compensation expense, information technology expenses, safety and environmental expenses, legal expenses and other related administrative functions.

Other Expenses, Net

Other expenses, net is comprised primarily of interest expense associated with our indebtedness, including our Term Loan.

How We Evaluate Our Operations

We use a variety of financial and operational metrics to assess the financial performance of our operations, including various non-GAAP financial measures, including:

•	Revenues;

•	Adjusted EBITDA;

•	Adjusted EBITDA margin; and

•	Free Cash Flow.

Revenues, Net

We analyze our revenues by comparing our actual revenues to our internal projections for a given period and to prior periods. We believe that revenues are a meaningful indicator of our performance and of the demand for and pricing of our equipment and services. Revenues are net of any value added, sales or use tax.

Adjusted EBITDA and Adjusted EBITDA Margin

We view Adjusted EBITDA and Adjusted EBITDA margin, which are non-GAAP financial measures, as important indicators of performance, as they exclude certain items that do not correspond to changes in the operations of our business. We define Adjusted EBITDA as net income before interest expense, income tax benefit (expense), depreciation and amortization, loss from discontinued operations, net, gain on extinguishments of debt, impairment and restructuring charges, fresh start inventory adjustment, non-cash inventory write-offs, stock-based compensation, reorganization items, net and certain other items that we do not view as indicative of our ongoing performance. We define Adjusted EBITDA margin as the ratio of Adjusted EBITDA to revenue, net. See “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data” and “—Results of Operations—Non-GAAP Financial Measures” for more information and reconciliations of Adjusted EBITDA and Adjusted EBITDA margin to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Free Cash Flow

We use free cash flow to review the results of our operations. We define “free cash flow” as Adjusted EBITDA less capital expenditures. We believe free cash flow is a useful supplemental financial measure for us and investors in assessing the performance of our business. Free cash flow is not a measure under GAAP and should not be considered as an alternative to net income. See “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data” and “—Results of Operations—Non-GAAP Financial Measures” for more information and reconciliations of free cash flow to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Key Factors Impacting the Comparability of Results of Operations

As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Key factors affecting the comparability of our results of operations are summarized below.

Restructuring Transactions and Fresh Start Accounting

On April 30, 2017, we filed petitions under Chapter 11 in the U.S. Bankruptcy Court in the Southern District of Texas, Houston Division. We received bankruptcy court confirmation of our plan of reorganization on May 22, 2017 and emerged from bankruptcy on June 8, 2017 (the “Effective Date”). For additional information about our bankruptcy proceedings and emergence, please see Note 2 to the audited consolidated financial statements included elsewhere in this prospectus. As a result of our Restructuring, we emerged with a significantly reduced level of indebtedness and interest burden. Our interest expense for the year ended December 31, 2017 (Successor) was substantially lower than for the year ended December 31, 2016 (Predecessor).

Upon emergence from bankruptcy, we adopted fresh start accounting and became a new entity for financial reporting purposes with no ending retained earnings or deficit balance as of the Effective Date. Upon adoption of fresh start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date, which differed materially from the recorded values of those same assets and liabilities prior to the Effective Date. As a result, our balance sheet and statement of operations subsequent to the Effective Date are not comparable to our balance sheet and statements of operations prior to the Effective Date. For additional information about our application of fresh start accounting, please see Note 2 to the audited consolidated financial statements included elsewhere in this prospectus.

As a result of the restructuring, at December 31, 2017 (Successor), we had a U.S. net operating loss carryforward of approximately $47.3 million and R&D tax credits of approximately $2.8 million, which will begin to expire in 2025 and 2030, respectively. Additionally, we had a state net operating loss carryforward of approximately $110.2 million, subject to various carryforward limitations depending upon the state authority, and an alternative minimum tax credit carryforward of approximately $0.9 million. Due to the change in control associated with bankruptcy, the U.S. net operating loss carryforward is subject to a limitation calculated under Section 382. It is expected our state net operating loss carryforward may have similar Section 382 limitations. We have foreign net operating loss carryforwards of approximately $146 million. For additional information, please see Note 13 to our audited financial statements included herein.

Significant Downturn in Upstream Oil and Gas and Subsequent Recovery

Decline in the upstream oil and gas industry since 2014 has negatively impacted our historical financial results. During the past seven years, the posted price for WTI oil has ranged from a high of $113.39 per barrel in April 2011 to a low of $26.19 per barrel in February 2016. However, the industry is recovering with a posted price for West Texas Intermediate oil of $64.18 at the end of March 2018. As a result of this volatility from 2011 to 2016, however, many E&P companies scaled back drilling activity. With these declines and volatility in E&P activity, many E&P and service companies deferred maintenance and growth capital expenditures, and those declined rates may exist if the price of oil reverses its recent increases.

Our exposure to upstream oil and gas production levels, coupled with reduced exploration activity and the deferral of maintenance and growth capital expenditures by upstream energy companies, negatively impacted our financial results in 2016 and 2017. We believe it is helpful to consider the impact of our exposure to upstream oil and gas in evaluating our business, in order to better understand other drivers of our performance during those periods. Please see “—Business Outlook” above or “Industry” for a description of where we believe industry activity currently is and where we believe it will be going forward.

Public Company Costs

We expect to incur incremental, non-recurring costs related to our transition to a publicly traded and taxable corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control implementation and internal testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common stockholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

Results of Operations

The following table sets forth our selected results of operations for our business for the periods indicated below.

	Successor	Predecessor		Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(in thousands)	(in thousands)
Revenue, net	$285,539	156,238	216,719	441,777
Cost of products and services	(221,491)	(143,234)	(200,271)	(359,873)
Depreciation and amortization	(34,465)	(8,026)	(18,106)	(9,565)
Impairment of property and equipment	—	—	(3,518)	—

Total Cost of Revenues	(255,956)	(151,260)	(221,895)	(369,438)

Gross Margin (Loss)	29,583	4,978	(5,176)	72,339
Operating Expenses
Selling, general and administrative	(41,601)	(41,490)	(65,002)	(83,526)
Depreciation and amortization	(23,389)	(5,440)	(11,938)	(40,408)
Goodwill and intangible impairment and restructuring charges	—	—	(3,070)	—

Total Operating Expenses	(64,990)	(46,930)	(80,010)	(123,934)

Loss from Operations	(35,407)	(41,952)	(85,186)	(51,595)
Other Income (Expense)
Interest income	128	46	123	174
Interest expense	(7,188)	(27,348)	(54,228)	(11,598)
Gain on extinguishment of debt	—	—	32,076	—
Reorganization items, net	—	385,654	—	—
Other, net	70	636	333	706

Total Other Income (Expense)	(6,990)	358,988	(21,696)	(10,718)

Income (Loss) From Continuing Operations Before Income Taxes	(42,397)	317,036	(106,882)	(62,313)
Income Tax Expense (Benefit)	(39,340)	372	(1,835)	(156,901)

Income (Loss) from Continuing Operations	(3,057)	316,664	(105,047)	94,588
Income (Loss) on Discontinued Operations:
Income (Loss) from operations of discontinued Italian business (including loss on disposal of $81,805 in 2016)	—	—	(80,087)	—
Income tax expense	—	—	1,429	—

Loss from Discontinued Operations	—	—	(81,516)	—

Net Income (Loss)	$(3,057)	$316,664	$(186,563)	$94,588

Other Financial Data:
Adjusted EBITDA(1)	$36,760	$9,420	$(22,984)	$46,180
Adjusted EBITDA margin(1)	12.9%	6.0%	(10.6)%	10.5%
Free Cash Flow(1)	$28,095	$3,921	$(28,892)

(1)	Adjusted EBITDA, Adjusted EBITDA margin and free cash flow are non-GAAP financial measures. For a definition of Adjusted EBITDA, Adjusted EBITDA margin and free cash flow, as well as each respective definition’s reconciliation to each respective definition’s most directly comparable GAAP measure, please see “—Non-GAAP Financial Measures.”

Revenues, Net.    Revenues, net were $285.5 million and $156.2 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $216.7 million for the year ended December 31, 2016 (Predecessor). On a pro forma basis, revenues for the year ended December 31, 2017 were $441.8 million as compared to $216.7 million for the Predecessor in 2016. The increase in revenues was primarily due to higher sales of pressure pumping equipment due to the improvement in drilling and completion activity within the Onshore Oil & Gas OEM segment. The Connectors & Precision Manufacturing segment saw revenue improvement in line with increased maintenance and growth spending in the midstream and downstream oil and gas sectors, as well as in the general industrial market. In particular, our connectors products saw increased revenues, as a result of strong demand and market share gains. The Offshore Oil & Gas OEM segment saw a decrease in revenues due to the suppressed deepwater and offshore oil and gas market.

Cost of Revenues.    Cost of revenues which includes cost of products and services, depreciation and amortization and impairment of property and equipment was $256.0 million and $151.3 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $221.9 million for the year ended December 31, 2016 (Predecessor). On a pro forma basis, cost of revenues which includes cost of products and services, depreciation and amortization, and impairment of property and equipment for the year ended December 31, 2017 was $369.4 million as compared to $221.9 million for the Predecessor in 2016.

Cost of products and services as a percentage of revenues, net were 77.6% and 91.7% for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor) and 81.5% on a pro forma basis for the year ended December 31, 2017, respectively, as compared to 92.4% for the year ended December 31, 2016 (Predecessor). The decrease in cost of products and services as a percentage of sales in the Successor period was a result of cost efficiencies on higher production levels.

Impairment of property and equipment was $0 million and $0 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $3.5 million for the year ended December 31, 2016 (Predecessor). Impairment in 2016 was a result of lower level of activity in both the oil and gas and general industrial markets, which prompted us to restructure and adjust our operations and cost structure to reflect current and expected near-term activity levels. These restructuring activities resulted in facility closures and the removal of excess machinery and equipment in 2016 that resulted in asset impairments.

Selling, General and Administrative.    Selling, general and administrative expenses were $41.6 million and $41.5 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $65.0 million for the year ended December 31, 2016 (Predecessor). On a pro forma basis, selling, general and administrative expenses for the year ended December 31, 2017 were $83.5 million as compared to $65.0 million for the Predecessor in 2016. This increase primarily reflects the increase in professional fees in the amount of $9.4 million incurred related to restructuring expenses.

Depreciation and Amortization.    Depreciation and amortization expenses, which are reflected in cost of revenues and operating expenses, were $57.9 million and $13.5 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $30.0 million for the year ended December 31, 2016 (Predecessor). This increase is due to the step up in intangibles of approximately $277.0 million and fixed assets of approximately $26.4 million as a result of the adoption of fresh start accounting.

Goodwill and Intangible Impairment and Restructuring Charges.    Goodwill and intangible impairment and restructuring charges were $0 million and $0 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $3.1 million for the year ended December 31, 2016 (Predecessor). This decrease primarily reflects the absence of goodwill and intangible impairment and restructuring charges in 2017.

Interest Income.    Interest income was $0.1 million and $0 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $0.1 million for the year ended December 31, 2016 (Predecessor). On a pro forma basis, interest income for the year ended December 31, 2017 was $0.2 million as compared to $0.1 million for the Predecessor in 2016. This increase primarily reflects interest income on higher cash balances in 2017 due to our improved financial condition upon our emergence from bankruptcy.

Interest Expense.    Interest expense was $7.2 million and $27.3 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $54.2 million for the year ended December 31, 2016 (Predecessor). On a pro forma basis, interest expense for the year ended December 31, 2017 was $11.6 million as compared to $54.2 million for the Predecessor in 2016. This decrease is primarily the result of lower debt levels in 2017 as a result of restructuring and settlement of liabilities subject to compromise upon our emergence from bankruptcy.

Gain on Extinguishment of Debt.    Gain on extinguishment of debt was $0 million and $0 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $32.1 million for the year ended December 31, 2016 (Predecessor). This decrease primarily reflects the absence in 2017 of the gain on extinguishment of debt in 2016, where an affiliate of our major stockholder purchased and extinguished $47.2 million of our second lien term loan payable at a discount, using proceeds from a sale of preferred stock. There was no similar transaction in 2017.

Reorganization Items, Net.    Reorganization items, net was $0 million and $385.7 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $0 million for the year ended December 31, 2016 (Predecessor). This amount in the period January 1 through June 8, 2017 (Predecessor) reflects the reorganization items resulting from our emergence from bankruptcy.

Other, Net.    Other, net was $0.1 million and $0.6 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $0.3 million for the year ended December 31, 2016 (Predecessor). On a pro forma basis, other, net for the year ended December 31, 2017 was $0.7 million as compared to $0.3 million for the Predecessor in 2016. This increase primarily reflects gains on asset sales.

Adjusted EBITDA.    Adjusted EBITDA was $36.8 million and $9.4 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $(23.0) million for the year ended December 31, 2016 (Predecessor). This increase primarily reflects cost efficiencies on higher levels of production and improved margins, primarily in the Onshore Oil & Gas OEM and Connectors & Precision Manufacturing segments.

Free Cash Flow.    Free cash flow was $28.1 million and $3.9 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $(28.9) million for the year ended December 31, 2016 (Predecessor).

Segment Results

The following table sets forth our selected results of operations for each of our business segments for the periods indicated below.

	Successor	Predecessor		Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(in thousands)	(in thousands)
Revenue, net
Onshore Oil & Gas OEM	$161,254	$84,442	$50,145	$245,696
Offshore Oil & Gas OEM	25,220	14,117	50,203	39,337
Connectors & Precision Manufacturing	99,064	57,679	116,813	156,743
Corporate and Other	1	—	(442)	1

Total	$285,539	$156,238	$216,719	$441,777

Adjusted EBITDA
Onshore Oil & Gas OEM	$38,654	$24,089	$4,294	$62,743
Offshore Oil & Gas OEM	(4,756)	(9,878)	(14,505)	(14,634)
Connectors & Precision Manufacturing	15,551	4,455	4,241	20,006
Corporate and Other	(12,689)	(9,246)	(17,014)	(21,935)

Total	$36,760	$9,420	$(22,984)	$46,180

Onshore Oil & Gas OEM

Revenues, net for the Onshore Oil & Gas OEM segment were $161.3 million and $84.4 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $50.1 million for the year ended December 31, 2016 (Predecessor). The increase in net revenues was primarily due to higher sales of pressure pumping equipment due to improvement in onshore drilling and completion activity. Additionally, our recent AMI acquisition contributed to increased sales in 2017 with the addition of automation and control products.

Adjusted EBITDA for the Onshore Oil & Gas OEM segment was $38.7 million and $24.1 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $4.3 million for the year ended December 31, 2016 (Predecessor). The increase in Adjusted EBITDA was primarily due to increased sales and cost efficiencies on a higher level of production.

Offshore Oil & Gas OEM

Revenues, net for the Offshore Oil & Gas OEM segment were $25.2 million and $14.1 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $50.2 million for the year ended December 31, 2016 (Predecessor). The decrease in net revenues was primarily due to the suppressed deepwater and offshore oil and gas market.

Adjusted EBITDA for the Offshore OEM segment was $(4.7) million and $(9.9) million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $(14.5) million for the year ended December 31, 2016 (Predecessor). The slight increase in Adjusted EBITDA was primarily due to cost efficiencies which was offset by a decline in revenues.

Connectors & Precision Manufacturing

Revenues, net for the Connectors & Precision Manufacturing segment were $99.1 million and $57.7 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $116.8 million for the year ended December 31, 2016 (Predecessor). The Connectors & Precision Manufacturing segment saw revenue improvement in line with increased maintenance and growth spending in the midstream and downstream oil and gas sectors, as well as in the general industrial market. In particular, our connectors products saw increased revenues, as a result of strong demand and market share gains.

Adjusted EBITDA for the Connectors & Precision Manufacturing segment was $15.6 million and $4.5 million for the period from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor), respectively, as compared to $4.2 million for the year ended December 31, 2016 (Predecessor). The increase in Adjusted EBITDA was primarily due to cost efficiencies on a higher level of production.

Internal Controls and Procedures

We and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2017. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design or maintain an effective control environment commensurate with our financial reporting requirements. This resulted in our inability to appropriately analyze, record and disclose accounting matters timely and accurately. Our limited personnel resulted in a failure to operate review controls and a failure to design processes to identify and address financial reporting matters, including reconciliation, close processes, financial statement classification and related disclosures.

We also failed to design and maintain formal accounting policies, processes and controls to identify and address significant and complex transactions or accounting matters including the accounting for certain components of fresh start accounting and accounting for equity-based compensation.

We are currently implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including hiring additional finance and accounting personnel and initiating design and implementation of our financial control environment, including the expansion of formal accounting policies and procedures, financial reporting controls and controls to account for and disclose complex transactions. We can give no assurance that these actions will remediate these material weaknesses in internal controls or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations.

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required in connection with this offering to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting beginning with our annual report for the year ended December 31, 2019. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Liquidity and Capital Resources

We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash flows generated by operating activities and borrowings under our ABL Facility. Depending upon market conditions and other factors, we may also have the ability to issue additional equity and debt if needed.

As described in “Use of Proceeds,” we intend to use approximately $         million of the net proceeds we receive from this offering to repay in full and terminate our Term Loan. Please see “Use of Proceeds.” We believe that, following completion of this offering, our cash on hand, operating cash flow and available borrowings under our ABL Facility will be sufficient to fund our operations for at least the next twelve months.

Historically, our primary sources of liquidity have been cash flows from operations, borrowings under our credit facilities and equity provided by investors. To date, for near-term periods prior to the Restructuring, our capital was primarily directed towards principal and interest on indebtedness, acquisition capital expenditures, and facility maintenance capital expenditures. Since the Restructuring, our primary use of capital has been capital expenditures and principal and interest on indebtedness. As of December 31, 2017 and as adjusted for the completion of this offering, we had an aggregate of $73.9 million in cash on hand and $35.4 million of borrowings available under our ABL Facility.

On June 8, 2017, we emerged from the Restructuring that resulted in a significant reduction in our debt and interest burden and a substantially enhanced liquidity position. Following the completion of the Restructuring, our debt and other obligations were reduced by approximately $743.5 million on a post-emergence basis. The Restructuring significantly delevered our balance sheet and provided us with working capital to fund ongoing operations during the Restructuring and post-emergence and maximized recoveries for the stakeholders. On the Effective Date, we emerged from the Restructuring with no borrowings outstanding under our ABL Facility and $70.0 million outstanding under our Term Loan. For additional information about our bankruptcy proceedings and emergence, please see Note 2 to the audited consolidated financial statements included elsewhere in this prospectus.

Capital Requirements and Sources of Liquidity

Our 2018 capital budget is approximately $14.4 million, including growth projects to increase capacity and productivity. However, the amount and timing of these 2018 capital expenditures is largely discretionary and within our control. We could choose to defer or increase a portion of these planned 2018 capital expenditures depending on a variety of factors, including, but not limited to, additional contracts awarded above and beyond our projections. As we pursue growth, we monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements. However, future cash flows are subject to a number of variables, including the ability to maintain existing contracts, obtain new contracts and manage our operating expenses. The failure to achieve anticipated revenue and cash flows from operations could result in a reduction in future capital spending. We cannot assure you that operations and other needed capital will be available on acceptable terms or at all. In the event we make additional acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures or seek additional capital. We cannot assure you that needed capital will be available on acceptable terms or at all.

Cash Flows

The following table sets forth our cash flows for the years indicated:

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016
	(in thousands)	(in thousands)
Net cash flows provided by (used in) operating activities	$22,341	$(48,388)	$(35,636)
Net cash flows provided by (used in) investing activities	(5,709)	(3,193)	20,138
Net cash flows provided by (used in) financing activities	(1,819)	55,729	52,613
Effect of exchange rate changes on cash and cash equivalents	(239)	2,675	4,226

Net change in cash	$14,574	$6,823	$41,341

Operating Activities

Net cash provided by continuing operating activities for the period from June 9, 2017 to December 31, 2017 (Successor) was $22.3 million. This was attributed to a net loss of $3.1 million primarily adjusted for: $57.9 million of depreciation and amortization expense, $0.5 million of amortization of debt issue costs, $2.0 million related to remeasurement of contingent consideration, $1.8 million non-cash payment-in-kind interest, $2.4 million inventory obsolescence and $0.3 million in stock compensation expense, offset by $40.1 million of deferred income tax expense. In addition, operating cash flows were negatively impacted by a net $0.6 million increase in our working capital components. The net decrease in cash flows related to our working capital components was primarily driven by an increase in deferred revenues coupled with an increase in costs incurred and estimated earnings in excess of billings on uncompleted contracts. The net decrease was also due to increases in collections of accounts receivable and due to timing of payments to our vendors. In connection with the increase in sales, inventories increased and billings in excess of costs incurred and estimated earnings on uncompleted contracts decreased due to timing of customer payments and recognition of related revenues on long-term contracts.

Net cash used in continuing operating activities for the period from January 1, 2017 to June 8, 2017 (Predecessor) was $48.4 million. This was attributed to net income of $316.7 million primarily adjusted for: $13.5 million of depreciation and amortization expense, $8.7 million of amortization of debt issue cost, $1.3 million related to remeasurement of contingent consideration, $2.3 million inventory obsolescence, offset by a gain of $256.8 million on reorganization items for settlement of liabilities subject to compromise and $138.3 million in adjustments due to the adoption of fresh start accounting. In addition, continuing operating cash flows were positively impacted by a net $4.4 million decrease in our working capital components. The net increase in cash flows related to our working capital components were primarily driven by a decrease in inventories and increase in billings in excess of costs incurred and estimated earnings on uncompleted contracts due to increase in orders for the second half of 2017. This increase was offset by an increase in accounts receivable and costs incurred and estimated earnings in excess of billings on uncompleted contracts, largely due to the timing of payments on large contracts.

Net cash used in operating activities for the year ended December 31, 2016 (Predecessor) was $35.6 million, which includes $2.7 million used from discontinued operations. This was attributed to net loss of $186.6 million primarily adjusted for: $81.5 million loss for discontinued operations, $30.0 million of depreciation and amortization expense, $6.1 million of debt issue costs, $0.7 million inventory obsolescence, $1.9 million in provision for bad debts, $4.8 million in goodwill and long-lived asset impairment offset by a $32.1 million gain on extinguishment of debt and $1.8 million deferred tax expense. In addition, continuing operating cash flows were favorably impacted by a net $63.0 million decrease in working capital components. The net increase in cash flows related to our working capital components were primarily driven by a decrease in trade accounts receivable due to the timing of payments on large contracts, and a decrease in inventories, costs incurred and estimated earnings in excess of billings on uncompleted contracts and increase deferred revenues. These increases during the period were a result of us collecting cash during the down cycle and preparing for an expected increase in sales to come through in 2017. These increases were partially offset by payments made on accounts payable during the period.

Investing Activities

Net cash used in continuing investing activities for the period from June 9, 2017 to December 31, 2017 (Successor) was $5.7 million. This was attributed to $1.3 million of proceeds from the sale of property and equipment, $5.3 million of proceeds from the sale of discontinued operations, offset by $8.7 million in property and equipment expenditures and $3.7 million in cash paid for business acquisitions, net of cash acquired.

Net cash used in continuing investing activities for the period from January 1, 2017 to June 8, 2017 (Predecessor) was $3.2 million. This was attributed to $1.6 million in proceeds from the sale of discontinued operations, $0.7 million in proceeds on sale of property and equipment, offset by $5.5 million in property and equipment expenditures.

Net cash provided by investing activities for the year ended December 31, 2016 (Predecessor) was $20.1 million, of which $1.7 million was related to discontinued operations. This was attributed to $33.2 million in proceeds from the sale of discontinued operations, $0.4 million in proceeds from the sale of property and equipment, offset by $5.9 million in property and equipment expenditures and $9.3 million in cash paid for business acquisitions, net of cash acquired.

Financing Activities

Net cash used in financing activities for the period from June 9, 2017 to December 31, 2017 (Successor) was $1.8 million. This was primarily attributed to $0.8 million in distributions to non-controlling interest by the variable interest entity, $0.6 million in payments on bank term loans and notes payable and $0.3 million in payments on real estate loan by the variable interest entity.

Net cash provided by financing activities for the period from January 1, 2017 to June 8, 2017 (Predecessor) was $55.7 million. This was primarily attributed to $70.0 million in net borrowings from term loan, offset by $11.6 million in payments for debt issuance costs, $1.5 million in payments on bank term loans and notes payable and $0.8 million for the settlement of contingent consideration. Proceeds from term loan were used to repay debtor-in-possession financing which was drawn earlier in the year.

Net cash provided by financing activities for the year ended December 31, 2016 (Predecessor) was $52.6 million. This was primarily attributed to $64.5 million in net borrowings from bank revolving loan, $12.2 million proceeds on sale lease-backs under financing lease, $8.6 million in capital contributed by non-controlling interest to the variable interest entity, $14.1 million in proceeds from real estate loan issue to variable interest entity, $15.2 million from the issuance of preferred stock, offset by $40.0 million in repayments of note payable to stockholder, $21.1 million in payments on bank term loans and notes payable, and $0.7 million in distributions to non-controlling interest by variable entity.

Working Capital

Our working capital, which we define as total current assets (excluding cash and cash equivalents) less total current liabilities (excluding current maturities of long-term debt, net of debt issuance costs), totaled $51.3 million at December 31, 2017 (Successor) and $44.9 million at December 31, 2016 (Predecessor). This increase was primarily attributable to an increase in our revenues.

Our Debt Agreements

ABL Facility

On June 8, 2017, we entered into the ABL Facility. Under the terms of the ABL Facility, up to $50 million may be borrowed, subject to certain borrowing base limitations based on a percentage of eligible accounts receivable and inventory. We did not have any balances outstanding under the ABL Facility as of December 31, 2017. The ABL Facility is collateralized by accounts receivable and inventory. The ABL Facility matures on the earlier of June 8, 2022, or 91 days prior to the final maturity of the Term Loan.

Borrowings under the ABL Facility bear interest at LIBOR, plus an applicable LIBOR rate margin of 2.5% to 2.25% or base rate margin of 1.5% to 1.25%, as defined in the ABL Facility credit agreement. The interest rate as of December 31, 2017 was 3.8%. The unused portion of the ABL Facility is subject to an unused commitment fee of 0.375%. Interest and fees are payable in arrears on the last day of each quarter.

The ABL Facility includes certain non-financial covenants, including but not limited to restrictions on incurring additional debt and certain distributions. The ABL Facility requires, until the later (i) June 8, 2018 and (ii) the first date on which the fixed charge coverage ratio (as defined in the ABL Facility) is at least 1.0 to 1.0, that we maintain a minimum liquidity (as defined in the ABL Facility) of (x) for any period of five consecutive days, $15.0 million and (y) at any time, $10.0 million. The ABL Facility is not subject to other financial covenants unless excess availability (as defined in the credit agreement governing the ABL Facility) is less than 10% of the borrowing base or $7.5 million, whichever is greater, at which point we are required to maintain a minimum fixed charge coverage ratio, as defined, of 1.0 to 1.0 for each trailing twelve month period. We were in compliance with these covenants as of December 31, 2017.

Term Loan

On June 8, 2017, we entered into the Term Loan, of which $71.5 million was outstanding as of December 31, 2017. The Term Loan is collateralized by our fixed assets. The Term Loan Facility matures on June 8, 2022.

Borrowings under the Term Loan bear (A) if EBITDA for the most recently completed four quarter period is less than $25.0 million, (i) cash interest at LIBOR or a base rate, plus an applicable margin of

8.0% or 7.0%, respectively and (ii) interest paid in kind at a rate of 5.0%, (B) if EBITDA for the most recently completed four quarter period is greater than or equal to $25.0 million but less or equal to than $50.0 million, (i) cash interest at LIBOR or a base rate, plus an applicable margin of 8.0% or 7.0%, respectively and (ii) interest paid in kind at a rate of 1.0% and (C) if EBITDA for the most recently completed four quarter period is greater than $50.0 million, cash interest at LIBOR or a base rate, plus an applicable margin of 7.0% or 6.0%, respectively. The interest rate as of December 31, 2017 was 10.7%. Interest and fees are payable in arrears on the first day of each month.

The Term Loan includes certain non-financial covenants, including but not limited to restrictions on incurring additional debt and certain distributions. The Term Loan is not subject to financial maintenance covenants. We were in compliance with these covenants as of December 31, 2017.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2017:

	Total	2018	2019	2020	2021	2022	Thereafter
	(in thousands)
Debt Principal(1)	$71,715	$956	$700	$700	$700	$68,659	$—
Interest Payments(2)	33,606	7,599	7,524	7,449	7,375	3,659	—
Real Estate Loan to VIE(3)	3,081	967	950	933	231	—	—
Operating Leases Obligations	8,362	3,957	1,778	1,147	238	232	1,010
Capital Leases Obligations(4)	214	66	66	66	16	—	—
Financing Leases Obligations	26,461	1,293	1,309	1,326	1,343	1,360	19,830
Warranty Claims(5)	9,000	1,800	1,800	1,800	1,800	1,800	—

Total(6)	$152,439	$16,638	$14,127	$13,421	$11,703	$75,710	$20,840

(1)	Debt principal consists of short-term and long-term debt obligations, and excludes debt discounts, deferred financing costs, and interest.
(2)	Represents estimated interest payments on our outstanding debt balance as of December 31, 2017. The loan bears interest quarterly at prime or the applicable LIBOR interest rate, at our election, plus a margin. The amounts above are calculated using an interest rate of 10.7% which is the interest rate as of December 31, 2017. The interest does not include PIK interest as such amount cannot be reasonably estimated. The actual interest rates on the variable indebtedness incurred and the amount of our indebtedness could vary from those used to compute the above interest payments.
(3)	Includes principal and interest payments with respect to the Real Estate Loan to variable interest entities (“VIEs”), interest payments for the VIEs represent estimated interest payments of the variable interest entity real property loan payable. The loan bears interest monthly. The actual interest rates on the variable indebtedness incurred and the amount of our indebtedness could vary from those used to compute the above interest payments.
(4)	Capital leases reflect the principal amount of capital lease obligations, including related interest.
(5)	Warranty claims relate to settlements in 2017 on certain contracts we agreed to pay through 2022.
(6)	Total contractual cash obligations in the table above exclude income taxes and contingent consideration under an earn-out agreement related to the Managed Pressure Operations acquisition, which was $27.9 million as of December 31, 2017 as we are unable to make a reasonably reliable estimate of the timing for the remaining payments in future years. The contingent consideration expires in July 2022.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are financial measures not determined in accordance with GAAP. We define Adjusted EBITDA as net income before interest expense, income tax benefit (expense), depreciation and amortization, loss from discontinued operations, net, gain on extinguishments of debt, impairment and restructuring charges, fresh start inventory adjustment, non-cash inventory write-offs, stock-based compensation, reorganization items, net and certain other items that we do not view as indicative of our ongoing performance. We define Adjusted EBITDA margin as the ratio of Adjusted EBITDA to revenue, net.

We believe Adjusted EBITDA and Adjusted EBITDA margin are useful performance measures because they allow for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historical costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies.

Free Cash Flow

Free cash flow is not a financial measure determined in accordance with GAAP. We define free cash flow as Adjusted EBITDA less capital expenditures. We believe free cash flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Management primarily uses this metric to assess and evaluate our capacity to further invest and grow, and measure our performance as compared to our peers.

The following table presents reconciliations of net income (loss) to Adjusted EBITDA and free cash flow, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Successor	Predecessor		Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(in thousands)	(in thousands)
Net income (loss)	$(3,057)	$316,664	$(186,563)	$94,588
Interest expense	7,188	27,348	54,228	11,598
Income tax benefit (expense)	(39,340)	372	(1,835)	(156,901)
Depreciation and amortization	57,854	13,466	30,044	49,973
Loss from discontinued operations, net	—	—	81,516	—
Gain on extinguishments of debt	—	—	(32,076)	—
Impairment and restructuring charges(1)	4,451	16,724	16,043	21,175
Fresh start inventory adjustment(2)	4,852	—	—	—
Non-cash inventory write-offs(3)	330	15,272	2,714	15,602
Stock-based compensation(4)	311	—	—	746
Reorganization items, net	—	(385,654)	—	—
Other(5)	4,171	5,228	12,945	9,399

Adjusted EBITDA	$36,760	$9,420	$(22,984)	$46,180

Capital Expenditures	8,665	5,499	5,908

Free Cash Flow	$28,095	$3,921	$(28,892)

Adjusted EBITDA margin(6)	12.9%	6.0%	(10.6)%	10.5%

(1)	Impairment and restructuring charges consist of (i) impairment of property and equipment of $3.5 million for the year ended December 31, 2016, (ii) goodwill and intangible impairment charges of $3.0 million for the year ended December 31, 2016, (iii) expenses related to restructuring and facility closures in the amount of $4.5 million for the period from June 9, 2017 to December 31, 2017 (Successor), $16.7 million for the period from January 1, 2017 to June 8, 2017 (Predecessor), and $9.5 million for the year ended December 31, 2016 (Predecessor).
(2)	Fresh start inventory adjustment reflects the amortization of inventory step-up from the adoption of fresh start accounting.
(3)	Non-cash inventory write-offs reflect non-cash charges for slow-moving or obsolescence inventory reserve.
(4)	Reflects non-cash charges related to stock-based compensation programs.
(5)

Other adjustments include (i) the remeasurement of contingent consideration in the amount of $2.0 million for the period from June 9, 2017 to December 31, 2017 (Successor) and $1.3 million for the period from January 1, 2017 to June 8, 2017 (Predecessor); (ii) the write-off of an abandoned research and development project of $1.3 million for the period from January 1, 2017 to June 8, 2017 (Predecessor); (iii) non-cash reserves for contract losses in the amount of $2.4 million for the period from January 1, 2017 to June 8, 2017 (Predecessor) and $4.5 million for the year ended December 31, 2016 (Predecessor); (iv) expenses relating to acquisitions and divestitures in the amount of $1.9 million for the period from June 9, 2017 to December 31, 2017 (Successor), $0.1 million for the period from January 1, 2017 to June 8, 2017 (Predecessor) and $7.8 million for the year ended December 31, 2016 (Predecessor); (v) adjustments to eliminate non-cash effects of the variable interest entity for $0.1 million for the period from June 9, 2017 to December 31, 2017 (Successor), $0.1 million for the period from January 1, 2017 to June 8, 2017 (Predecessor) and $0.2 million for the year ended December 31, 2016 (Predecessor); and

(vi) foreign currency losses of $0.1 million for the period from June 9, 2017 to December 31, 2017 (Successor), $0.1 million for the period from January 1, 2017 to June 8, 2017 (Predecessor), and $0.4 million for the year ended December 31, 2016 (Predecessor).
(6)	Adjusted EBITDA margin is a non-GAAP financial measure that represents the ratio of Adjusted EBITDA to revenue, net. We use Adjusted EBITDA margin to measure the success of our businesses in managing our cost base and improving profitability.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with preparing our consolidated financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expense and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time we prepare our consolidated financial statements. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates.

Our significant accounting policies are discussed in our audited historical consolidated financial statements included elsewhere in this prospectus. Management believes that the following accounting estimates are those most critical to fully understanding and evaluating our reported financial results, and they require management’s most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Fresh Start Accounting

Upon emergence from bankruptcy, we adopted fresh start accounting, which resulted in us becoming a new entity for financial reporting purposes. Upon adoption of fresh start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheet as of December 31, 2016 (Predecessor). The effects of the Restructuring and the application of fresh start accounting were implemented as of June 8, 2017 and the related adjustments thereto were recorded in our consolidated statement of operations as reorganization items for the Predecessor period of January 1, 2017 through June 8, 2017.

Our reorganization value was derived from an independent valuation estimate of enterprise value. Enterprise value represents the estimated fair value of an entity’s long-term debt, stockholders’ equity and other liabilities. This valuation analysis was prepared using financial projections, market and other financial information and applying standard valuation techniques, including risked net asset value analysis and public comparable company analyses. Our reorganization value was allocated to our assets in conformity with the procedures specified by ASC 805, Business Combinations. Liabilities existing as of the Effective Date, other than deferred taxes, were recorded at the present value of amounts expected to be paid using appropriate risk adjusted interest rates. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit, common stock, preferred stock and additional paid in capital and accumulated other comprehensive loss were eliminated. The excess reorganization value over the fair value of the identified tangible and intangible assets is recorded as goodwill. Fair values of assets and liabilities represent our best estimates based on our appraisals and valuations. Where the foregoing were not available, industry data and trends or references to relevant market rates and transactions were used. These estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond our reasonable control. Moreover, the market value of our capital stock may differ materially from the fresh start equity valuation.

Revenue Recognition

We recognize revenue, net of sales taxes, related to the sale of inventory products once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or the customer has taken title and risk of loss or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectability is reasonably assured. For certain fixed price, construction-type contracts that involve significant design, engineering, procurement and manufacturing to customer supplied specifications, are recognized on the percentage-of-completion method of accounting. Progress is primarily measured by the percentage of total costs incurred to date to estimated total costs for each contract or the total costs for major components of a large contract. Actual results could differ from those estimates.

Percentage-of-completion is generally determined by the input method based upon the amount of labor hours expended compared to the total labor hours expected to be expended plus the estimated amount of labor hours to complete the project. For certain other projects, total costs incurred to date as compared to estimated total cost for each contract is used as an input for the percentage-of-completion method as it provides a better measure of progress towards completion. We consider these methods to be the best available measure of progress for the respective contracts. The percentage-of-completion method requires the use of various estimates, including among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including quantities of materials, labor productivity and other cost estimates. We have a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. Due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Revenue on contracts not accounted for using the percentage-of-completion method is recognized utilizing the completed contract method. Under the completed contract method, revenue and contract costs are deferred and are both recognized when all deliverables are completed.

Contract costs include all direct material, labor, subcontractor costs, equipment and those indirect costs related to contract performance, such as indirect labor, depreciation, supplies, tools and repairs. Pre-contract costs such as engineering, procurement and project management costs are generally expensed as incurred, but in certain cases may be deferred if certain criteria are met. Selling, general and administrative costs are charged to operations as incurred.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined.

Revenues recognized in excess of amounts billed are classified as current assets under “costs incurred and estimated earnings in excess of billings on uncompleted contracts.” Billings in excess of costs and estimated earnings recognized are classified under current liabilities as “billings in excess of costs incurred and estimated earnings on uncompleted contracts.”

Recording revenue involves the use of estimates and management judgment. We must make a determination at the time our services are provided whether the customer has the ability to make payments to us. While we do utilize past payment history, and, to the extent available for new customers, public credit information in making our assessment, the determination of whether collectability is reasonably assured is ultimately a judgment decision that must be made by management.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost (which approximates average cost) and weighted average methods. Costs include an application of related direct labor and overhead cost. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Reserves are made for obsolete and slow-moving items based on a range of factors, including age, usage and technological or market changes that may impact demand for those products. The amount of allowance recorded is subjective and it may be that the level of provision required may be different from that initially recorded.

The inventory obsolescence reserve as December 31, 2017 (Successor) was $2.4 million, compared to $33.3 million as of December 31, 2016 (Predecessor). The reserve values represented 2.4%, and 28.7% of our consolidated gross inventories as of December 31, 2017 (Successor) and 2016 (Predecessor), respectively. A 10% increase in our inventory obsolescence reserve at December 31, 2017 would result in a change in reserves of approximately $0.2 million and a change in income (loss) from continuing operations before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our inventory obsolescence reserve.

Goodwill

We record the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible and identifiable intangible assets acquired, liabilities assumed and any non-controlling interest as goodwill. In the Successor period, goodwill also reflects the excess of the reorganization value of the Successor over the fair value of tangible and identifiable intangible assets as determined upon the adoption of fresh start accounting. The goodwill relating to each of our reportable segments is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Under U.S. GAAP, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of its reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, there is no need to perform any further testing. However, if we conclude otherwise, then we are required to perform a quantitative impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference.

We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test.

In the Predecessor periods, we allocated goodwill to its four reporting units which were predominantly based on our geographic regions. In connection with the emergence from our Restructuring and the application of fresh start accounting, we changed our internal reporting structure in the second quarter of 2017 to better support and assess the operations of the business going forward. As a result, we now have six reporting units centered around product groupings. As a result of the change in reporting units, we elected to perform quantitative goodwill impairment tests immediately before and after this change in reporting units and determined that there was no impairment. During the year ended December 31, 2016 (Predecessor) we recorded $1.3 million of goodwill impairment.

The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to our future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, as well as other key assumptions. We believe that the amounts recorded in our consolidated financial statements related to goodwill are based on the best estimates and judgments although actual outcomes could differ from our estimates.

Impairment of Long-Lived Assets and Intangible Assets

We evaluate the recoverability of the carrying value of long-lived assets, including property and equipment, intangible assets and investments, whenever events or circumstances indicate the carrying amount may not be recoverable. If such circumstances are determined to exist, an estimate of future cash flows produced by the long-lived assets, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. A detailed determination of the fair value may be carried forward from one year to the next if certain criteria have been met. We report an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Factors we generally consider important in our evaluation and that could trigger an impairment review of the carrying value of long-lived assets include significant underperformance relative to expected operating trends, significant changes in the way assets are used, underutilization of our tangible assets and significant negative industry or economic trends.

We recorded $3.5 million in property and equipment impairment for the year ended December 31, 2016 (Predecessor). There were no material impairment charges recorded for the periods from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor).

Property and Equipment

We state all property and equipment at cost. Under this method of accounting, we depreciate the cost of property and equipment using the straight-line method over the estimated useful lives or amortizes the value of assets under capital leases over the shorter of the lease terms or estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss are reflected in income for the period. The cost of maintenance and repairs are charged to income as incurred; significant renewals and improvements are capitalized.

Contingencies

We accrue for costs relating to litigation when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management’s judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known. Please see Note 14 to the audited consolidated financial statements included elsewhere in this prospectus for more information related to contingencies.

Stock-Based Compensation

We measure and recognize stock-based compensation expense for all stock-based awards made to employees and directors using fair value based methods over the requisite service period adjusted for estimated forfeiture rates based on historical experience. The cost of equity-classified awards is based on the grant date fair value calculated using a Black-Scholes or Monte Carlo valuation model, depending on the nature of the award. Immediately prior to emergence from our Restructuring, all stock options of the Predecessor were cancelled.

Stock-based compensation expense for awards with a service only condition is recognized over the employee’s requisite service period. For awards with a performance condition that affects vesting, the performance condition is not considered in determining the award’s grant date fair value; however, the conditions are considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with performance conditions until the performance condition is determined to be probable of achievement. Estimating when a performance condition is probable of achievement requires management judgment. Management considers all available factors and available information in making this determination including, measurement against the performance condition, historical results, volatility, remaining contractual period of the awards and future forecasts and market outlook.

Stock-based compensation expense is classified as selling expenses or general and administrative expenses consistent with other compensation expense associated with the award recipient.

Variable Interest Entities

In addition to the consolidation of our majority owned subsidiaries, we also consolidate VIEs when we are determined to be the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE.

We entered into a sale-leaseback for one of its manufacturing facilities with a landlord that was set-up by a third-party beneficiary for the specific purpose of owning and renting the facility to us. The twenty-year lease includes an option for us to purchase the property in March 2023, a right of first refusal and an option to extend the lease for an additional term of five years at a fixed rental rate. Because we share the potential benefits of appreciation of the property in addition to its right-of-use, we determined it is the primary beneficiary of the special purpose entity. Our assets can be used to satisfy the obligations of the variable interest entity but, assets of the variable interest entity cannot be used to satisfy our obligations. Accordingly, we have included the assets, liabilities and the results of the variable interest entity in its consolidated financial statements.

Income Taxes

Income taxes have been provided based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and tax basis of such assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. We recognize interest and penalties related to income taxes as a component of income tax expense.

Recent Accounting Pronouncements

Please see Note 3 to the audited consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Under the JOBS Act, we expect that we will meet the definition of an “emerging growth company,” which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We have elected to use this extended transition period for complying with new or revised accounting standards.

Quantitative and Qualitative Disclosure about Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Currently, our market risks relate to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Interest Rate Risk

As of December 31, 2017, we had long term debt (non-VIE), including current maturities of approximately $71.7 million, with a weighted average interest rate of 10.7%. A 1.0% increase or decrease in the weighted average interest rate would increase or decrease interest expense by approximately $0.7 million per year.

Credit Risk

While we are exposed to credit risk in the event of non-performance by counterparties, the majority of our customers are creditworthy and we do not anticipate non-performance. We mitigate the associated credit risk by performing credit evaluations and monitoring the payment patterns of our customers.

Off-Balance Sheet Arrangements

We currently have no material off-balance sheet arrangements.

INDUSTRY

Unless otherwise indicated, the information set forth under “Industry,” including all statistical data and related forecasts, is derived from Spears & Associates’ “Drilling & Production Outlook,” Baker Hughes’ “North America Rotary Rig Count” published on March 16, 2018, the U.S. Energy Information Administration (“EIA”) and the International Energy Agency (“IEA”) all published in the first quarter of 2018. We believe that these third-party sources are reliable and that the third-party information included in this prospectus is accurate and complete. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

The demand for our products and services is primarily driven by drilling, production and completion activity by E&P companies, which depends on the current and anticipated profitability of developing oil and gas reserves. We believe that the recent recovery in commodity price levels will result in increased demand for our products and services, both in the onshore and offshore oil and gas sectors. Our business also serves general industrial markets where we believe we have benefited from the global economic recovery over the past several years.

As commodity prices have improved, drilling and completion activity by E&P companies has increased which has increased demand for our equipment and services. Although North American land drilling and completion activity has largely led the market recovery, we believe that the current commodity price environment will support growth in our Onshore Oil & Gas OEM and Offshore Oil & Gas OEM segments globally. Finally, the positive economic outlook for GDP growth, midstream capital spending, U.S. refining capital expenditures, LNG export capacity growth, power generation, petrochemical industry expansion, transportation and aerospace industry trends, in addition to the aforementioned recovery of commodity prices, support growth in our Connectors & Precision Manufacturing segment.

Oil and Gas Supply and Demand Dynamics

The oil and gas market has experienced a recovery of WTI oil prices from $26.21 per barrel in February 2016 (which price represented a cycle trough) to $62.34 per barrel as of March 16, 2018 or an approximate 138% increase. The recovery has been driven by improving demand and a mitigation of longer-term supply growth in certain international markets. This stabilization of commodity price levels allows us to generate attractive returns on the development of both unconventional onshore and offshore projects.

                        WTI Prompt Month Future

(Dollar per Barrel)

Source: Bloomberg

Global supply of oil normalized in 2017 as a result of agreed-upon OPEC production cuts and flat international (non-OPEC) production. The IEA estimates global crude oil stocks to be only 90 MMBbls above the five-year average (down from a peak of 366 MMBbls in July 2016). However, U.S. oil production has rebounded significantly and production growth estimates for 2018 have been mostly revised higher. Furthermore, the EIA estimates that U.S. production peaked at 9.6 MMBbls/d in June 2015, subsequently troughed at 8.5 MMBbls/d in September 2016, and has since increased to a new high of 10.3 MMBbls/d in February 2018. Despite the recovery in U.S. production, the EIA estimates the global crude oil market to be stable in 2018 as global demand is expected to grow while OPEC and other major exporters have extended their production cuts of 1.8 MMBbls/d through the end of 2018, resulting in an implied global undersupply from OPEC.

            Annual Difference Between OPEC Supply And Demand On OPEC

(MMBbls/d)

Source: International Energy Agency

As a result of improving commodity prices and increasing demand for oil in an under supplied environment, global E&P capital budgets are expanding. Spears & Associates expects global drilling and completion spending to significantly increase at projected five-year annual growth rate of 10%. North American unconventional resource plays continue to capture a growing share of global E&P capital spending, the short lead-time from permitting to production and the relatively low degree of legal and political risk associated with North American operations.

Onshore Oil and Gas

The North American onshore oil and gas market has experienced a recovery, driven in part by the recent improvement in oil prices. However, the majority of the increase in North American onshore oil and gas activity levels will be driven by other factors described below that we believe will support North America’s outpaced growth in the broader global oil and gas industry.

•	Growth in North American Land Rig and Well Counts. Demand for our services is influenced by the number of drilling rigs our potential customers operate and the number of wells that our potential customers drill. Oil and gas wells in North American unconventional resource plays typically experience rapid declines in productivity over time. As a result, new wells are required to be drilled and completed in order to replace declining production. We believe that as sustained production from wells drilled over the last several years continues to decline, the number of horizontal drilling rigs and the North American well count will increase, as well as the prevalence of pad drilling. According to Spears & Associates, the total North American land drilling rig count is expected to average 1,248 rigs during 2018, and 33,801 wells are expected to be drilled during the year. These figures represent increases of 19% and 14% from the North American land drilling rig count and North American land well count over 2017 levels, respectively. Horizontal wells in particular typically enable more wellbore contact within the targeted geological zone, resulting in more productive wells, and more productive wells can potentially result in more business for our business segments. According to Spears & Associates, horizontal wells, as a percentage of total wells drilled in the U.S., has increased each year since 2011, such that in 2017, 67% of total wells drilled in the U.S. were horizontal wells. Horizontal wells typically require more intensive completion than vertical wells due to their longer reach to total depth and complexity. We believe this growth trend is favorable for our Onshore Oil & Gas OEM segment and associated aftermarket parts business, as an average single active rig is now expected to generate more demand for hydraulic fracturing due to the increase in service intensity.

North American Land Rig Count	North American Land Wells Drilled
(Rigs)	(Wells)

Source: Spears & Associates	Source: Spears & Associates

Percentage of Horizontal Wells in the U.S.

(Wells)

Source: Spears & Associates

•	Growth in North American Onshore Drilling and Completions Spending. We believe that North American unconventional shale resources will continue to capture a growing share of global capital spending on oil and gas resource development as a result of the shale resources’ competitive positioning on the global cost curve. Spears & Associates estimates that capital spending for drilling and completions in the North American onshore market will reach approximately $124 billion in 2018, and will increase approximately 43% over the next four years to $177 billion.

North American Onshore Drilling & Completion Spending

(Dollar Amounts In Billions)

Source: Spears & Associates

•	Increasing Number of DUCs. As a result of a shortage of available hydraulic frac crews, long lead-times on new frac equipment and constrained E&P capital budgets, there is a large inventory of wells in the North American land market that E&P operators previously drilled but did not complete in an effort to defer capital spending. The EIA estimates that there are 7,601 DUCs in the U.S. as of February 2018. These DUCs represent a backlog of uncompleted wells that we expect will provide additional demand for completion services and equipment.

Drilled but Uncompleted Wells

(DUCs)

Source: EIA

North American Lateral Lengths	North American Stages Per Lateral Length	North American Proppant Use
(Thousands Of Feet/Well)	(Stages/1,000 Ft)	(Thousands Of Pounds/1,000 Ft Of Lateral Length)

Source: Spears & Associates	Source: Spears & Associates	Source: Spears & Associates

•	Increasing Lateral Lengths, Hydraulic Fracturing Intensity and Volume of Proppant Used. As E&P companies have gained more experience operating in unconventional resource plays and a better understanding of reservoir characteristics, they have applied new drilling and completion equipment and technology in order to maximize the recovery of hydrocarbons and reduce the costs associated with each well. Recently, the industry has favored increasing lateral lengths, a higher number of hydraulic fracturing stages and substantially increased amounts of proppant pumped into each well, as operators focus on lowering costs associated with wells drilled. Each of these trends increases the amount of required HHP at well sites. Spears & Associates estimates that the increase in average lateral length, number of hydraulic fracturing stages per 1,000 lateral feet and pounds of proppant pumped per lateral foot in the North American land market to be 29%, 61% and 95%, respectively from 2014 to 2018.

•	Growth in Hydraulic Fracturing Demand. Demand for HHP in the North American market is increasing substantially as a result of all of the factors described above. Spears & Associates estimates that demand for HHP will average 14.0 million HHP in 2018, which is an increase of approximately 180% relative to the recent trough demand level in 2016. Additionally, demand for new HHP favors new generation technology and fit-for-purpose hydraulic fracturing pumps that can both maximize operators’ run time and withstand the rigors of challenging operating environments throughout the North American land market.

Demand for Fracturing HHP

(Millions of HHP)

Source: Spears & Associates

•	Aging Frac Equipment and Ensuing Replacement Cycle. As the prevalence of horizontal drilling and hydraulic fracturing in unconventional resource plays grew between 2010 and 2015, new equipment and services with the capability of approximately 15 million HHP entered the North American market, resulting in an oversupply of HHP relative to demand. As a result of the oversupply of HHP, pricing for hydraulic fracturing services declined significantly. This led many hydraulic fracturing service providers to defer critical maintenance spending and allow equipment conditions to deteriorate. Equipment conditions have deteriorated so much that large portions of the North American hydraulic fracturing fleets are becoming obsolete. Spears & Associates estimates that as of October 2017 approximately 29% of all North American HHP was older than five years. Additionally, the useful life for the average frac pump unit has declined from approximately seven to ten years in 2010 to three to five years in the current operating environment as a result of increased completion intensity, a shift towards twenty-four hour frac operations, and equipment quality degradation driven by the idling of assets during periods of low activity levels such as the recent industry downturn. As older equipment becomes obsolete, the market demands leading edge frac equipment of the type we design and manufacture. Thus, we believe that as the North American pressure pumping fleet requires replacement over the next several years, demand for our equipment, technology and designs will increase.

North American HHP Net Additions	Current Age Of Frac Equipment
(Amounts In Millions)	(Amounts In Millions of HHP)

Source: Spears & Associates	Source: Spears & Associates

Offshore Oil and Gas

The global offshore oil and gas market is beginning to see signs of recovery. The costs of exploring for and producing oil and gas are declining as a result of technological advances and recent efficiency improvements, resulting in increased offshore oil and gas capital expenditures.

We believe the following offshore oil and gas trends will positively affect our business over the coming years.

•	Growth in Global Offshore Rig and Well Count. The global offshore rig and well count has begun to stabilize, and Spears & Associates estimates that the offshore rig count will grow 5% annually through 2022, and the offshore well count will grow 4% annually through 2022.

Global Offshore Rig Count Over Time	Global Offshore Wells Drilled
(Rigs)	(Wells)

Source: Baker Hughes, Spears & Associates	Source: Spears & Associates

•	Growth in Global Offshore Drilling and Completions Spending. Capital spending for offshore drilling and completions is expected to grow 6% annually to $68 billion by 2022. A sustained recovery in global oil and gas prices could accelerate offshore spending.

Global Offshore Drilling & Completions Spending

(Dollar Amounts In Billions)

Source: Spears & Associates

•	Improvements in Global Offshore Operating Efficiency and Utilization. As offshore activity and rig utilization begin to increase, we believe that operators will be motivated to install MPD packages and other advanced drilling systems that offer significant improvements in operating efficiency and safety. We are well-positioned to benefit from improving offshore drilling activity and rig dayrates through the deployment of our MPD advanced drilling systems which have significant efficiency and safety benefits for customers. We are also targeting the retrofit markets for drillships, floaters and jackups.

Connectors & Precision Manufacturing

The strength of the overall economy, general economic expansion, the lowest unemployment rate in 10 years, projected GDP growth of 2.7% for 2018, and the general recovery of onshore and offshore oil and gas activity, bode well for our Connectors & Precision Manufacturing segment as economic expansion leads to growth in many sectors of the energy and industrial value chains where our manufactured parts are sold. Plant turnarounds and maintenance activities, which may be supported by continued economic expansion can provide a source of recurring revenue for connectors. Continued spending on domestic pipeline infrastructure should provide consistent demand for these products going forward.

We also serve a variety of end markets including the midstream, refining, LNG and petrochemical, as well as general industrial, power generation, transportation and aerospace sectors. We provide private label manufacturing services to customers in many of these sectors. Over the past several years these markets have benefited from the global economic recovery. Participating in the general industrial markets serves to diversify our customer and geographic concentration of revenues and reduce volatility of our earnings.

We believe the following trends will continue to positively drive our business over the coming years.

•	Onshore and Offshore Oil & Gas Industry Capital Expenditures. Through the manufacture of connectors, riser strings and other equipment used in drilling and completion applications, and our new fluid end product line, our Connectors & Precision Manufacturing segment is well-positioned to capitalize on an upstream recovery, particularly in North American pressure pumping and in the global offshore drilling market. We believe we are exposed to some of the highest growth market drivers in the context of the onshore and offshore oil and gas industry. Secular trends are driving increased demand for and replacement of manufactured equipment. The quickly growing demand for fracturing HHP, increased service intensity, and other factors, are causing an accelerated wear and tear on frac pumps and associated aftermarket parts, consumables and related services. Spears & Associates estimates that capital spending for drilling and completions in the North American onshore market will reach approximately $124 billion in 2018, increasing at a CAGR of approximately 9% per year until 2022. In addition, Spears & Associates estimates global offshore drilling and completions spending will increase at a CAGR of approximately 6% per year until 2022.

•	Midstream Capital Spending Continues to be Robust. As domestic onshore production continues to meet growing global demand, multiple basins in the U.S. are expected to have a shortfall of midstream takeaway capacity in the next three to five years. Large investments in midstream and downstream energy end-markets are expected to drive sales of our equipment and future sales in aftermarket parts and services as facilities age. Our Connectors & Precision Manufacturing segment is well-positioned to benefit from both ongoing maintenance spending as well as growth spending in the midstream and downstream sectors.

•	U.S. Refining Capital Expenditures Expected To Increase. Over the last several years, low priced crude oil and strong demand for refined products have incentivized refiners to increase maintenance capital expenditures and delay full turnarounds in order to maximize facility production uptime. However, recent lower-than-typical crack spreads are expected to lead refiners to increase capital expenditures in 2018 as maintenance and turnaround projects that had been deferred over the last several years are planned. We believe that the connectors business will benefit from increased industry spending on refinery turnaround projects that were delayed over the last several years.

•	LNG Export Capacity is Projected to Grow Significantly. Prolific gas production in the Appalachian Basin and growing associated gas production in the Permian Basin and Mid-Continent has served as a governor on natural gas prices. Lower domestic gas prices relative to global gas prices has led to a growing number of approved and proposed LNG export facilities. This abundance of gas has led to the establishment of multiple LNG export facilities.

•	Shale Gas-Oriented Petrochemical Expansion. Consistently low gas prices are expected to contribute to a continued build out of petrochemical processing facilities, with a significant percentage of these plants expected to be located along the Gulf Coast. At the end of 2017, the American Chemistry Council determined there were an estimated 317 petrochemical projects completed, currently under construction or planned, representing an aggregate $185 billion in capital investment. The American Chemistry Council forecasts the annual U.S. capital spending by the chemical industry to reach $48 billion by 2022, more than double the level of spending in 2010.

•	Power Generation Growth. The EIA expects aggregate global energy use to grow 28% by 2040, driven in large part by demand for natural gas for electricity generation. In addition, developed countries are supporting policies for reduced emissions and are increasing capital spending on the modernization of their power generation facilities. These improvements in new facilities are driven by low prices and abundant production of natural gas.

•	The Transportation and Aerospace Industries are Benefitting from Favorable Industry Trends. Global economic growth has resulted in increasing demand for commercial air travel, air freight services, heavy-truck and off-highway industries. The IATA estimates that global commercial airline passenger traffic has grown approximately 6.6% annually over the last five years. Demand for expedited delivery of goods and lean retail inventory levels have driven increasing air freight traffic, while the expansion of the middle class in emerging markets has also contributed to growth in the market for airline travel. Defense spending levels have risen over the last several years in the U.S. and internationally. Manufacturers of aircrafts are well-positioned to capitalize on the ongoing equipment replacement cycle, because older airplanes continue to be phased out of the global fleet in favor of newer, state-of-the-art aircrafts that offer fuel efficiency, reduced noise emissions and improved customer experiences. In addition, we believe that primary products including wheel hubs, fly wheels and torque tube for the transportation industry will continue to benefit from the global economic growth.

BUSINESS

Our Company

We are a leading OEM that designs and manufactures highly-engineered, mission critical equipment and provides complementary consumable products, parts and aftermarket services. We serve a diverse range of customers in the global oil and gas and general industrial end markets. As a proven leader in new technology development and product commercialization, we have decades of experience working with our customers to manufacture state-of-the-art, specialized equipment that meets their stringent requirements. Our fully-integrated business model allows us to optimize our supply chain, deliver high quality products and control our cost structure, resulting in industry-leading margins and a compelling cash flow profile. We have minimal debt and significant liquidity, which will enable us to continue pursuing strategic organic growth initiatives and acquisitions of synergistic businesses. We believe we are well-positioned to capture additional market share through these initiatives and acquisitions, while taking advantage of improving secular trends and fundamentals in our end markets.

Our History

We were founded in 1996 in Houston, Texas, and by 2014 we had grown both organically and through a targeted acquisition strategy to operate as both an OEM and as a supplier for customers across a variety of industries. In 2015, we began a business transformation in response to the oil and gas industry’s downturn by adopting a new strategy that involved consolidating our broad portfolio to focus on high-return business segments, OEM products, and our fully-integrated business model. We also consolidated our facilities from more than 25 in 2014 to 15 currently without sacrificing our core profitable products and services, which resulted in more than $90 million of annual cost savings. We believe we have established market-leading positions in the manufacturing of pressure pumping equipment for the onshore oil and gas market and high-technology offshore oil and gas equipment. We believe our MPD systems and new DuraStim™ frac pump are cutting-edge technologies and are capable of disrupting the markets in which we operate.

We focus on organic development of complementary, innovative, differentiated technologies in our core markets, facilitating our current market-leading OEM positions in pressure pumping equipment and MPD systems. We made the following four acquisitions during 2016 and 2017:

•	Managed Pressure Operations (July 2016). We acquired Managed Pressure Operations, a subsidiary of MHWirth, which specializes in the active control of downhole drilling pressure and enhances safety and drilling efficiency on offshore drillships, semi-submersible rigs and jackup rigs. The acquisition expanded our full-service offering of offshore products and provided us with entry into a new, broader rig-based service offering. This acquisition also expanded our onshore capability, further positioning us as the market leader in market share and technological differentiation. Following the acquisition, we are positioned as the only integrated provider of a complete MPD package.

•	Discover Integral Solutions SA de C.V. (December 2016). We acquired Discover Integral Solutions SA de C.V., based in Monterrey, Mexico. This acquisition completed our full line of pressure management components. These pressure management components include elastomers and proprietary RCDs that we use in our RCD product line, as well as the RCD product line of nearly all onshore RCD competitors.

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Advanced Measurements Inc. (July 2017).    We acquired AMI, a key provider of automation, controls and data management systems. This acquisition served as an important vehicle to further develop more advanced control and data management offerings, enhancing our ability to help customers achieve stronger production gains and make better real-time decisions. We are focused on fully expanding the controls and data management portfolio beyond AMI’s legacy stronghold in pressure pumping controls into new markets, such as MPD and compression.

•	Axon pressure pump technology and product line (October 2017). We acquired the Axon pressure pump technology and product line from Amkin Technologies. The acquisition of Axon pressure pump technologies will help our customers realize a dramatic improvement in cost, durability and capability with ease of systems integration across a broad spectrum of pumping technologies, including cementing, acidizing, coiled tubing support and well servicing.

We plan to continue selective acquisitions that enhance our research and development capabilities and product offering while undertaking high-return organic growth initiatives to further entrench our products and services with our customer base and position the company for continued long-term growth.

Our Technology and Research & Development Capabilities

We deploy innovative technology and have several decades of experience developing tailored products and services for our customers. This experience has helped position us as the provider of choice for mission critical onshore and offshore oil and gas equipment. We have over 40 dedicated research and engineering professionals who use their experience to develop globally appealing, innovative technologies. We believe the technology we developed in the last five years will account for approximately 75% of our revenues and profits in 2018. There are several aspects of our technology solutions that differentiate us from our competitors:

•	Leading pressure pumping equipment offering. We believe we offer the most technologically advanced pressure pumping equipment currently available. Our market-leading controls and data management systems enable our customers to improve ultimate recovery from oil and gas reservoirs and make more informed, real-time decisions. Additionally, we believe that our proprietary blender technology offers our customers best-in-class efficiency and reliability.

•	Proprietary, disruptive pressure pumping technology. We are developing innovative new technology to provide the hydraulic fracturing industry with eco-friendly, efficient, low-cost frac equipment. We have recently developed the patented DuraStim™, a 6,000 HHP frac pump that we expect to commercially offer to our customers in the second half of 2018. DuraStim™ provides more than twice the horsepower with roughly the same footprint and weight as a conventional system. Additionally, we believe our design is more environmentally friendly, more robust and will reduce non-productive time for our customers. We believe it provides an opportunity to capture a large portion of the pressure pumping equipment market and expand our market share.

•	Broad portfolio of patent-protected products servicing the offshore oil and gas industry. We believe our MPD systems are at the forefront of the next generation of drilling technology. These state-of-the-art systems offer significant safety and efficiency benefits for customers through precise control of the wellbore and well pressure. Improved control allows drillers to reduce nonproductive time and decrease the likelihood of disruptive events.

•	Extensive portfolio of intellectual property. We have a portfolio of approximately 386 active patents related to equipment, assets and techniques that support or protect our products and technologies. For example, we hold patents related to subsea equipment including Retlock® Technology and VirtusTM connection systems, the basis for our core subsea connector technology.

Our Segments and Products

We design and manufacture equipment and products (and report our operations relating to these equipment and products) through three segments: Onshore Oil & Gas OEM, Offshore Oil & Gas OEM and Connectors & Precision Manufacturing. Each segment also provides supporting aftermarket services for our own products and competing OEM products. Our lines of business within these segments are detailed below.

	Onshore Oil & Gas OEM	Offshore Oil & Gas OEM	Connectors & Precision Manufacturing
Key Segment End Markets	• Pressure Pumping • Onshore E&P • Artificial Lift • Compression	• Offshore Drilling • Offshore E&P • Oilfield Equipment Manufacturers	• Oil and Gas • Midstream • U.S. Refining • LNG • Petrochemical • Power Generation • Transportation • Aerospace

Products/ Services

Pressure Pumping Equipment

•  DuraStim™ 6,000 HHP Frac Pumps

•  2,250 and 2,500 HHP Frac Pumps

•  Fluid ends*

•  Power ends

•  140 BPM Blenders

•  200 and 250 BBL Hydration Units

•  44 ft. Data Vans

•  16 Port Manifold Trailers

•  1,400 HP Twin Cementers

•  Automation and Control Systems

•  Aftermarket Service and Repairs

Gas Compression for Artificial Lift

•  200 and 400 HP Compressor Packages for Artificial Lift

•  3 Stage Compressor Packages

Offshore Drilling & MPD Equipment

•  MPD Systems

•  Active Control Devices Rotating Control Devices

•  Riser Gas Handling Systems

•  Risers

•  Choke Systems

•  Dual Gradient Drilling Systems

•  Diverter Manifolds

•  Continuous Circulation Systems

•  Elastomer Products

•  Control Systems

Subsea Production System

•  Flowline Connection Systems

•  Retlock® Clamp Connectors

•  Virtus™ Connection Systems

Offshore Services

•  Asset Management

•  Buoyancy

•  Aftermarket Service and Repairs

Connectors & Forged Products

•  Taper-Lok® Pressure-Energized Connectors

•  Coffer-Lok Specialty Flanges

•  Commodity Forgings

•  Forged Products

Precision Manufacturing

•  Private Label Manufacturing Services

•  Fuel Nozzle Assemblies

•  Oil and Gas Chassis

•  Gas Turbine Combustion Covers

•  Aftermarket Service and Repairs

* Under commercialization.

Our business is diversified across our three segments and has a strong backlog of contracted work as reflected in the following charts:

Revenue Composition for 2017	Backlog (in millions)

For the year ended December 31, 2017, we generated pro forma net income of approximately $94.6 million, Adjusted EBITDA of approximately $46.2 million (consisting of $9.4 million for the period from January 1, 2017 to June 8, 2017 and $36.8 million for the period from June 9, 2017 to December 31, 2017) and Adjusted EBITDA margin of approximately 10.5%. For the year ended December 31, 2017, free cash flow was approximately $32.0 million (consisting of $3.9 million for the period from January 1, 2017 to June 8, 2017 and $28.1 million for the period from June 9, 2017 to December 31, 2017). As of February 28, 2018, our backlog of contracted work was approximately $370 million. For definitions of Adjusted EBITDA, Adjusted EBITDA margin and free cash flow, each of which are non-GAAP financial measures, and reconciliations to their most directly comparable GAAP measure, please read “Summary Historical and Unaudited Pro Forma Financial Data—Non-GAAP Financial Measures.”

Onshore Oil & Gas OEM

Our Onshore Oil & Gas OEM segment designs, engineers and manufactures equipment and products, and provides aftermarket parts and services, primarily for pressure pumping and gas compression operations. Our pressure pumping equipment is used in the hydraulic fracturing and cementing of oil and gas wells. We manufacture what we believe to be one of the industry’s most complete suites of equipment for pressure pumping operations, including pump units, blenders, hydration units and proprietary end-to-end automation, controls and data management, and we are in the process of commercializing our fluid end and power end product lines. We believe we are also the only pressure pumping equipment manufacturer that builds its own U.S. Department of Transportation compliant fuel tanks, trailer frames, fluid tanks, platforms, racks and other structures used with its equipment. We also manufacture gas compression packages used in artificial lift applications. We are capitalizing on our customers’ impending need for maintaining their aging frac equipment and replacing their outmoded equipment, as many hydraulic fracturing service providers have deferred critical maintenance spending following the recent downturn in commodity prices. We also believe that declining equipment useful lives as a result of increasing completion intensity and growth in hydraulic fracturing demand due to increased North American onshore drilling and completions segment activity will continue to drive demand for our products and services in our Onshore Oil & Gas OEM segment. We hold 15 patents related to this segment, including DuraStim™, our recently-developed, patented 6,000 HHP frac pump that we expect to commercially offer to our customers in the second half of 2018. DuraStim™ provides greater power density and efficiency than conventional diesel engines. It also has twice the horsepower with roughly the same footprint and weight as a conventional system, and we believe it provides an opportunity to capture a large portion of the market and expand our market share. In addition to the products listed above, our RCD, which has historically been used in our Offshore Oil & Gas OEM segment has been increasingly adopted in onshore use. Our publicly-traded competitors for our Onshore Oil & Gas OEM segment include Gardner Denver, Kirby Corporation, TechnipFMC and Weir Group. For the year ended December 31, 2017 our Onshore Oil & Gas OEM segment generated $62.7 million of segment pro forma Adjusted EBITDA consisting of $24.1 million for the period from January 1, 2017 to June 8, 2017 and $38.7 million for the period from June 9, 2017 to December 31, 2017. Please read “Summary Historical and Unaudited Pro Forma Financial Data—Non-GAAP Financial Measures.”

Offshore Oil & Gas OEM

Our Offshore Oil & Gas OEM segment designs, engineers and manufactures equipment and products, and provides aftermarket parts and services, for drilling, production and intervention operations primarily in the offshore, deepwater and subsea markets. Our products include market-leading, patent-protected MPD systems for both retrofits and new-build rigs, drilling risers, riser gas management, early kick/loss detection, dual gradient drilling, continuous circulation, buoyancy and subsea connectors. We hold 351 patents related to this segment. Our MPD systems are state-of-the-art in that they enable active control of downhole drilling pressure, resulting in safety and drilling efficiency for offshore drillships, semi-submersible rigs and jackup rigs. In addition, we offer a corollary product, RCDs, in the onshore space with a similar value proposition as in offshore markets. We also provide software, controls, analytics and testing. In particular, our proprietary testing and simulation equipment and software includes the unique capability to test MPD scenarios and equipment beyond standard industry requirements and simulate drilling conditions. In addition to servicing our products, we are the only OEM that services our competitors’ products, resulting in a substantially larger available market for aftermarket services and repairs. We believe our growth in the Offshore Oil & Gas OEM segment will be supported by growth in offshore drilling and completions spending along with the increased tightness in the supply market resulting in higher offshore dayrates and utilization. As our product lines and services continue to advance, many of our offerings can be utilized in both the Onshore Oil & Gas OEM segment and the Offshore Oil & Gas OEM segment. For example, our MPD systems can be utilized for certain onshore activities. Publicly-traded competitors for our Offshore Oil & Gas OEM segment include Aker Solutions, Dril-Quip, National Oilwell Varco, Oceaneering International, Oil States International, TechnipFMC and certain divisions of Halliburton, Baker Hughes, Schlumberger, and Weatherford International. For the year ended December 31, 2017, our Offshore Oil & Gas OEM segment generated $(14.6) million of segment pro forma Adjusted EBITDA, consisting of $(9.9) million for the period from January 1, 2017 to June 8, 2017 and $(4.8) million for the period from June 9, 2017 to December 31, 2017. Please read “Summary Historical and Unaudited Pro Forma Financial Data—Non-GAAP Financial Measures.”

Connectors & Precision Manufacturing

Our Connectors & Precision Manufacturing segment designs, engineers and manufactures connectors, forgings, forged products and rolled rings for the global oil and gas industry, including midstream, refining, LNG and petrochemical, as well as general industrial, power generation, transportation and aerospace markets, and provide private label manufacturing services for other OEMs. Our systems solve chronic problems associated with standard industry pipe connector sealing technology. Our proprietary connector design utilizes metal-to-metal seal ring technology providing superior leak-free reliability compared to traditional gaskets. This metal-to-metal seal ring technology is specifically designed to handle fatigue and high bending moments, and offers significant weight and space savings while handling extremely high temperatures and pressures. We believe our Connectors & Precision Manufacturing segment will grow in the near-term because, the global manufacturing market and the oil and gas sector are showing increased activity and demand for this segment. We hold 20 patents related to this segment, including our proprietary Taper-Lok® pressure-

energized connectors that provide safe, leak-free sealing solutions in a broad range of applications. In addition to our connector and sealing products, we also provide engineering, forging and private label precision manufacturing services that meet stringent industrial specifications and processes. Our forging capabilities include open and closed die forgings, ranging in tonnage from 650 to 6,500 tons. Competition in our Connectors & Precision Manufacturing segment is highly fragmented. For the year ended December 31, 2017, our Connectors & Precision Manufacturing generated $20.0 million of segment pro forma Adjusted EBITDA, consisting of $4.5 million for the period from January 1, 2017 to June 8, 2017 and $15.6 million for the period from June 9, 2017 to December 31, 2017. Please read “Summary Historical and Unaudited Pro Forma Financial Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

We believe the following strengths differentiate us from our peers and will position us to achieve our primary business objective of creating value for our stockholders:

•	Market-Leading, Fully-Integrated OEM of Highly-Engineered, Mission Critical Equipment. We are a fully-integrated manufacturing company focused on being a market-leading OEM in the global oil and gas and general industrial markets we serve. The vertical integration of our business model enables us to control our manufacturing costs, product quality, safety controls and ability to provide on-time delivery of critical equipment, products and services to our customers. By participating throughout the manufacturing process, we are ideally positioned to control costs and innovate new OEM technologies by leveraging our expertise in metallurgy, engineering, forging and sealing to enhance product integrity, safety and efficiency for our customers.

•	Market Leadership in Pressure Pumping Equipment Market. We are a market leader in pressure pumping equipment in North America. Despite net capacity decreasing by 1 million HHP during the last two years according to Spears & Associates, we sold more than 210 new pressure pumping units that collectively represent more than 525,000 HHP during the same two year period. With increasing completion intensity driving down the average useful lives of equipment, we believe our market-leading position will allow us to benefit from increasing OEM sales and aftermarket needs as pressure pumping equipment is refurbished or replaced at an increased cadence. We also believe we are well-positioned to capture additional favorable trends, including accumulated demand for new equipment and parts due to deferred maintenance during the downturn and a significant wave of replacement demand from pressure pumping equipment installed over five years ago. Additionally, our customers often install our hydraulic fracturing control systems and software on competitors’ equipment. This provides us with broader market penetration and the opportunity to gain share in aftermarket customer spending that will potentially drive future OEM sales as older equipment is replaced.

•	Leading Provider of Managed Pressure Drilling Systems. We are a market leading OEM for high-technology MPD systems, and we believe we have the most complete suite of deepwater MPD products currently available to the market. MPD is an adaptive drilling process that is used to precisely control the annular pressure profile throughout the wellbore. By using MPD systems, drilling contractors can drill to total depth effectively and accurately, avoiding hazards that decrease drilling efficiency and increase costs to the operator. Our MPD systems have the technology necessary to become the standard for the next generation of drilling equipment. We expect our MPD business to continue benefitting from service providers retrofitting current fleets due to safety and efficiency benefits. As offshore activity increases, we believe that demand for our MPD packages will increase as our MPD upgrades enable offshore drilling rigs to drill faster and more safely. E&P operators increasingly require drillers to include MPD equipment in their drilling packages, reinforcing our belief that the industry will continue to adopt this technology. In addition, our MPD technology is utilized onshore in RCDs with a similar value proposition as in offshore markets.

•	Strength of Our Diverse and Blue Chip Customer Base. Our customers include some of the largest companies operating in the oil and gas industry, including oilfield services companies (e.g., , , ), offshore drilling contractors (e.g., , , ), other equipment manufacturers (e.g., , , ), IOCs (e.g., , , ), NOCs (e.g., , , ) EPCs (e.g., , , , and general industrial customers (e.g., , , ). Given the scale and breadth of most of our customers’ operations, we believe they generally seek to partner with suppliers like us because we can serve them on a global basis.

•	Global Manufacturing Footprint with Strong Safety Record. We have a global manufacturing presence that includes 11 manufacturing facilities and three service facilities in seven countries across five continents. Additionally, our safety record is among the best across any industry and significantly better than most of our manufacturing peers. In 2017, our TRIR was 0.63 and our DART was 0.35, comparing favorably to most recently available industrial equipment manufacturing benchmarks of 6.2 and 3.9, respectively, published by the U.S. Bureau of Labor and Statistics. We believe that our global manufacturing footprint and reputation for quality and safety help us win new business and prevent lower-quality manufacturers from effectively competing with us.

•	Proven Track Record of Expanding and Enhancing OEM Product Offering Through Focused Acquisition Strategy. We have consistently grown our business by combining a disciplined acquisition strategy with organic growth. We have recently focused on acquisitions of companies to complement our value-added OEM products and enable technologies that can leverage our fully-integrated manufacturing business model, global footprint and diverse customer base. As a result of our investments, we believe that we have a greater overall earnings capacity relative to 2014 when adjusting for industry activity levels. We made four acquisitions during 2016 and 2017 that have each made important contributions to our current market position and growth strategies in key product areas. For example, we acquired AMI, a key provider of automation, controls and data management systems. This acquisition served as an important vehicle to further develop more advanced control and data management offerings, enhancing our ability to help customers achieve stronger production gains and make better real-time decisions. We are focused on fully expanding our controls and data management portfolio in pressure pumping controls into new markets, such as MPD and gas compression.

•	Highly Attractive Financial Profile. We participate in the global oil and gas and general industrial markets with attractive growth trends, and our business generates strong Adjusted EBITDA margins. Our financial profile and cash flow generation are further enhanced by our low capital requirements, as demonstrated by our capital expenditures averaging approximately 3% of revenues over the last two years. Our margin profile and low capital requirements result in strong and stable free cash flows that we believe will enable us to deploy our capital to fund strategic initiatives to drive innovation and organic growth opportunities and finance value-enhancing acquisitions. We believe that our financial profile, which has been enhanced by our business transformation that reduced our number of facilities by half and our headcount by approximately 60%, reflects a strong and attractive business with potential for significant earnings growth over time. Our liquidity profile and cash flow safely support our capital expenditure budget of approximately $14.4 million for 2018.

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Experienced Management and Operating Team with Strong Industry Relationships and Track Record of Success.    Since our chief executive officer assumed such role in 2015, our management team has been critical in pursuing key opportunities and effectively managing challenges facing our business. Our management team has successfully implemented a business transformation strategy to navigate the significant downturn in the oil and gas industry, position the company for continued long-term growth, and continue to drive earnings growth in the ongoing market recovery. Our current management team, comprised of individuals with extensive operational, financial and managerial experience, has demonstrated a track record of success via organic growth, acquisitions and cost reduction. Our senior management team has an average of over 30 years of experience and has strong customer relationships across all of the industries we serve.

Our Growth Strategies

We intend to achieve our primary business objective of creating value for our stockholders by successfully executing the following strategies:

•	Capitalize on Demand for Pressure Pumping Equipment. Pressure pumping services demand is rebounding with increased oil and gas drilling and completion activity. We expect continued strong demand for pressure pumping equipment as a result of the need to replace aging equipment that has not been well-maintained during the downturn. According to Spears & Associates, a large and growing percentage of the 22 million of North American frac HHP as of October 2017 is over five years old. Additionally, changing completion designs are causing meaningful compression of useful lives, as well as resulting in extensive annual repair and maintenance needs. We anticipate this older equipment will require significant overhaul or replacement to serve today’s demanding operational environment. We believe these trends have led, and will continue to lead, to increased purchasing of pressure pumping equipment. With this observed elevated demand for our pressure pumping equipment, we are investing in expanding manufacturing and aftermarket service capacity and view this as a significant opportunity for growth. Our sales backlog for our pressure pumping-related equipment and products stood at approximately $306 million as of February 28, 2018.

•	Commercially Deploy Innovative and Disruptive Technologies. We are focused on high value technologies that could contribute to our high margin OEM portfolio of products, including our patented DuraStim™ frac pumps. We expect to allow customers to begin to place orders for DuraStim™ later this year for delivery in 2019. We believe DuraStim™ will disrupt the frac pump market by providing more than double the horsepower of a conventional hydraulic frac pump. DuraStim™ is much more cost efficient to maintain and is considerably quieter than a conventional frac pump. We believe our pressure pumping equipment market share will increase with the introduction of DuraStim™. Additionally, in 2017 we launched a new RCD for use in onshore drilling. We will continue to work closely with our customer base to innovate and manufacture novel products to match the demand of our customers’ evolving needs.

•	Continue to Target High Return Low-Capital Intensity Investments to Support our Global, Fully-Integrated Supply Chain. We are continually focused on improving the capabilities of our global, fully-integrated platform and strive to achieve high levels of performance for our product lines and supporting aftermarket services. Our investments are typically not capital-intensive relative to other participants in the oil and gas industry and still produce high returns. For example, we are currently investing in upgrading existing forging equipment to meet increased sales volumes and the increased demands of our customers. These upgrades will increase capacity and productivity of our equipment, as well as expand the capabilities of the equipment manufactured at this facility. We believe these investments will provide significant cost savings, and ultimately enhance Adjusted EBITDA performance in 2018 and beyond.

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Expand Aftermarket Service Infrastructure to Drive Highly Profitable Recurring Revenues.    We aim to provide our customers with products that maximize uptime and have placed service facilities close to our customers’ field locations to improve customer response time. In addition to servicing our products and equipment, we also service our competitors’

products and equipment which ultimately increases our customer base and provides us with broader market penetration and additional opportunities to gain market share through cross-selling. We currently have three service facilities. We are in the process of expanding our maintenance and service facility footprint within West Texas and adding locations in New Mexico and Pennsylvania later this year to support major pressure pumping customers and to meet growing demand for outsourced repairs and maintenance.

•	Continue Product and Technology Acquisition Strategy to Complement Organic Growth. We have a track record of completing successful acquisitions to augment and expand our current offerings. We believe our ability to leverage our fully-integrated business model, global footprint and blue chip customer base helps us realize significant synergies in acquisitions and generate attractive returns on investments. We have consistently employed a disciplined approach to acquisitions focused on opportunities that (i) strengthen our existing portfolio, (ii) allow us to establish new platforms in attractive markets, and (iii) enhance our aftermarket offerings.

•	Leverage Increased Manufacturing Capacity to Provide Additional Offerings in the Connectors & Precision Manufacturing Segment. We believe our commercial networks and global operating footprint allow us to provide additional offerings in global oil and gas and general industrial markets as well as to access new geographic markets. For example, we intend to expand our product lines to include high-spec, severe service bolts for the offshore oil and gas market. This opportunity will allow us to leverage our existing asset base and operating model to access an attractive, high margin market.

•	Continue to Maintain Financial Discipline. We intend to maintain a conservative balance sheet, with a focus on free cash flow generation, which will allow us to react to potential changes in industry and market conditions and opportunistically grow our business through acquisitions or capital expenditures for organic growth projects. We approach our capital allocation with discipline, and make organic or inorganic investment decisions to meet anticipated return thresholds in excess of our cost of capital. We intend to manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial stability, coupled with the low capital intensity of our operations, allows us the flexibility to execute our strategy throughout commodity price cycles and industry volatility. As of December 31, 2017 we had a net positive cash position, and after giving effect to this offering, we will have $ million of liquidity in the form of cash on hand and undrawn borrowing capacity under our ABL Facility.

Properties

Our corporate headquarters are located at 945 Bunker Hill Road, Suite 500, Houston, TX 77024. The following table sets forth information with respect to our material facilities:

Location	Type	Own/ Lease	Principal Use
Houston, Texas	Office	Lease	Headquarters
Houston, Texas	Manufacturing	Lease	Offshore Oil & Gas OEM / Connectors & Precision Manufacturing
Houston, Texas	Manufacturing	Lease	All Segments
Tomball, Texas	Manufacturing	Lease	Onshore Oil & Gas OEM
Woodville, Texas	Manufacturing	Own	Connectors & Precision Manufacturing
Midland, Texas	Services	Lease	Onshore Oil & Gas OEM
New Iberia, Louisiana	Manufacturing	Lease	Offshore Oil & Gas OEM
Redford, Michigan	Manufacturing	Lease	Connectors & Precision Manufacturing
Newport, New Hampshire	Manufacturing	Own	Connectors & Precision Manufacturing
Calgary, AB, Canada	Manufacturing	Lease	Onshore Oil & Gas OEM
Monterrey, Mexico	Manufacturing	Lease	Offshore Oil & Gas OEM
Macaé, Brazil	Services	Own	Offshore Oil & Gas OEM
Bromborough, U.K.	Manufacturing	Lease	Offshore Oil & Gas OEM
Dubai, U.A.E.	Services	Lease	Offshore Oil & Gas OEM
Guangdong, China	Manufacturing	Lease	Connectors & Precision Manufacturing

Our Customers

We serve customers which consist of some of the largest companies operating in the oil and gas industry, including oilfield service companies, drilling rig contractors, other OEMs, IOCs, NOCs, major E&P companies, EPC companies and distributors. For the year ended December 31, 2017, ProPetro accounted for more than 10% of our total revenue on a pro forma basis.

Competition

The global oil and gas and general industrial markets in which we operate are competitive, with a focus on product quality, price, performance, efficiency and customer service. Our primary publicly-traded competitors in our Onshore Oil & Gas OEM segment are Gardner Denver, Kirby Corporation, National Oilwell Varco, TechnipFMC, Weir Group and certain divisions of Weatherford. Publicly-traded competitors for our Offshore Oil & Gas OEM segment include Aker Solutions, Dril-Quip, National Oilwell Varco, Oceaneering International, Oil States International, TechnipFMC and certain divisions of Halliburton, Baker Hughes, Schlumberger and Weatherford International. Competition in our Connectors & Precision Manufacturing segment is highly fragmented.

Seasonality

Our business is not significantly impacted by seasonality, although our fourth quarter has historically generated slightly weaker operating results. We typically experience a pause by our customers around the holiday season in the fourth quarter, which may be compounded as our customers exhaust their annual capital spending budgets towards year end. Our business is also impacted by spending patterns and industry capital expenditure budgets generally, and general economic conditions may impact future seasonal variations.

Operating Risks and Insurance

Despite our focus on maintaining safety standards, as evidenced by our best-in-class safety record, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability and our relationships with customers, employees, regulatory agencies and other parties. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

We maintain commercial general liability, workers’ compensation, business auto, commercial property, umbrella liability, in certain instances, excess liability, and directors and officers insurance policies providing coverages of risks and amounts that we believe to be customary in our industry. Further, we have sudden and accidental pollution coverage for our business entities, which would cover, among other things, costs of clean-up relating to releases caused by our products or by us in the provision of our services.

Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available for certain risks or because of high premium costs relative to certain perceived risks. Further, insurance rates have in the past been subject to wide fluctuation and changes in coverage. These fluctuations could result in less coverage, increases in cost or higher deductibles and retentions. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us. Please read “Risk Factors” for a description of certain risks associated with our insurance policies.

Environmental and Occupational Health and Safety Regulations

Our operations are subject to domestic (including U.S. federal, state and local) and international laws and regulations with regard to air, land and water quality and other environmental, health and safety matters. Failure to comply with these laws and regulations can result in substantial penalties. We believe we are in substantial compliance with these laws and regulations. Laws and regulations to minimize and mitigate risks to the environment and to workplace health and safety continue to be enacted. Changes in standards of enforcement of existing laws and regulations, as well as the enactment and enforcement of new legislation and regulations, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. Our environmental, health and safety expenditures, including capital costs for environmental control equipment, and the market for our products and services may change accordingly.

Hazardous Substances and Waste.    The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes generated by our operations in compliance with applicable laws, including RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owner or operator of the site where the release occurred, and anyone who disposed of or arranged for the disposal of a hazardous substance released at the site.

We currently own, lease, or operate numerous properties used for manufacturing and other operations. We also contract with waste removal services and landfills. In the event of a release from these properties, under CERCLA, RCRA and analogous state laws, we could be required to remove substances and wastes, remediate contamination, perform operations to prevent future contamination, or pay for damage to natural resources, even if the release is not from our operations. From time to time, we are notified that we are a potentially responsible party and may have liability in connection with off-site disposal facilities. There can be no assurance that we will be able to resolve pending and future matters relating to off-site disposal facilities at all or for nominal sums. In addition, neighboring landowners and other third parties may also file claims for personal injury and property damage allegedly caused by releases into the environment. Any obligations to undertake removal, remedial or similar operations in the future or to pay for damage to natural resources, and any related third-party claims, may increase our cost of doing business and may have a material adverse effect on our financial condition and results of operation.

Water Discharges.    The Federal Water Pollution Control Act (as amended, the “Clean Water Act”) and analogous state laws restrict and control the discharge of pollutants into waters of the U.S. Discharges to water associated with our operations require appropriate permits, and compliance with water quality laws and regulations may add material costs to our operations. The adoption of more stringent criteria in the future may also increase our costs of operation. The Clean Water Act and analogous state laws also provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

In addition, in 2015 the EPA and U.S. Army Corps of Engineers (“Corps”) finalized a rule that expanded the scope of waters subject to Clean Water Act jurisdiction. If implemented, this rule may have a material adverse effect on the operating costs of customers, thereby potentially reducing demand for our products and services. However, the rule was stayed nationwide in late 2015 by the Sixth Circuit Court of Appeals, and the EPA and the Corps have proposed to repeal the rule and reinstate the pre-2015 rule. In January 2018, the U.S. Supreme Court ruled that federal district courts, not federal courts of appeals, have sole original jurisdiction to hear legal challenges to the 2015 rule, resulting in the Sixth Circuit lifting its stay. In response, the EPA and the Corps finalized a rule delaying the implementation of the 2015 rule until 2020. However, the delay rule has been challenged by several states and environmental groups. As a result, the scope of the jurisdictional reach of the Clean Water Act will likely remain uncertain for some time.

Workplace Health and Safety.    We are subject to a number of federal and state laws and regulations, including the Occupational Safety and Health Act (“OSHA”) and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA emergency planning and community right-to-know regulations under Title III of the federal Superfund Amendments and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety. Further, in December 2015, the U.S. Department of Labor and the U.S. Department of Justice, Environment and Natural Resources Division released a Memorandum of Understanding announcing an inter-agency effort to increase the enforcement of workplace safety crimes that occur in conjunction with environmental crimes. Under the leadership of our current management team, for the year ended December 31, 2017 our TRIR was 0.63 and our DART was 0.35, comparing favorably to most recently available industrial equipment manufacturing benchmarks of 6.2 and 3.9, respectively, published by the U.S. Bureau of Labor and Statistics.

API Certifications.    Our manufacturing and production facilities are in compliance and have all of the necessary API and ISO certifications to execute our business plan.

API and ISO standards have been incorporated into regulations adopted by the Bureau of Safety and Environmental Enforcement (“BSEE”) that apply to the oil and gas industries that operate on the outer continental shelf. API’s standards are subject to revision, however, and there is no guarantee that future amendments or substantive changes to the standards would not require us to modify our operations or manufacturing processes to meet the new standards. Doing so may materially affect our operation costs. We also cannot guarantee that changes to the standards would not lead to the rescission of our licenses should we be unable to make the changes necessary to meet the new standards. Furthermore, our manufacturing facility and our production facility are subjected to annual audits by the API and ISO. Loss of our API licenses could materially affect demand for our products.

Air Emissions and Climate Change.    The Clean Air Act and analogous state laws restrict and control air emissions associated with our operations. Air emissions from our operations require appropriate permits, and compliance with air quality laws and regulations may add material costs to our operations. The adoption of more stringent criteria in the future may also increase our costs of operation. The Clean Air Act and analogous state laws also provide for administrative, civil and criminal penalties for unauthorized emissions.

International, national, state and local governments and agencies are currently evaluating and/or promulgating legislation and regulations that are focused on restricting emissions commonly referred to as GHG emissions. These measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Consideration of further legislation or regulation may be impacted by the Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015 and which calls on signatories to set progressive GHG emission reduction goals. Although the U.S. became a party to the Paris Agreement in April 2016, the Trump administration announced in June 2017 its intention to either withdraw from the Paris Agreement or renegotiate more favorable terms. However, the Paris Agreement stipulates that participating countries must wait four years before withdrawing from the agreement. Despite the planned withdrawal, certain U.S. state and local governments have announced their intention to satisfy their proportionate obligations under the Paris Agreement. These commitments could further reduce demand and prices for fossil fuels produced by our customers. In the U.S., the EPA has made findings under the Clean Air Act that GHG emissions endanger public health and the environment, resulting in the EPA’s adoption of regulations requiring construction and operating permit reviews of both existing and new stationary sources with major emissions of GHGs, which reviews could require the installation of new GHG emission control technologies. The EPA has also promulgated rules requiring the monitoring and annual reporting of GHG emissions from certain sources, including onshore and offshore oil and natural gas production facilities and onshore oil and natural gas processing, transmission, storage and distribution facilities. In addition, in May 2016, the EPA finalized a rule that set additional emissions limits for volatile organic compounds, methane and toxic air pollutants for certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. In June 2017, the EPA issued a proposal to stay certain of these requirements for two years and reconsider the entirety of the 2016 rule; however, the rule currently remains in effect.

It is too early to determine whether, or in what form, further legislative or regulatory action regarding GHG emissions will be adopted or what specific impact a new legislative or regulatory action might have on us or our customers. Generally, the anticipated actions do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, to the extent our customers are subject to these or other similar proposed or newly enacted laws and regulations, the additional costs incurred by our customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels, which would negatively impact their demand for our products and services. In addition, any new laws or regulations establishing cap-and-trade or that favor the increased use of non-fossil fuels may dampen demand for oil and gas production and lead to lower spending by our customers for our products and services. Similarly, to the extent we are or become subject to any of these or other similar proposed or newly enacted laws and regulations, we expect that our efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase our cost of doing business and may have a material adverse effect on our financial condition and results of operation. Moreover, climate change laws and regulations could ultimately restrict the E&P of fossil fuels, which could adversely affect demand for our products and services.

Hydraulic Fracturing and Seismic Regulations.    Many of our customers utilize hydraulic fracturing in their operations. Environmental concerns have been raised regarding the potential impact of hydraulic fracturing on underground water supplies. Although hydraulic fracturing currently is generally exempt from regulation under the SDWA Underground Injection Control program, concerns have led to several regulatory and governmental initiatives in the U.S. to restrict the hydraulic fracturing process, which could have an adverse impact on our customers’ completion or production activities. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances.” The EPA has also issued final regulations under the Clean Air Act governing performance standards for the capture of air emissions released during hydraulic fracturing, though the EPA is currently reconsidering these standards. The EPA published in June 2016 a final rule under the Clean Water Act prohibiting the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. Also, the U.S. Bureau of Land Management (“BLM”) finalized rules in March 2015 that imposed new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. While the agency subsequently published a final rule rescinding the 2015 rule in December 2017, California and environmental groups filed lawsuits in January 2018 challenging BLM’s rescission of the rule. In addition, in some instances, state and local governments have enacted more stringent hydraulic fracturing restrictions or bans on hydraulic fracturing activities. For example, Texas, Colorado and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. New York prohibited high volume hydraulic fracturing altogether in 2015. Local land use restrictions, such as city ordinances, also restrict drilling in general and hydraulic fracturing in particular. These and other similar regulatory initiatives, if adopted, would establish additional levels of regulation for our customers that could make it more difficult for our customers to complete natural gas and oil wells and could adversely affect the demand for our equipment and services, which, in turn, could adversely affect our financial condition, results of operations or cash flows.

State and federal regulatory agencies have also recently focused on a possible connection between the operation of injection wells used for oil and gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. When caused by human activity, such events are called induced seismicity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In March 2016, the U.S. Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas,

Texas, Colorado, New Mexico and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. For example, in December 2016, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division (the “OCC Division”) and the Oklahoma Geologic Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations. In February 2017, the OCC Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce earthquakes in the state. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and gas activities utilizing hydraulic fracturing or injection wells for waste disposal, which could indirectly impact our business, financial condition and results of operations. In addition, these concerns may give rise to private tort suits from individuals who claim they are adversely impacted by seismic activity they allege was induced. Such claims or actions could result in liability for property damage, exposure to waste and other hazardous materials, nuisance or personal injuries, and require our customers to expend additional resources or incur substantial costs or losses. This could in turn adversely affect the demand for our products and services.

Although we do not conduct hydraulic fracturing or operate injection wells used for oil and gas waste disposal, increased regulation and attention given to these processes could lead to greater opposition to oil and gas production activities. In addition, the adoption of new laws or regulations at the federal, state, local or foreign level imposing reporting obligations on, or otherwise limiting, delaying or banning, the hydraulic fracturing process or other processes, such as water disposal, could make it more difficult to complete oil and natural gas wells and increase our customers’ costs of compliance and doing business, which could negatively impact demand for our products and services.

Offshore Drilling.    Various new regulations intended to improve offshore safety systems and environmental protection have been issued since 2010 that have increased the complexity of the drilling permit process and may limit the opportunity for some operators to continue deepwater drilling in the U.S. Gulf of Mexico, which could have an adverse impact on our customers’ activities. For example, in April 2016, BSEE published a final blowout preventer systems and well control rule that focuses on blowout preventer requirements and includes reforms in well design, well control, casing, cementing, real-time well monitoring and subsea containment. Additionally, in July 2016, the Bureau of Ocean Energy Management (“BOEM”) issued a notice to lessees, which became effective in September 2016, setting out new financial assurance requirements for offshore leases intended to ensure that leaseholders will be able to cover the costs of decommissioning. However, BOEM announced in June 2017 that the implementation timeline of the new financial assurance requirements would be extended except in certain high-risk circumstances. If these new financial assurance requirements are implemented, they may increase our customers’ operating costs and impact our customers’ ability to obtain leases, thereby reducing demand for our products and services. Additional regulation includes a third-party certification requirement promulgated by BSEE in September 2016 under which offshore operators must certify through an independent third-party that their critical safety and pollution prevention equipment is operational and will function as designed in the most extreme conditions. However, BSEE published a proposed rule in December 2017 to rescind this requirement, allowing the adequacy of such equipment to be demonstrated through various industry standards, such as those established by the API. Third-party challenges to industry operations in the U.S. Gulf of Mexico may also serve to further delay or restrict activities. If the new regulations, policies, operating procedures and possibility of increased legal liability are viewed by our current or future customers as a significant impairment to expected profitability on projects or an unjustifiable increase in risk, they could discontinue or curtail their offshore operations, thereby adversely affecting the demand for our equipment and services, which, in turn, could adversely affect our financial condition, results of operation or cash flows.

Endangered or Protected Species.    The operations of the energy industry are subject to wildlife-protection laws and regulations, such as the Migratory Bird Treaty Act (the “MBTA”) and the Endangered Species Act, which may impact exploration, development, and production activities through regulations intended to protect certain species. For example, regulations under the MBTA sometimes require companies to cover reserve pits that are open for more than 90 days in certain areas to prevent the taking of birds. Compliance with wildlife protection laws and regulations could increase our customers’ costs of compliance and doing business, which could negatively impact demand for our products and services.

Employees

As of December 31, 2017, we had approximately 1,150 full-time employees and approximately 150 contract employees. None of our employees are represented by labor unions or subject to collective bargaining agreements.

Legal Proceedings

From time to time we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings that we believe would have a material adverse effect on our financial position, results of operations or cash flows and are not aware of any material legal proceedings contemplated by governmental authorities.

MANAGEMENT

Directors and Executive Officers of AFG Holdings, Inc.

The following table sets forth the names, ages and titles of our directors and executive officers. Directors hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. In April of 2017, we voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code and on June 8, 2017 we emerged from bankruptcy. Curtis Samford served as an executive officer and director and Thomas Giles served as an executive officer of our Company at that time.

Name	Age	Position
Curtis Samford	57	President, Chief Executive Officer and Director (Principal Executive Officer)
Lawrence Blackburn	63	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Thomas Giles	72	Executive Vice President and General Counsel
David Aloise	63	Director
Evan Middleton	41	Director
Shary Moalemzadeh	47	Director
Michael Stewart	49	Director
Jeffrey Quake	44	Director

Curtis Samford

Curtis Samford has served as our Chief Executive Officer and as a director since June 2015. Mr. Samford joined the Company in 2012 as President, was promoted to Chief Operating Officer in July 2013 and to Chief Executive Officer in June 2015. Mr. Samford has over 30 years of experience in the oil and gas industry, beginning his career with Dresser Atlas as a field engineer. Over the course of his career, he has held escalating positions of responsibility at Shell Oil Co., Alcoa and Precision Castparts. Mr. Samford is a graduate of Texas A&M University.

Lawrence Blackburn

Lawrence Blackburn has served as our Executive Vice President and Chief Financial Officer since December 2017. Prior to joining the Company, Mr. Blackburn served as Executive Vice President and Chief Financial Officer of Goodman Global, Inc. since September 2001. Before joining Goodman Global, Inc., Mr. Blackburn served as Vice President and Chief Financial Officer of Amana Appliances from February 2000 to July 2001, when substantially all of the assets of Amana Appliances were acquired by Maytag Corporation. Mr. Blackburn is also a member of the board of directors, the chairman of the audit committee and a member of the compensation committee of Associated Materials Group, Inc. He is a CPA with over 40 years of professional experience. Mr. Blackburn is a graduate of Bowling Green State University.

Thomas Giles

Thomas E. Giles has served as our Executive Vice President and General Counsel since August 1, 2011. Mr. Giles has 45 years of experience in the oil and gas and power generation markets. Prior to joining the Company, Mr. Giles was a consultant to companies in the oil and gas and contracting industries, President and CEO of Sound Energy Solutions (a Mitsubishi-Conoco Phillips JV), Senior VP of Technology & Business Development at KBR, and he held multiple senior roles, including SVP & General Counsel for The M.W. Kellogg Company. Mr. Giles holds a Juris Doctor from the University of Texas at Austin.

David Aloise

David A. Aloise has served as our director since March 2018. Mr. Aloise is the Founder and Principal of Aloise & Associates, LLC. Since 2001, Mr. Aloise has been at Eaton Vance, where he is currently a Senior Workout Advisor. Prior to that, Mr. Aloise worked for 20 years at the Bank Boston Corporation, holding various executive positions in the areas of C&I loan workout, real estate workout, corporate banking and small business banking. Since November 2017, Mr. Aloise has served as a director on the board of Newreal Inc., the general partner of New England Realty Associates LP. He currently serves as a training instructor for the Risk Management Association, FleetBoston Financial, Citizens Bank and GE Commercial Finance. Mr. Aloise received a Bachelor of Science in finance and accounting from Boston College and also attended the National Commercial Lending Graduate School at the University of Oklahoma.

Evan Middleton

Evan Middleton has served as our director since June 2017. Mr. Middleton is a Managing Director with The Carlyle Group, focusing on special situations investment opportunities. Prior to joining Carlyle in September 2015, Mr. Middleton spent eight years at American Securities Opportunities Fund, a New York-based private equity firm and was ultimately a Managing Director. Before American Securities, Mr. Middleton was a Vice President at Evercore Partners, a leading independent investment banking advisory firm, where he was involved in numerous restructurings, recapitalizations, and M&A transactions. Mr. Middleton currently serves on the Board of Directors of Basin Production and Completion, Liberty Tire, and Prime Clerk and has previously served on the boards of directors of numerous companies. Mr. Middleton received a Bachelor of the Arts in mathematics and economics, with a minor in Japanese language, from the University of Virginia.

Shary Moalemzadeh

Shary Moalemzadeh has served as our director since June 2017. Mr. Moalemzadeh is a Managing Director with The Carlyle Group and Co-Head of Carlyle Strategic Partners, the firm’s special situation franchise. Mr. Moalemzadeh is a founding member of Carlyle Strategic Partners having joined the firm in 2003. Prior to joining Carlyle, Mr. Moalemzadeh was a Principal and founding member of Jacksons LLC, a New York-based private equity firm. Prior to that, Mr. Moalemzadeh worked at Vestar Capital Partners, a New York-based leveraged buyout firm focused on management buyouts and recapitalizations. Before joining Vestar Capital Partners, Mr. Moalemzadeh worked in the Leveraged Finance Group at Merrill Lynch. Mr. Moalemzadeh currently serves on the Board of Directors of Basin Production & Completion, Liberty Tire, Prime Clerk, Service King and Sterling LLC and has previously served on the boards of directors of numerous companies. Mr. Moalemzadeh received a Bachelor of Science in finance and graduated cum laude from New York University’s Stern School of Business.

Michael Stewart

Michael Stewart has served as our director since June 2017. Mr. Stewart is a Founder and Managing Partner at Stellex Capital Management. Before joining Stellex in 2014, Mr. Stewart was a partner of The Carlyle Group and a managing director and co-head of Carlyle Strategic Partners. Prior to joining Carlyle, Mr. Stewart was one of the original principals of Sunrise Capital Partners, L.P. Before that, Mr. Stewart spent eight years at Houlihan Lokey in the Financial Restructuring Group. Mr. Stewart currently serves as director for Dominion Hospitality Limited. Mr. Stewart holds a Bachelor of Science in finance, business economics and entrepreneurial studies from the University of Southern California.

Jeffrey Quake

Jeffrey Quake has served as our director since June 2017. Mr. Quake is currently a Managing Director at First Reserve. Prior to joining First Reserve in 2005, Mr. Quake was a member of the investment team at J.P. Morgan’s private equity fund for five years. Prior to J.P. Morgan, he was a member of the Corporate Finance team at Lehman Brothers, Inc. Mr. Quake holds a Master of Business Administration from Harvard Business School and a Bachelor of the Arts from Williams College.

Board of Directors and Committees

Audit Committee

Our board of directors will establish an audit committee in connection with this offering whose functions include the following:

•	assist the board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	approve audit and non-audit services to be performed by the independent accountants;

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. We anticipate that our audit committee will initially be comprised of             ,             and             , each of whom will be independent and will satisfy the financial literacy standards for audit committee members under the Exchange Act and NYSE listing standards. We also anticipate that             will qualify as an “audit committee financial expert” under applicable SEC rules. Within one year after completion of the offering, we expect that our audit committee will be composed of three members that will satisfy the independence requirements of the Exchange Act and NYSE listing standards.

Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.

Compensation Committee

Our compensation committee will initially be comprised of             ,             and                 , each of whom will satisfy the independence requirements of the Exchange Act and NYSE listing standards. This committee will establish salaries, incentives and other forms of compensation for officers and directors. The compensation committee will also administer our 2018 Incentive Award Plan.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially be comprised of             ,             and             , each of whom will satisfy the independence requirements of the Exchange Act and NYSE listing standards. The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2017 Summary Compensation Table” below. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2017 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended December 31, 2017.

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total
Curtis Samford, President and Chief Executive Officer
Lawrence Blackburn, Executive Vice President and Chief Financial Officer
Thomas Giles, Executive Vice President and General Counsel

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2017.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Curtis Samford
Lawrence Blackburn
Thomas Giles

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering, will be owned by:

•	each person known to us to beneficially own more than five percent of any class of our outstanding common stock;

•	each of our directors;

•	our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

The underwriters have an option to purchase a maximum of             additional shares.

The amounts and percentage of shares of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated in the footnotes below, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

The following table does not include any shares of common stock that directors, and executive officers may purchase in this offering through the directed share program described under “Underwriting.”

	Shares Beneficially Owned Before this Offering		Number of Shares of Common Stock Offered if the Underwriters’ Option to Purchase Additional Shares is not	Number of Shares of Common Stock Offered if the Underwriters’ Option to Purchase Additional Shares is Exercised	Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares)		Shares Beneficially Owned After this Offering (Assuming the Underwriters’ Option to Purchase Additional Shares is Exercised in Full)
Name of Beneficial Owner	Number	Percentage	Exercised	In Full	Number	Percentage	Number	Percentage
5% Stockholders

Directors and Named Executive Officers
Curtis Samford
Lawrence Blackburn
Thomas Giles
David Aloise
Evan Middleton
Shary Moalemzadeh
Michael Stewart
Jeffrey Quake
All Directors and Executive Officers as a group ( persons)

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Review, Approval and Ratification of Related Person Transactions

Our board of directors will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that the board of directors or its authorized committee will review on at least a quarterly basis all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In connection with this offering, we will establish an audit committee consisting solely of independent directors whose functions will be set forth in the audit committee charter. We anticipate that one of the audit committee’s functions will be to review and approve all relationships and transactions in which we and our directors and executive officers and their immediate family members, as well as holders of more than five percent of any class of our voting securities and their immediate family members, have a direct or indirect material interest. We anticipate that such policy will be a written policy included as part the audit committee charter that will be implemented by the audit committee and in the code of business conduct and ethics that our board of directors will adopt prior to the completion of this offering.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, stockholder, member or executive officer); (v) the availability of other sources for comparable services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering and, therefore, the transactions described below were not reviewed under such policy.

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our stockholders pursuant to which the holders of the registrable securities are entitled to certain resale registration rights. The holders party to the registration rights agreement have other customary demand, underwritten offering and piggyback registration rights. These registration rights are subject to certain conditions and limitations, including the limitation of shares that can be included in a registration statement and our right to delay or withdraw a registration statement under certain circumstances.

Stockholders Agreement

We have entered into a stockholders agreement with certain of our stockholders who hold registrable securities pursuant to which these stockholders are entitled to nominate directors to our board of directors, in addition to other transfer restrictions and other rights with respect to our shares. This stockholders agreement will terminate automatically upon the effectiveness of the registration statement in connection with this offering.

In connection with the consummation of this offering, we expect to enter into a new stockholders agreement with certain of our stockholders.

Warrant Agreement

We have entered into a warrant agreement with certain of our stockholders pursuant to which certain stockholders were granted 1,428,571 warrants (the “warrants”) in the Company. Pursuant to the warrant agreement, each warrant entitles the holder of such warrant the right to acquire one share of the Company’s common stock at the exercise price initially set at $61.50, subject to adjustment as provided in the warrant agreement. The warrants are subject to customary anti-dilution adjustments for subdivisions and combinations, common stock dividends, reorganizations, reclassifications or recapitalization and property dividends. Upon the occurrence of certain mergers, consolidations, amalgamations or other similar transactions or series of transactions, any transaction or series of related transactions constituting a dividend or distribution of all or substantially all of our assets to the holders of our common stock or a sale of all or substantially all of our assets that occur prior to June 8, 2019, we must distribute to each holder of the warrants an amount equal to the fair market value of the warrant as calculated using the Black-Scholes model for valuing options. The warrants will expire on June 7, 2022.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share, of which                  shares of common stock will be issued and outstanding upon completion of this offering and                  shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding upon completion of this offering.

The following description of the anticipated certification of incorporation and bylaws of AFG Holdings, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our anticipated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholder, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of             shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our certificate of incorporation and our bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination (as defined in Section 203) with any interested stockholder (as defined in Section 203) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A corporation may elect not to be subject to Section 203 of the DGCL. We have elected to not be subject to the provisions of Section 203 of the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “AFGL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of                 shares of common stock. Of these shares, all of the                 shares of common stock to be sold in this offering (or             shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

The remaining                 shares of common stock that we will have outstanding upon completion of this offering that were not sold in this offering, were issued under Section 1145 of the U.S. Bankruptcy Code in connection with our Restructuring were deemed to have been issued in a public offering and may be resold as freely tradeable securities under the Securities Act, except for such shares held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act and except as subject to any applicable lock-up agreement as noted below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Additionally, we will have 1,428,571 warrants to purchase shares of our common stock outstanding. Of the shares of common stock issuable upon exercise of the warrants,                 shares will not be subject to lock-up agreements. Please see “—Warrants” below.

Lock-up Agreements

We, all of our directors and executive officers and the selling stockholders will agree not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Participants in our directed share program who purchase $         or more of shares of common stock under the program will be subject to similar restrictions for a period of                 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Warrants

In addition to the shares of common stock outstanding immediately after this offering, there were 1,428,571 outstanding warrants to purchase shares of our common stock. The warrants were issued under Section 1145 of the U.S. Bankruptcy Code in connection with our Restructuring and such warrants were deemed to have been issued, and shares of common stock issued upon exercise of such warrants will be deemed to be issued, in a public offering and may be resold as freely tradeable securities under the Securities Act, except for such warrants and shares of common stock issued upon exercise of such warrants held by our “affiliates” or holders deemed to be “underwriters,” as that term is defined in Section 1145(b) of the U.S. Bankruptcy Code, who may be subject to applicable resale limitations under Rule 144. The warrants and shares of common stock issued upon exercise of such warrants are subject to a warrant agreement. For a description of these warrants, please read “Certain Relationships and Related Party Transactions—Warrant Agreement.”

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2018 Incentive Award Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

For a description of registration rights relating to our common stock, please read “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (“Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds); and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. holder occurs, such Non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

CERTAIN CONSIDERATIONS APPLICABLE TO U.S. RETIREMENT PLANS AND ARRANGEMENTS

This summary is based on the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities and accounts that are deemed to hold the “plan assets” of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Non-U.S. plans, U.S. governmental plans and certain U.S. church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code (as discussed below), may nevertheless be subject to non-U.S., state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”). Fiduciaries of any such plans should consult with their counsel before purchasing shares of common stock to determine the suitability of the common stock for such plan and the need for, and the availability, if necessary, of any exemptive relief under any such laws or regulations.

Each ERISA Plan and other investor using the plan assets of U.S. employee benefit plans and retirement arrangements subject to Section 4975 of the Code, such as individual retirement arrangements (“IRAs”) (each, a “Plan”) should consider the fact that none of the issuer, any underwriter, the Company or any of their affiliates (the “Transaction Parties”) will act as a fiduciary to any Plan with respect to the decision to purchase or hold shares of common stock and is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to such decision. The decision to purchase and hold common stock must be made by each prospective Plan purchaser on an arm’s length basis. In addition, each Plan purchasing the common stock must generally be represented by a fiduciary independent of the Transaction Parties (which may not be an owner of an IRA, in the case of an investor that is an IRA) that (i) is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in common stock, (ii) has exercised independent judgment in evaluating whether to invest the assets of such Plan in common stock and (iii) is a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary which proposes to cause a Plan to purchase the common stock should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding is in accordance with the documents and instruments governing the Plan and will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or Section 4975 of the Code.

The fiduciary of a Plan that proposes to purchase and hold any common stock should consider, among other things, whether such purchase and holding may involve a prohibited transaction, including without limitation (i) the direct or indirect extension of credit between a Plan and a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. Purchase and/or holding of the common stock by a Plan with respect to which any Transaction Party is or becomes a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the common stock are acquired and held in accordance with an applicable exemption.

Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the common stock by a Plan, depending on the type and circumstances of the fiduciary making the decision to acquire such common stock and the relationship of the party in interest or disqualified person to the Plan. Included among these exemptions are Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Plan and non-fiduciary service providers to the Plan. In addition, the U.S. Department of Labor has issued certain administrative prohibited transaction exemptions that may apply to the purchase and holding of the common stock, including Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by insurance company general accounts) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class Exemptions”).

Each of these exemptions contains conditions and limitations on its application, and there can be no assurance that any Class Exemption or any other exemption will be available with respect to any particular transaction involving the common stock.

Consultation with Counsel

The foregoing discussion is general in nature and is not intended to be comprehensive; by its offer of the common stock, the Company makes no representation that purchase or holding of such common stock meets the relevant legal requirements with respect to any particular investor. The complexity of these rules, and the severity of potential penalties, make it particularly important that fiduciaries or other persons considering an acquisition of common stock on behalf of or with the plan assets of any Plan, or plan subject to Similar Law, consult with its counsel regarding the suitability of an acquisition of the common stock in light of such prospective purchaser’s particular circumstances.

Deemed Representation

By its acceptance of any common stock or any interest therein, the purchaser thereof or subsequent transferee will be deemed to have represented, warranted and covenanted that either:

(1)	no assets of a Plan or non-U.S., governmental or church plan have been used to acquire such common stock or an interest therein; or

(2)	(a) the acquisition and holding of such common stock or an interest therein by such person does not and will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any violation of Similar Law; and (b) if it is a Plan, the decision to purchase the common stock has been made by a duly authorized fiduciary (each, a “Plan Fiduciary”) who is independent of the Transaction Parties, which Plan Fiduciary (i) is a fiduciary under ERISA or the Code, or both, with respect to the decision to purchase the common stock, (ii) is not an IRA owner (in the case of an IRA), (iii) is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the common stock, (iv) has exercised independent judgment in evaluating whether to invest the assets of such Plan in the common stock, and (v) is either a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control; provided, however, that Plans will not be deemed to make the representations in clause 2(b), above, to the extent that the regulations under Section 3(21) of ERISA issued by the U.S. Department of Labor on April 8, 2016 are rescinded or otherwise are not implemented in their current form.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.             are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. For more information, please read “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the common stock on the NYSE under the symbol “AFGL.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to customers that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to         % of the shares for sale at the initial public offering price to our directors, executive officers, employees, business associates, other persons associated with us and friends and family through a directed share program. Any sales made through the directed share program will be made by                 . The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements described above with respect to the underwriting agreement shall govern with respect to any shares they may purchase in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The financial statements as of December 31, 2017 (Successor) and 2016 (Predecessor) and for the periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor), and the year ended December 31, 2016 (Predecessor) included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.afglobalcorp.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

AFG Holdings, Inc.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2017 (Successor) and 2016 (Predecessor)	F-4

Consolidated Statements of Operations and Comprehensive Income (Loss) for the Periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and for the Year ended December 31, 2016 (Predecessor)

F-6

Consolidated Statements of Stockholders’ Equity (Deficit) for the Periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and for the Year ended December 31, 2016 (Predecessor)

F-7

Consolidated Statements of Cash Flows for the Periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and for the Year ended December 31, 2016 (Predecessor)

F-8
Notes to Consolidated Financial Statements	F-10

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2017	F-62
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

AFG Holdings, Inc.

Houston, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AFG Holdings, Inc. (the “Company”) and subsidiaries as of December 31, 2017 (Successor) and 2016 (Predecessor), the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor), and the year ended December 31, 2016 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 (Successor) and 2016 (Predecessor), and the results of their operations and their cash flows for the periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor), and the year ended December 31, 2016 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company emerged from bankruptcy on June 8, 2017. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor as a new entity with assets, liabilities, and a capital structure having carrying amounts not comparable with prior periods as described in Note 2.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2014.

Houston, Texas

April 2, 2018, except for Note 18, and reportable segment information disclosed in Notes 2 and 19, as to which the date is April 6, 2018

AFG HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Assets

Current Assets
Cash and cash equivalents	$73,884	$52,487
Accounts receivable, net	58,393	43,153
Inventories	97,474	82,833
Costs incurred and estimated earnings in excess of billings on uncompleted contracts	7,300	4,420
Prepaid expenses and other current assets	9,926	8,570
Income tax receivable	591	723
Assets held for sale	755	-
Current assets—discontinued operations	-	6,105

Total Current Assets	248,323	198,291

Property and Equipment, net (variable interest entity of $22,543 and $13,841 at December 31, 2017 (Successor) and 2016 (Predecessor), respectively)	134,788	112,053

Other Assets
Goodwill	96,800	181,949
Identifiable intangibles, net	306,418	84,764
Other non-current assets	3,627	3,153

Total Other Assets	406,845	269,866

Total Assets	$789,956	$580,210

Liabilities, Mezzanine Equity and Stockholders’ Equity (Deficit)

Current Liabilities
Accounts payable—trade	$48,674	$38,345
Accrued expenses and other current liabilities	33,084	48,727
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	10,491	-
Deferred revenues	30,244	12,330
Current maturities of long-term debt, net of debt issuance costs	56	738,576
Current portion of real estate loan in variable interest entity	386	386
Current portion of sales-leaseback financing obligations	188	-
Current portion of capital lease obligations	57	57
Fair value of derivative instruments	-	1,017

Total Current Liabilities	123,180	839,438

Non-Current Liabilities
Long-term debt, net of current maturities and debt issuance costs	67,637	319
Real estate loan in variable interest entity, net of current portion	13,007	13,393
Sale-leaseback financing obligations, net of current portion	14,125	12,160
Capital lease obligations, net of current portion	143	200
Deferred income taxes, net	37,718	6,445
Contingent consideration	27,911	19,925
Fair value of derivative instruments	-	151
Other non-current liabilities	9,004	1,554

Total Non-Current Liabilities	169,545	54,147

Total Liabilities	292,725	893,585

Commitments and Contingencies—Note 14

Mezzanine Equity
Predecessor—Preferred stock, Series A, $0.01 par value; 1,000,000 shares authorized; 916,857 shares were issued as of December 31, 2016	-	28,483

AFG HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	Successor	Predecessor
	December 31, 2017	December 31, 2016

Stockholders’ Equity (Deficit)
Predecessor—Preferred stock, $0.01 par value; 9,000,000 shares authorized; none issued as of December 31, 2016	-	-
Predecessor—Common stock, $0.01 par value; 160,000,000 shares authorized; 48,083,116 shares issued and 47,734,156 shares outstanding as of December 31, 2016	-	481
Predecessor—Additional paid-in capital	-	480,359
Successor—Preferred stock, $0.01 par value; 100,000 shares authorized: none issued as of December 31, 2017	-	-
Successor—Common stock, $0.01 par value; 50,000,000 shares authorized: 10,027,778 shares issued and outstanding as of December 31, 2017	100	-
Successor—Additional paid-in capital	488,186	-
Successor—Receivable from stockholders	(1,250)	-
Accumulated deficit	(2,594)	(786,166)
Accumulated other comprehensive income (loss)	767	(40,274)

	485,209	(345,600)
Less: Predecessor—treasury stock, at cost, 348,960 shares as of December 31, 2016	-	(3,490)

Total Stockholders’ Equity (Deficit) of AFG Holdings, Inc.	485,209	(349,090)

Non-controlling Interest	12,022	7,232

Total Stockholders’ Equity (Deficit)	497,231	(341,858)

Total Liabilities, Mezzanine Equity And Stockholders’ Equity (Deficit)	$789,956	$580,210

See accompanying notes to consolidated financial statements.

AFG HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in Thousands)

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Revenue, net	$285,539	$156,238	$216,719

Cost Of Revenues
Cost of products and services	(221,491)	(143,234)	(200,271)
Depreciation and amortization	(34,465)	(8,026)	(18,106)
Impairment of property and equipment	-	-	(3,518)

Total Cost Of Revenues	(255,956)	(151,260)	(221,895)

Gross Margin (Loss)	29,583	4,978	(5,176)

Operating Expenses
Selling, general and administrative	(41,601)	(41,490)	(65,002)
Depreciation and amortization	(23,389)	(5,440)	(11,938)
Goodwill and intangible impairment and restructuring charges	-	-	(3,070)

Total Operating Expenses	(64,990)	(46,930)	(80,010)

Loss From Operations	(35,407)	(41,952)	(85,186)

Other Income (Expense)
Interest income	128	46	123
Interest expense	(7,188)	(27,348)	(54,228)
Gain on extinguishment of debt	-	-	32,076
Reorganization items, net	-	385,654	-
Other, net	70	636	333

Total Other Income (Expense)	(6,990)	358,988	(21,696)

Income (Loss) From Continuing Operations Before Income Taxes	(42,397)	317,036	(106,882)

Income Tax Expense (Benefit)	(39,340)	372	(1,835)

Income (Loss) From Continuing Operations	(3,057)	316,664	(105,047)

Loss From Discontinued Operations
Loss from operations of discontinued Italian business (including loss on disposal of $81,805)	-	-	(80,087)
Income tax expense	-	-	1,429

Loss From Discontinued Operations	-	-	(81,516)

Net Income (Loss)	(3,057)	316,664	(186,563)

Less: Net Loss Attributable to Non-controlling Interest	(463)	(254)	(600)

Net Income (Loss) Attributable to AFG Holdings, Inc.	(2,594)	316,918	(185,963)

Other Comprehensive Income, net of tax
Change in cumulative translation adjustment, net of tax	767	3,689	30,269

Comprehensive Income (Loss)	$(1,827)	$320,607	$(155,694)

See accompanying notes to consolidated financial statements.

AFG HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Amounts in Thousands)

	Common Stock, Par Value	Additional Paid-in Capital	Receivable From Stockholders	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interest	Total
Balance, January 1, 2016 (Predecessor)	$481	$480,349	$-	$(600,203)	$(70,543)	$(3,490)	$-	$(193,406)

Net loss	-	-	-	(185,963)	-	-	(600)	(186,563)
Translation adjustment	-	-	-	-	11,636	-	-	11,636
Reclassification from sale of subsidiary	-	-	-	-	18,633	-	-	18,633
Issuance of capital in non-controlling interest	-	-	-	-	-	-	8,562	8,562
Distribution of capital in non-controlling interest	-	-	-	-	-	-	(730)	(730)
Issuance of common stock	-	10	-	-	-	-	-	10

Balance, December 31, 2016 (Predecessor)	481	480,359	-	(786,166)	(40,274)	(3,490)	7,232	(341,858)

Net income	-	-	-	316,918	-	-	(254)	316,664
Translation adjustment	-	-	-	-	3,689	-	-	3,689
Distribution of capital in non-controlling interest	-	-	-	-	-	-	(250)	(250)
Cancellation of Predecessor Equity	(481)	(480,359)	-	469,248	36,585	3,490	(6,728)	21,755

Balance, June 8, 2017 (Predecessor)	$-	$-	$-	$-	$-	$-	$-	$-

Issuance of common stock and warrants	$100	$486,625	$-	$-	$-	$-	$-	$486,725
Fair value of non-controlling interest	-	-	-	-	-	-	13,292	13,292

Balance, June 8, 2017 (Successor)	100	486,625	-	-	-	-	13,292	500,017

Net loss	-	-	-	(2,594)	-	-	(463)	(3,057)
Translation adjustment	-	-	-	-	767	-	-	767
Stock-based compensation expense	-	311	-	-	-	-	-	311
Distribution of capital in non-controlling interest	-	-	-	-	-	-	(807)	(807)
Issuance of common stock	-	1,250	(1,250)	-	-	-	-	-

Balance, December 31, 2017 (Successor)	$100	$488,186	$(1,250)	$(2,594)	$767	$-	$12,022	$497,231

See accompanying notes to consolidated financial statements.

AFG HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Cash Flows From Operating Activities
Net income (loss)	$(3,057)	$316,664	$(186,563)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Loss from discontinued operations	-	-	81,516
Depreciation and amortization	57,854	13,466	30,044
Amortization of debt issue costs	508	8,724	6,146
Reorganization items—gain on settlement of liabilities subject to compromise	-	(256,751)	-
Reorganization items—fresh start adjustments	-	(138,300)	-
Remeasurement of contingent consideration	2,025	1,253	-
Gain on extinguishment of debt	-	-	(32,076)
Interest expense—Payment-in-kind (PIK)	1,809	-	-
Gain on derivative instruments	-	(494)	(296)
Inventory obsolescence and lower of cost or net realizable value	2,379	2,255	662
Deferred income tax (expense) benefit	(40,094)	155	(1,814)
Provision for bad debts	9	47	1,915
Loss (gain) on sale of property and equipment	(24)	208	(377)
Goodwill and long-lived assets impairment	-	-	4,846
Stock compensation expense	311	-	-
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable—trade	3,321	(16,638)	38,917
Inventories	(25,150)	17,291	25,325
Costs incurred and estimated earnings in excess of billings on uncompleted contracts	7,350	(10,190)	14,195
Income tax payable (receivable)	920	1,050	(1,196)
Prepaid expenses and other assets	579	(3,080)	(3,649)
Accounts payable and accrued expenses	6,997	(1,878)	(30,895)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(9,313)	19,593	-
Deferred revenues	17,857	57	12,091
Other liabilities	(1,940)	(1,820)	8,246

Net cash provided by (used in) continuing operating activities	22,341	(48,388)	(32,963)
Net cash provided by (used in) discontinued operating activities	-	-	(2,673)

Net Cash Provided By (Used In) Operating Activities	22,341	(48,388)	(35,636)

Cash Flows From Investing Activities
Property and equipment expenditures	(8,665)	(5,499)	(5,908)
Proceeds on sale of property and equipment	1,324	705	423
Proceeds from sale of discontinued operations	5,305	1,601	33,216
Cash paid for business acquisitions, net of cash acquired	(3,673)	-	(9,247)

Net cash provided by (used in) continuing investing activities	(5,709)	(3,193)	18,484
Net cash used in discontinued investing activities	-	-	1,654

Net Cash Provided By (Used In) Investing Activities	(5,709)	(3,193)	20,138

AFG HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Cash Flows From Financing Activities
Settlement of contingent consideration and deferred compensation	-	(751)	-
Repayments of note payable to stockholder	-	-	(40,000)
Net borrowings from bank revolving loan	-	-	64,500
Proceeds from long-term debt	-	70,000	-
Proceeds on sale lease-backs under financing lease	-	-	12,160
Capital contributed by non-controlling interest to variable interest entity	-	-	8,562
Distributions to non-controlling interest by variable interest entity	(807)	(250)	(730)
Proceeds from real estate loan issue to variable interest entity	-	-	14,100
Proceeds from debtor-in-possession financing	-	70,000	-
Payment of debtor-in-possession financing	-	(70,000)	-
Principal payments for capital lease obligations	(29)	(28)	(41)
Payments on bank term loans and notes payable	(643)	(1,538)	(21,138)
Payments on real estate loan by variable interest entity	(340)	(129)	-
Issuance of preferred stock	-	-	15,190
Issuance of common stock	-	-	10
Payments for debt issuance costs	-	(11,575)	-

Net Cash Provided By (Used In) Financing Activities	(1,819)	55,729	52,613
Effect Of Exchange Rate Changes On Cash and Cash Equivalents	(239)	2,675	4,226

Net Increase In Cash And Cash Equivalents	14,574	6,823	41,341

Cash And Cash Equivalents—Beginning of Period	59,310	52,487	11,146

Cash And Cash Equivalents—End of Period	$73,884	$59,310	$52,487

Supplemental Disclosures
Cash paid for interest	$4,634	$24,547	$44,934
Cash paid (refunded) for income taxes, net	497	(406)	-
Cash paid for reorganization items	-	9,397	-

Non-Cash Investing And Financing Activities
Contingent consideration and deferred compensation for business acquisition	$-	$-	$21,125
Purchase price held in escrow from discontinued operations	-	-	6,104
Cancellation of Predecessor equity	-	(467,287)	-
Issuance of Successor common stock	-	469,623	-
Issuance of warrants on Successor common stock	-	17,102	-
Issuance of common stock for stockholder receivables received in exchange for common stock	1,250	-	-
Accrued consideration for business acquisition	-	-	500
Property and equipment financed under capital lease obligations	-	-	298

See accompanying notes to consolidated financial statements.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Nature of Operations

AFG Holdings, Inc. (the “Company,” “our” or “we”) operates through its only subsidiary, Ameriforge Group, Inc. under the name AFGlobal Corporation (“AFGlobal”) and provides technology, services and fully-integrated manufacturing capabilities to the oil and gas, general industrial, aerospace, transportation and power generation industries. AFGlobal offers a broad range of both highly-engineered and general forged products, as well as complementary aftermarket services with facilities worldwide and approximately 1,300 employees. The Company was previously known as FR AFG Holdings, Inc. and changed its corporate name to AFG Holdings, Inc. on June 8, 2017.

On April 30, 2017 (the “Petition Date”), Ameriforge Group, Inc. and certain of its subsidiaries, filed a voluntary petition seeking relief under the provisions of Chapter 11 of Title 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) with the U.S. Bankruptcy Court in the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The Chapter 11 proceeding was being administered under the caption “In re: Ameriforge Group Inc., Case No. 17-32660”. Ameriforge Group, Inc. and certain of its subsidiaries received Bankruptcy Court confirmation of its pre-packaged plan of reorganization (the “Plan”) on May 22, 2017, and subsequently emerged from bankruptcy on June 8, 2017 (the “Effective Date”). See Note 2, Emergence from Chapter 11 and Fresh Start Accounting, for further details.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and have been prepared assuming the Company will continue as a going concern. This assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Management believes that the implementation of the Plan and emergence from the Chapter 11 proceedings on the Effective Date have resolved the substantial doubt and the related uncertainty about our application of the going concern basis of accounting.

2. Emergence from Chapter 11 and Fresh Start Accounting

On April 30, 2017, Ameriforge Group, Inc. and certain of its subsidiaries filed a voluntary petition seeking relief under the Bankruptcy Code. In April 2017, certain lenders (the “Supporting Lenders”) made up of the First and Second Lien debtholders agreed to a debt restructuring through a debt for equity exchange which included a prepackaged plan of reorganization and a $70 million debtor in possession credit facility (“DIP Facility”) during the bankruptcy process funded by certain Supporting Lenders, which was immediately borrowed by the Company in April 2017. The Company received Bankruptcy Court confirmation of the Plan on May 22, 2017, and subsequently emerged from bankruptcy on the Effective Date. During the bankruptcy proceedings, the Company conducted normal business activities and was authorized to pay and has paid, subject to pre-petition employee wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors. The Company also did not record or pay interest on the Company’s Second Lien notes for the period of May 1, 2017 through June 8, 2017 approximating $4 million.

Fresh Start Accounting

Upon the Company’s emergence from the Chapter 11 bankruptcy, on the Effective Date, the Company adopted fresh start accounting, pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), Reorganizations (“ASC 852”), and applied the provisions

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

thereof to its consolidated financial statements. The Company qualified for fresh start accounting because (i) the holders of existing voting shares of the pre-emergence debtor-in-possession, referred to herein as the “Predecessor” or “Predecessor Company,” received less than 50% of the voting shares of the post-emergence successor entity, which we refer to herein as the “Successor” or “Successor Company” and (ii) the reorganization value of the Company’s assets immediately prior to confirmation was less than the post-petition liabilities and allowed claims.

Adopting fresh start accounting results in a new reporting entity for financial reporting purposes with no beginning retained earnings or deficit. The cancellation of all existing shares outstanding on the Effective Date and issuance of new shares of the Successor Company caused a related change of control of the Company under ASC 852. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Plan, the consolidated financial statements for the period from June 9, 2017 through December 31, 2017 are not comparable with the consolidated financial statements prior to that date. References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized Company subsequent to June 8, 2017. References to “Predecessor” or “Predecessor Company” refer to the financial position and results of operations of the Company prior to and including June 8, 2017.

Pursuant to the Plan, the significant transactions that occurred upon emergence from bankruptcy were as follows:

•	Debt-to-equity Conversion: On June 8, 2017, approximately $739 million, in carrying value, of senior indebtedness was exchanged for the new common stock of the Successor Company, and the pre-petition common stock was cancelled. The first lien revolver (the “First Lien Revolver”) and the first lien term loan (the “First Lien Term Loan”) lenders received 9,550,000 shares, or 95.5% of the new common shares, and the second lien term loan (the “Second Lien Term Loan”) holders received 450,000 shares, or 4.5% of the new common shares, and the respective credit facilities were canceled. The Second Lien Term Loan holders also received warrants which entitle the holders to purchase up to 1.4 million shares or 12.5% of the new common shares for $61.50 per share.

•	Supplier and payroll claims: The trade suppliers and employees were all paid in normal course and none of the trade payables or unpaid compensation were impaired by the bankruptcy filing.

•	New Long-term Debt: On June 8, 2017, certain of the Successor Company stockholders provided a $70 million five-year term loan (“Term Loan”) to the Company used to retire the DIP Facility. See Note 8, Long-Term Debt, for further details.

•	Credit Facility: On June 8, 2017, the Successor Company, entered into an asset based credit facility (“ABL Facility”) with capacity of up to $50 million maturing on June 8, 2022. See Note 8, Long-Term Debt, for further details.

•	Management Incentive Plan: 1.3 million of the authorized shares were reserved for a management incentive program to be issued to management of the Company. See Note 12—Stock Based Compensation, for further details.

•	Governance: The Successor appointed a board of seven directors consisting of representatives from the Supporting Lenders as well as the Successor’s Chief Executive Officer.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reorganization Value

Reorganization value represents the fair value of the Successor Company’s total assets before considering liabilities. Under fresh start accounting, the Company allocated the reorganization value to our individual assets based on their estimated fair values in conformity with ASC 805, Business Combinations (“ASC 805”).

Our reorganization value was derived from an independent valuation estimate of enterprise value. Enterprise value represents the estimated fair value of an entity’s long-term debt and stockholders’ equity. In support of the Plan, the enterprise value of the Successor Company was estimated and approved by the Bankruptcy Court to be in the range of $535 million to $635 million. Based on the estimates and assumptions used in determining the enterprise value, as further discussed below, the Company estimated the enterprise value to be approximately $535 million. This valuation analysis was prepared using financial projections, market and other financial information and applying standard valuation techniques, including risked net asset value analysis and public comparable Company analyses.

The following table reconciles the enterprise value to the estimated fair value of the Successor Company’s common stock as of June 8, 2017, the Effective Date (in thousands):

Enterprise Value	$535,000
Plus: Cash and cash equivalents	59,310
Less: Fair value of debt and real estate loan	(79,669)
Less: Sale-leaseback financing and capital lease obligations	(14,624)
Less: Fair value of warrants	(17,102)
Less: Non-controlling interest	(13,292)

Fair value of Successor common stock	$469,623

Shares outstanding at June 8, 2017	10,000

Upon issuance of the Term Loan on June 8, 2017, the Company received net proceeds of approximately $70 million and incurred debt issuance costs of approximately $4.5 million.

In accordance with the Plan, the Company issued warrants to the former Second Lien Term Loan holders to expire on the close of business on June 8, 2022 (the “Warrants”). Following the Effective Date, there were Warrants outstanding to purchase up to an aggregate of 1.4 million shares of Common Stock at an initial exercise price of $61.50 per share. The fair value of the Warrants was approximately $12 per warrant. A Black—Scholes pricing model with the following assumptions was used in determining the fair value: total enterprise value strike of $660 million; expected volatility of 37.5%; expected dividend rate of 0.0%; risk free interest rate of 1.8%; and expiration date of 5 years. The fair value of these Warrants was estimated using Level 3 inputs (for additional discussion of the Level 3 inputs, refer to Note 3, Summary of Significant Accounting Policies, for further details).

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the enterprise value to the estimated reorganization value as of June 8, 2017, the Effective Date (in thousands):

Enterprise Value	$535,000
Plus: Cash	59,310
Plus: Current & Other Liabilities (excluding debt)	115,873
Plus: Contingent Consideration	25,886
Plus: Deferred taxes	77,738

Reorganization value of Successor assets	$813,807

Reorganization value and enterprise value were estimated using numerous projections and assumptions that are inherently subject to significant uncertainties and resolution of contingencies that are beyond our control. Accordingly, the estimates set forth herein are not necessarily indicative of actual outcomes, and there can be no assurance that the estimates, projections or assumptions will be realized.

Consolidated Balance Sheet

The adjustments set forth in the following consolidated balance sheet reflect the effect of the consummation of the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes highlight methods used to determine fair values or other amounts of the assets and liabilities as well as significant assumptions.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects the reorganization and application of ASC 852 on our consolidated balance sheet as of June 8, 2017 (in thousands, except share and par value data):

	Predecessor Company	Reorganization Adjustments		Fresh Start Adjustments		Successor Company
Assets

Current Assets
Cash and cash equivalents	$65,205	$(5,895	)(1)	$-		$59,310
Accounts receivable	60,301	-		-		60,301
Inventories	63,386	-		8,353	(6)	71,739
Costs incurred and estimated earnings in excess of billings on uncompleted contracts	14,756	-		-		14,756
Prepaid expenses and other current assets	11,471	-		-		11,471
Income tax receivable	317	-		-		317
Current assets—discontinued operations	4,599	-		-		4,599

Total Current Assets	220,035	(5,895)		8,353		222,493

Property and Equipment, net (variable interest entity of $22,979 as of June 8, 2017 (Successor) and $14,504 as of June 8, 2017 (Predecessor), respectively)	107,754	-		26,391	(7)	134,145

Other Assets
Goodwill	182,442	-		(86,116	)(8)	96,326
Identifiable intangibles, net	80,123	-		277,049	(9)	357,172
Other non-current assets	3,603	-		68	(15)	3,671

Total Other Assets	266,168	-		191,001		457,169

Total Assets	$593,957	$(5,895)		$225,745		$813,807

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Predecessor Company	Reorganization Adjustments		Fresh Start Adjustments		Successor Company
Liabilities, Mezzanine Equity and Stockholders’ Equity (Deficit)

Current Liabilities
Accounts payable—trade	$48,392	$-		$-		$48,392
Accrued expenses and other current liabilities	25,008	(1,365	)(1)	-		23,643
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	20,507	-		-		20,507
Deferred revenues	12,387	-		-		12,387
Current maturities of long-term debt	70,402	(70,000	)(1)	-		402
Current portion of real estate loan in variable interest entity	386	-		-		386
Current portion of sales-leaseback financing obligations	-	-		188	(14)	188
Current portion of capital lease obligations	55	-		-		55

Total Current Liabilities	177,137	(71,365)		188		105,960

Non-Current Liabilities
Long-term debt, net of current maturities and debt issuance costs	147	65,470	(1)	-		65,617
Real estate loan in variable interest entity, net of current portion	13,264	-		-		13,264
Sale-leaseback financing obligations, net of current portion	12,160	-		2,048	(14)	14,208
Capital lease obligations, net of current portion	173	-		-		173
Deferred income taxes, net	4,724	-		73,014	(10)	77,738
Contingent consideration	21,178	-		4,708	(11)	25,886
Other non-current liabilities	10,021	-		923	(15)	10,944

Total Non-Current Liabilities	61,667	65,470		80,693		207,830

Total Liabilities not subject to compromise	238,804	(5,895)		80,881		313,790

Liabilities subject to compromise	743,476	(743,476	)(2)	-		-

Commitments and Contingencies-Note 14

Mezzanine Equity
Preferred stock (Predecessor)	28,483	(28,483	)(3)	-		-

Stockholders’ Equity (Deficit)
Common stock (Predecessor)	481	(481	)(3)	-		-
Additional Paid-in Capital (Predecessor)	480,359	(480,359	)(3)	-		-
Preferred stock (Successor)	-	-		-		-
Common stock (Successor)	-	100	(4)	-		100
Additional Paid-in Capital (Successor)	-	486,625	(4)	-		486,625
Accumulated deficit	(864,299)	725,999	(5)	138,300	(12)	-
Accumulated other comprehensive income (loss)	(36,585)	36,585	(3)	-		-

	(420,044)	768,469		138,300		486,725
Less: Predecessor—treasury stock, at cost	(3,490)	3,490	(3)	-		-

Total Stockholders’ Equity (Deficit) of AFG Holdings, Inc.	(423,534)	771,959		138,300		486,725

Non-controlling Interest	6,728	-		6,564	(13)	13,292

Total Stockholders’ Equity (Deficit)	(416,806)	771,959		144,864		500,017

Total Liabilities, Mezzanine Equity And Stockholders’ Equity (Deficit)	$593,957	$(5,895)		$225,745		$813,807

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reorganization Adjustments

(1)	Reflects the net cash payments recorded as of the Effective Date from implementation of the Plan (in thousands):

Sources:
Net proceeds from Term Loan	$70,000

Total Sources	70,000

Uses:
Repayment of DIP Facility	70,000
Debt issuance costs for ABL Facility and Term Loan	4,530
Accrued expenses and other current liabilities	1,365

Total Uses	75,895

Net Uses	$(5,895)

(2)	Liabilities subject to compromise represent liabilities incurred prior to the commencement of the bankruptcy proceedings. The amounts represent the Company’s allowed claims as part of the bankruptcy proceedings. Liabilities subject to compromise consists of the Predecessor First Lien revolver, the First Lien and Second Lien Term Loans upon emergence, including unpaid pre-petition interest on the Second Lien Term Loans. The following is a summary of the liabilities subject to compromise of the Predecessor Company and the resulting gain on settlement (in thousands):

First Lien revolver loan due December 2017	$89,500
First Lien term loan payable due December 2019	518,782
Second Lien term loan payable due December 2020	143,314
Unamortized debt issuance costs on First & Second Lien debt	(12,904)
Interest on Second Lien term loans included in accrued expenses	4,110
Swap settlement payable included in accounts payable	674

Total liabilities subject to compromise	743,476

Fair value of common stock and warrants issued to former debt holders of the First Lien revolver, the First Lien and Second Lien Term Loans	486,725

Gain on settlement of Liabilities subject to compromise	$256,751

(3)	Reflects the cancellation of Predecessor mezzanine equity and stockholders’ equity to accumulated deficit summarized as follows (in thousands):

Predecessor’s mezzanine and stockholders’ equity at June 8, 2017:
Preferred stock, $0.01 par value	$-
Preferred stock, Series A, $0.01 par value	(28,483)
Common stock, $0.01 par value	(481)
Additional Paid-in Capital	(480,359)
Accumulated other comprehensive loss	36,585
Less: Treasury stock, at cost	3,490

Cancellation of Predecessor mezzanine equity and stockholders’ equity to accumulated deficit	$(469,248)

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Reflects the issuance of 10 million shares of common stock and 1.4 million warrants to purchase common stock of the reorganized Company’s equity valued at $17.1 million.

The following table reconciles the enterprise value of the Successor Company’s stock as of the effective date (in thousands):

Enterprise Value	$535,000
Plus: Cash	59,310

Invested Capital	594,310
Plus: Current and Other Liabilities (excluding debt)	115,873
Plus: Contingent Consideration	25,886
Plus: Deferred taxes	77,738

Reorganization value of Successor assets	813,807

Less: Debt, Current & Other Liabilities	(313,790)

Reorganization value of Successor assets, net	$500,017

The concluded equity value is allocated as follows (in thousands):

Concluded Equity Value	$500,017
Less: Non-controlling interest	(13,292)
Less: Successor Company Warrants	(17,102)

Equity Value allocated to Successor Company Common Stock	$469,623

(5)	Reflects the cumulative impact of the reorganization adjustments discussed above (in thousands):

Gain on settlement of Liabilities subject to compromise	$256,751
Cancellation of Predecessor mezzanine equity and stockholders’ equity	469,248

Net impact to accumulated deficit	$725,999

Fresh Start Adjustments

(6)	Reflects adjustment of inventory at Predecessor’s cost to fair value.
(7)	Reflects adjustment of Predecessor’s property and equipment at cost to fair value.
(8)	Reflects adjustment of goodwill to fair value.
(9)	Reflects adjustment of intangible assets to fair value.

i.	The financial information used to estimate the fair values of intangible assets was consistent with the information used in estimating the Company’s enterprise value.

ii.	Trademarks were valued utilizing the relief from royalty method under the income approach. Significant inputs and assumptions included remaining useful lives, the forecasted revenue streams, an applicable royalty rate, the tax rate, and the discount rate.

iii.	Developed technology was valued using a multi-period excess earnings method. Significant inputs and assumptions included the forecasted revenue and expense streams, the rate of technological obsolescence, the tax rate, the R&D adjustment, contributory asset charges, and the discount rate.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iv.	In-process research and development were valued using one of two methods: the reproduction cost new or the relief from royalty method

a.	For the reproduction cost new method, key assumptions included development costs (including overhead burden), an appropriate developer’s profit, and the opportunity cost of investing.

b.	For the relief from royalty method, key assumptions included costs to complete, remaining useful lives, the forecasted revenue streams, an applicable royalty rate, the tax rate, and the discount rate.

v.	Customer relationships were valued using one of two methods: a multi-period excess earnings method under the income approach (primary), and the incremental cash flow method

a.	For the multi-period excess earnings method, significant inputs and assumptions included the expected attrition rate, forecasted revenue and expense streams, the sales & marketing adjustment, contributory asset charges, and the discount rate.

b.	For the incremental cash flow method, significant inputs and assumptions included the timing and recovery rate level for existing relationships, forecasted revenue and expense streams, the tax rate, and the discount rate.

vi.	Backlog was valued using a multi-period excess earnings method. Significant inputs and assumptions included the forecasted revenue and expense streams, the tax rate, contributory asset charges, and the discount rate.

vii.	Covenants not to compete were valued using an incremental cash flow method under the income approach. Significant inputs and assumptions included the expected impact on revenues under competition, the relevant non-compete period, the forecasted revenue and expense streams, the probability of competition if the non-compete were not in place, the tax rate, and the discount rate.

(10)	Reflects the income tax impact of the fresh start accounting adjustments.
(11)	Reflects adjustment of earn-out liability to fair value.
(12)	Reflects the cumulative impact of fresh start adjustments as discussed above.
(13)	Reflects adjustment of the Predecessor’s non-controlling interest at cost to fair value.
(14)	Reflects adjustment of the Predecessor’s sale-leaseback financing obligation at cost to fair value.
(15)	Reflects adjustment to the Predecessor’s non-current assets and liabilities at cost to fair value.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reorganization items

Reorganization items represent liabilities settled, net of amounts incurred subsequent to the Chapter 11 filing of the Plan and are classified as “Reorganization items, net” in the Consolidated Statements of Operations. The following table summarizes reorganization items (in thousands):

Period from January 1, 2017 through June 8, 2017
Gain on settlement of Liabilities subject to compromise	$256,751
Fresh start adjustments	138,300
Reorganization legal & professional fees	(9,397)

Reorganization items, net	$385,654

3. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Fresh Start Accounting

As discussed in Note 2, Emergence from Chapter 11 and Fresh Start Accounting, we applied fresh start accounting as of the Effective Date of June 8, 2017. Under fresh start accounting, the reorganization value, as derived from the enterprise value established in the Plan, was allocated to our assets and liabilities based on their fair values in accordance with ASC 805. The amount of deferred income taxes recorded was determined in accordance with ASC 740, Income Taxes (“ASC 740”). Therefore, all assets and liabilities reflected in the consolidated balance sheet as of the effective date of the Successor Company were recorded at fair value or, for deferred income taxes, in accordance with the respective accounting policy described below.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Significant estimates underlying these financial statements include:

•	the estimates of reorganization value, enterprise value and fair value of assets and liabilities upon emergence from bankruptcy and application of fresh start accounting;

•	estimates related to the collectability of accounts receivable and credit worthiness of our customers;

•	estimates of realizable value on excess and obsolete inventory;

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	estimates of costs to complete construction-type contracts using the percentage-of-completion method;

•	estimates related to the fair value of reporting units for purposes of assessing goodwill and other indefinite-lived intangible assets for impairment;

•	estimates of undiscounted future cash flows and fair value of assets or asset groups for the purpose of assessing impairment of long-lived assets;

•	estimates made in our income tax calculations and related valuation allowances; and

•	estimates made in connection with business combinations and contingent consideration.

Correction of Immaterial Error

During the preparation of the 2017 financial statements, we identified and corrected an error related to the classification of cash proceeds received from sale lease-backs under financing leases in the statement of cash flows for the year ended December 31, 2016 (Predecessor). Proceeds from the sale leasebacks under financing leases totaling $12.2 million presented in the net cash provided by continuing investing activities should have been presented in net cash provided by financing activities.

In evaluating whether our previously issued consolidated financial statements were materially misstated, we considered the guidance in ASC Topic 250, Accounting Changes and Error Corrections. Based upon our evaluation of both quantitative and qualitative factors, we concluded that the effect of this error was not material individually or in the aggregate to our previously reported annual periods for the years ended December 31, 2016 (Predecessor).

The following tables reflect the effects of correcting the immaterial error identified above for the year ended December 31, 2016 (Predecessor) (in thousands):

	Predecessor
	As Reported	Correction of Error	As Revised
Consolidated Statement of Cash Flows
Net cash provided by continuing investing activities	$30,644	$(12,160)	$18,484
Net cash provided by financing activities	40,453	12,160	52,613

Revenue Recognition

Revenue from the sale of inventory products not accounted for under the percentage-of-completion method are generally recognized once the following four criteria are met: i) persuasive evidence of an arrangement exists, ii) delivery of product has occurred (which is upon shipment or when customer-specific acceptance requirements are met) or services have been rendered, iii) the price of the product or service is fixed and determinable, and iv) collectability is reasonably assured. The Company records its sales net of any value added, sales or use tax.

Revenue from certain fixed price, construction-type contracts that involve significant design, engineering, procurement and manufacturing to customer supplied specifications, are recognized using the percentage-of-completion method. Percentage of completion is generally determined by the input method based upon the amount of labor hours expended compared to the total labor hours expended plus the estimated amount of labor hours to complete the project. For certain other projects, total costs incurred to date as compared to estimated total cost for each contract is used as an input for percentage-of-completion method as it provides a better measure of progress towards completion. Actual results could differ from those estimates. The Company considers these methods to be the best available measure of progress for the respective contracts. Revenue on contracts not accounted for

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using the percentage of completion method is recognized utilizing the completed contract method. Under the completed-contract method, revenue and contract costs are deferred and are both recognized when all deliverables are completed.

Contract costs include all direct material, labor, subcontractor costs, equipment and those indirect costs related to contract performance, such as indirect labor, depreciation, supplies, tools and repairs. Pre-contract costs such as engineering, procurement and project management costs are generally expensed as incurred, but in certain cases may be deferred if certain criteria are met. Selling, general and administrative costs are charged to operations as incurred.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined.

Revenues recognized in excess of amounts billed are classified as current assets under “costs incurred and estimated earnings in excess of billings on uncompleted contracts.” Billings in excess of revenues recognized are classified under current liabilities as “billings in excess of costs incurred and estimated earnings on uncompleted contracts.”

The Company also periodically recognizes revenue on a “bill-and-hold” basis in accordance with the authoritative guidance. Under the Company’s “bill-and-hold” arrangements, at the request of the customer, finished inventory is segregated for future delivery at the customer’s discretion. Title and risk of loss of the inventory has passed to the customer upon segregation, at which time the Company receives payment from the customer and recognizes revenue thereon. Bill and hold arrangements as of December 31, 2017 (Successor) was $27.2 million. The Company had no bill and hold arrangements as of December 31, 2016 (Predecessor).

Change Orders

Change orders are modifications of an original contract, which effectively change deliverables under a contract. Either the Company or its customers and suppliers may initiate change orders. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. Change orders occur when changes are experienced once a contract has begun. Change orders are documented and the terms of change orders are agreed with the customer before the work is performed.

Change orders are included in the total estimated contract revenue on percentage-of-completion projects when it is probable that the change order will result in additional value that can be reliably estimated and realized. The Company defers recognition of the entire amount of revenue or portion thereof associated with unapproved change orders if there is substantial uncertainty as to amounts involved or ultimate realization. During 2017 and 2016, the Company recognized no revenues related to unapproved change orders.

Cash and Cash Equivalents

We consider all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Doubtful Accounts

Earnings are charged with a provision for doubtful accounts based on a current review of the collectability of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Accounts receivable-trade is net of allowance for doubtful accounts of $0.2 million and $4.5 million as of December 31, 2017 (Successor) and 2016 (Predecessor), respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. On January 1, 2017, we adopted the new inventory standard, Accounting Standards Update 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). Under this ASU, inventory is to be measured at the lower of cost or net realizable value, which is defined as the estimated selling price in the ordinary course of business, less reasonable predictable costs of completion, disposal, and transportation. Prior to adoption of this ASU, inventories were stated at the lower of cost or market, with cost determined by using either the first-in, first-out or the weighted-average methods. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Periodically, obsolescence reviews are performed on slow-moving inventories and reserves are established based on current assessments about future demands and market conditions.

Inventories consist of the following (in thousands):

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Raw materials	$25,704	$45,747
Work-in-progress	45,749	29,045
Finished goods	28,400	41,362

	99,853	116,154
Less: allowance for slow-moving and obsolete items	2,379	33,321

Total Inventories	$97,474	$82,833

Property and Equipment

Property and equipment acquired in connection with business combinations or adjusted in connection with fresh start accounting are recorded at fair value as of the date of acquisition or emergence. All other additions of property and equipment are recorded at cost. The Company depreciates the cost of property and equipment using the straight-line method over the estimated useful lives or amortizes the value of assets under capital leases over the shorter of the lease terms or estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss are reflected in income for the period. The cost of maintenance and repairs are charged to income as incurred; significant renewals and improvements are capitalized.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment consist of the following (in thousands):

		Successor	Predecessor
	Useful Lives (Years)	December 31, 2017	December 31, 2016
Land	-	$18,922	$20,499
Buildings and improvements	2 - 20	35,200	38,479
Machinery and equipment	3 - 7	78,908	153,252
Furniture and office equipment	3 - 5	4,078	8,376

		137,108	220,606
Less: accumulated depreciation and amortization		5,959	109,917

		131,149	110,689
Construction in progress		3,639	1,364

Total Property and Equipment		$134,788	$112,053

Depreciation and amortization expense of property and equipment from continuing operations was $6.2 million, $8.9 million, and $20.1 million (exclusive of impairment on long-lived assets), for periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), respectively. For the period of June 9, 2017 through December 31, 2017 (Successor), depreciation and amortization expense included in cost of revenues, selling, general and administrative expenses, and loss on discontinued operations in the accompanying consolidated statements of operations and comprehensive loss totaled $5.0 million, $1.2 million, and $-0-, respectively. For the period of January 1, 2017 through June 8, 2017 (Predecessor), depreciation and amortization expense included in cost of revenues, selling, general and administrative expenses, and loss on discontinued operations in the accompanying consolidated statements of operations and comprehensive loss totaled $8.0 million, $0.9 million, and $-0-, respectively. For the year ended December 31, 2016 (Predecessor), depreciation and amortization expense included in cost of revenues, selling, general and administrative expenses, and loss on discontinued operations in the accompanying consolidated statements of operations and comprehensive loss totaled $18.1 million, $2 million, and $3.7 million, respectively.

The Company capitalizes interest cost as a component of the cost of construction in progress. Capitalized interest amounted to $0.2 million, $0.1 million and $0.1 million, for periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), respectively.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and identifiable intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows of the related operations. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

In the Predecessor periods and in the Successor period subsequent to the application of fresh start accounting, goodwill represents the excess of acquisition consideration paid over the fair value of net tangible and identifiable intangible assets acquired. In the Successor period, goodwill also reflects the excess of the reorganization value of Successor over the fair value of tangible and identifiable intangible assets as determined upon the adoption of fresh start accounting. Goodwill is not amortized, but rather is reviewed for impairment on an annual basis (or more frequently if impairment indicators exist). The Company tests goodwill at the reporting units which is the level for which there are distinct cash flows, products, capabilities and available financial information. The Company performs a qualitative assessment of the fair value of its reporting units before calculating the fair value of the reporting unit in step one of the two-step goodwill impairment model. If, through the qualitative assessment, the Company determines that it is more likely than not that the reporting unit’s fair value is greater than its carrying value, the remaining impairment steps would be unnecessary.

If there are indicators that goodwill has been impaired and thus the two-step goodwill impairment model is necessary, step one is to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying value. Fair value is determined based on the present value of estimated cash flows using available information regarding expected cash flows of each reporting unit, discount rates and the expected long-term cash flow growth rates. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.

In the Predecessor periods, the Company allocated goodwill to its four reporting units which were predominantly based on the Company’s geographic regions. In connection with the emergence from the Chapter 11 proceedings and application of fresh start accounting, the Company changed its internal reporting structure in the second quarter of 2017 to better support and assess the operations of the business going forward. As a result, we now have six reporting units centered-around product groupings. As a result of the change in reporting units, we performed quantitative goodwill impairment tests immediately before and after this change in reporting units and determined that there was no impairment. For information on impairment charges recognized in 2016, see Note 4, Impairment, Exit and Disposal Costs, for further details.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the carrying amount of goodwill by reportable segment for periods from June 9, 2017 to December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and year ended December 31, 2016 (Predecessor), are as follows (in thousands):

	Predecessor
	Onshore Oil & Gas OEM	Offshore Oil & Gas OEM	Connectors & Precision Manufacturing	Total
Balance, December 31, 2015 (Predecessor)	$71,446	$111,664	$49,873	$232,983
Acquisitions	-	1,706	-	1,706
Sale of Subsidiary	-	-	(47,527)	(47,527)
Impairment charge	-	(1,328)	-	(1,328)
Effect of change in foreign currency exchange rates	-	(1,539)	(2,346)	(3,885)

Balance, December 31, 2016 (Predecessor)	71,446	110,503	-	181,949
Remeasurement	-	(300)	-	(300)
Fresh start accounting adjustments	(45,123)	(55,081)	14,088	(86,116)
Effect of change in foreign currency exchange rates	-	793	-	793

Balance, June 8, 2017 (Predecessor)	26,323	55,915	14,088	96,326

	Successor
	Onshore Oil & Gas OEM	Offshore Oil & Gas OEM	Connectors & Precision Manufacturing	Total
Balance, June 8, 2017 (Successor)	$26,323	$55,915	$14,088	96,326
Acquisitions	474	-	-	474

Balance, December 31, 2017 (Successor)	$26,797	$55,915	$14,088	$96,800

Accumulated impairment as of December 31, 2016 (Predecessor) was $297.6 million. There was no accumulated impairment recorded as of December 31, 2017 (Successor).

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Identifiable Intangibles

Identifiable intangibles acquired in connection with business combinations or adjusted in connection with fresh start accounting are recorded at fair value as of the date of acquisition or emergence. The cost of identifiable intangible assets with finite lives are amortized on a straight-line basis. The period of amortization depends on the identifiable intangible asset and is based on the period over which the asset is expected to contribute to future cash flows. The Company’s identifiable intangibles consist of the following (in thousands):

December 31, 2017 (Successor)
	Useful Life	Original Cost	Accumulated Amortization	Net Amount	Remaining Weighted Average Amortization Period in Years
Tradenames/trademarks	3 - 13 yrs	$42,873	$1,949	$40,924	12
Technology	3 - 20 yrs	110,882	5,658	105,224	13
In-process Research & Development	Indefinite	31,548	-	31,548	-
Customer relationships	2 -10 yrs	141,256	13,509	127,747	5
Backlog	0.5 yr	29,415	29,415	-	-
Non-compete	1 - 3 yrs	2,078	1,103	975	1

Total Intangibles		$358,052	$51,634	$306,418

December 31, 2016 (Predecessor)
	Useful Life	Original Cost	Accumulated Amortization	Translation	Net Amount
Tradenames/trademarks	2 - 20 yrs	$7,171	$1,613	$(143)	$5,415
Technology	5 - 15 yrs	28,187	1,579	(165)	26,443
Customer relationships	10 - 16 yrs	57,711	5,678	197	52,230
Backlog	13 - yrs	298	298	-	-
Non-compete	3 - 5 yrs	1,351	675	-	676

Total Intangibles		$94,718	$9,843	$(111)	$84,764

The unamortized net intangible asset balance related to discontinued operations totaled $23.1 million at the date of disposal (December 28, 2016).

At December 31, 2017, the following is a summary of future minimum amortization expense for identifiable intangibles (in thousands):

Year Ending December 31,
2018	$38,508
2019	37,455
2020	28,235
2021	28,006
2022	26,832
Thereafter	115,834

Total	$274,870

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense for identifiable intangibles totaled $51.6 million, $4.6 million and $9.9 million for periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), respectively. For the period of June 9, 2017 through December 31, 2017 (Successor), amortization expense included in cost of revenues, selling, general and administrative expenses, and loss on discontinued operations in the accompanying consolidated statements of operations and comprehensive loss totaled $29.4 million, $22.2 million, and $-0-, respectively. For the period of January 1, 2017 through June 8, 2017 (Predecessor), amortization expense included in cost of revenues, selling, general and administrative expenses, and loss on discontinued operations in the accompanying consolidated statements of operations and comprehensive loss totaled $-0-, $4.6 million, and $-0-, respectively. For the year ended December 31, 2016 (Predecessor), amortization expense included in cost of revenues, selling, general and administrative expenses, and loss on discontinued operations in the accompanying consolidated statements of operations and comprehensive loss totaled $-0-, $9.9 million, and $2.7 million, respectively.

Deferred Revenue

Deferred revenue consists of amounts billed to customers prior to shipment or completion of services. These advance billings are common for longer duration contracts with significant materials and labor expenditures in the preceding months prior to shipping of product. The Company recognizes such amounts in revenues as the product is shipped or in the case of long-term percentage of completion contracts, as the work is performed. The Company recorded deferred revenues of $30.2 million and $12.3 million as of December 31, 2017 (Successor) and 2016 (Predecessor), respectively.

Non-controlling Interest and Variable Interest Entities

The non-controlling interest is adjusted commensurate with the operating results of a consolidated variable interest entity (“VIE”) that serves as the lessor from a sale leaseback transaction discussed in Note 15, Variable Interest Entity. The Company assesses at inception and on an ongoing basis as to whether transactions or relationships qualify as a VIE under the consolidations guidance in ASC 810, Consolidation (“ASC 810”). An entity generally qualifies as a VIE when it (1) meets the definition of a legal entity, (2) absorbs the operational risk of the projects being executed, creating a variable interest, and (3) lacks sufficient capital investment from the partners, potentially resulting in the venture requiring additional subordinated financial support, if necessary, to finance its future activities.

Income Taxes

The Company is a C corporation subject to federal income taxes and files a consolidated US federal income tax return. The Company’s foreign subsidiaries file separate income tax returns in their respective jurisdictions.

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes under which deferred income taxes are recognized for the tax consequences of temporary differences at enacted statutory tax rates between the consolidated financial statement carrying amounts and the tax basis of existing assets and liabilities. Income tax expense or benefit represents the current tax payable or refundable for the period plus or minus the tax of the net change in the deferred tax assets and liabilities. The realizability of deferred tax assets are

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

evaluated and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company’s tax return. We measure our deferred tax assets and liabilities by using the enacted tax rates we expect to apply to taxable income in the years in which we expect to recover or settle those temporary differences. The effect of a change in tax rates on deferred tax assets and liabilities is reflected in income in the period of enactment. The recent change in tax rates resulting from the enactment of the Tax Cuts and Jobs Act enacted on December 22, 2017 is described in more detail in Note 13, Income Taxes.

Deferred taxes are not provided on the equity in undistributed earnings of foreign subsidiaries since the Company believes such earnings are indefinitely reinvested. A reversal of the Company’s plans to permanently invest in these foreign operations would cause the excess to become taxable. The Company will continually need to reassess and reassert its ability and intent to indefinitely reinvest the remaining foreign earnings in order to continue the application of the exception.

As an LLC, the consolidated VIE is not subject to federal income taxes as the members of the LLC are taxed individually on their proportionate share of earnings from the LLC. Accordingly, no provision for federal income taxes for the LLC is included in the accompanying consolidated financial statements. The LLC is subject to state taxes in Texas calculated by applying a tax rate to a base that considers both revenues and expenses and therefore, has the characteristics of an income tax.

The income tax position taken by the VIE for any years open under the various statutes of limitations is that the VIE continues to be exempt from federal income taxes by virtue of being a pass-through entity. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefits of this income tax position (no federal income tax expense or liability) have been recognized for periods from January 1, 2017 through June 8, 2017 (Predecessor) and June 9, 2017 through December 31, 2017 (Successor).

The Company provides for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax position. These positions are evaluated under from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the consolidated financial statements and a liability for unrecognized tax benefits is established. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax benefit recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with the taxing authority. To the extent that the Company prevails in matters for which a liability for an unrecognized tax benefit is established or are required to pay amounts in excess of the liability established, the Company’s effective tax rate in a given financial statement period may be affected. The Company has elected to record income tax related interest, if any, as a component of interest expense and to record penalties, if any, to the provision for income tax expense.

Stock-Based Compensation

The Company recognizes the cost of stock-based awards on a straight-line basis over the requisite service period of the award, which is usually the vesting period under the fair value method. Total compensation cost is measured on the grant date using fair value estimates.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk

The Company’s assets that are potentially subject to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and derivative financial instruments. Cash balances are maintained in financial institutions which at times exceed federally insured limits. The Company monitors the financial condition of the financial institutions in which accounts are maintained and has not experienced any losses in such accounts. The accounts receivable of the Company are spread over a number of customers, a majority of which are operators and suppliers to the oil, natural gas and power generation industries. Included within the accounts receivable balance is $4.5 million and $6.3 million of services performed that are unbilled at December 31, 2017 (Successor) and 2016 (Predecessor), respectively. The Company performs ongoing credit evaluations as to the financial condition of its customers and creditors with respect to trade accounts and lenders with respect to derivative instruments. The Company’s allowance for doubtful accounts is based upon current market conditions and other factors.

Shipping and Handling Fees and Costs

Shipping and handling fees billed to customers are included in net revenues. Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved to cost of revenues on product sales. Shipping and handling costs associated with outbound freight are included in cost of revenues.

Foreign Currencies

The Company has determined the local currency of certain foreign subsidiaries to be the functional currency. In accordance with the accounting standard related to foreign currency translation, the assets and liabilities of these foreign subsidiaries, denominated in foreign currency, are translated into U.S. dollars using exchange rates in effect at the consolidated balance sheet dates; revenue and expenses are translated using the average exchange rate for the reporting period. Related translation adjustments are reported in accumulated other comprehensive loss which is a separate component of stockholders’ equity, whereas gains and losses resulting from re-measurement transactions denominated in currencies other than the functional currency are included in the consolidated statements of operations and comprehensive loss. In the accompanying consolidated statements of operations and comprehensive income (loss), the Company recognized losses of $0.1 million, $0.1 million and $0.4 million in other income (expense) resulting from foreign currency remeasurement transactions for periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), respectively.

From time to time, the Company provides access to capital to our foreign subsidiaries through U.S. dollar denominated interest bearing promissory notes. Such funds are generally used by our foreign subsidiaries to purchase capital assets and for general working capital needs. In addition, the Company sells products to our foreign subsidiaries on trade credit terms in both U.S. dollars and in the subsidiary’s local currency. At December 31, 2017 (Successor) and 2016 (Predecessor), the Company had outstanding intercompany receivables between subsidiaries with different functional currencies of $183 million. Approximately $2.3 million of these intercompany receivables are considered by management to be of a short-term nature whereby the appreciation or devaluation of the foreign currency against the U.S. dollar will result in a gain or loss, respectively, to our consolidated statement of operations and comprehensive loss. The Company considers approximately $180.7 million of the

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

intercompany receivable to be of a long-term nature whereby settlement is not planned or anticipated in the foreseeable future; therefore, any resulting foreign exchange gains and losses are reported in the consolidated balance sheets as a component of other comprehensive income in accordance with ASC 830, Foreign Currency Matters (“ASC 830”).

Fair Value Measurements

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivative instruments, accounts payable, contingent consideration and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The fair value of variable rate long-term debt discussed in Note 8, Long Term Debt, based upon the current market rates for debt with similar credit risk and maturity, which approximated its carrying value, as interest is based upon LIBOR plus an applicable floating margin. Variable rate long-term debt is categorized within level 2 of the valuation hierarchy. The Company records derivative instruments and contingent consideration at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company incorporates assumptions that market participants would use in pricing the asset or liability, and utilize market data to the maximum extent possible. These fair value measurements incorporate nonperformance risk (i.e., the risk that an obligation will not be fulfilled). In measuring fair value, the Company reflects the impact of credit risk on liabilities, as well as any collateral. The Company also considers the credit standing of counterparties in measuring the fair value of assets.

The Company uses any of three valuation techniques to measure fair value: the market approach, the income approach, and the cost approach in determining the appropriate valuation technique based on the nature of the asset or liability being measured and the reliability of the inputs used in arriving at fair value.

The Company follows the provisions of ASC 820, Fair Value Measurements (“ASC 820”) for non-financial assets and liabilities measured on a non-recurring basis such as on a potential impairment loss related to goodwill and long-lived assets and assets and liabilities acquired in a business combination or through the application of fresh start accounting.

The inputs used in applying valuation techniques include assumptions that market participants would use in pricing the asset or liability (i.e., assumptions about risk). Inputs may be observable or unobservable. The Company uses observable inputs in the Company’s valuation techniques, and classifies those inputs in accordance with the fair value hierarchy established by applicable accounting guidance, which prioritizes those inputs. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels are defined as follows:

Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Derivative Instruments

Derivatives are recognized in the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive loss, depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge. The Company had no derivative instruments designated as hedges for the periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor); accordingly, all gains and losses on derivative instruments have been recognized in the accompanying statements of operations and comprehensive loss for all periods.

The Company uses interest rate swaps to hedge rate changes on its long-term debt and forward contracts to hedge foreign currency assets and liabilities, in both cases hedge accounting is not applied. The changes in fair value of these contracts are recognized in other income (expense), net, as they occur and offset gains or losses on the re-measurement of the related asset or liability. Each instrument is accounted for individually and assets and liabilities are not offset.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions.

Product Warranties

The Company generally warrants its product eighteen months from shipment or twelve months from date placed in service. The Company has recorded a warranty reserve of approximately $2.6 million and $11.5 million of general product warranty reserve as of December 31, 2017 (Successor) and 2016 (Predecessor), respectively, included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. In 2017, the Company settled $9 million included in the warranty reserve as of December 31, 2016 (Predecessor) for claims on certain contracts, agreeing to pay $1.8 million for five years beginning December 31, 2018.

New Accounting Pronouncements

Accounting Pronouncements Implemented

In July 2015, the FASB issued Accounting Standards Update 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”) which requires that inventory within the scope of this update, including inventory stated at average cost, be measured at the lower of cost and net realizable value. This update is effective for financial statements issued for fiscal years beginning after December 15, 2016. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company adopted this standard on January 1, 2017, the effects of which did not have a material impact on the consolidated financial statements.

In September 2015, the FASB issued Accounting Standards Update 2015-16, Business Combinations (Topic 805) (“ASU 2015-16”). Topic 805 requires that an acquirer retrospectively adjust provisional amounts recognized in a business combination during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in this ASU require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For non-public entities, ASU 2015-16 are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments in ASU 2015-16 should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update with earlier application permitted for financial statements that have not been issued. The Company adopted this standard on January 1, 2017, the effects of which did not have a material impact on the consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”) which simplifies several aspects of the accounting for employee share based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, the amendments in ASU 2016-09 are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For non-public entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. ASU 2016-09 permits early adoption in any interim or annual period. If an entity early adopts the amendments in an interim period, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Entities that elect early adoption must adopt all of the amendments in the same period. This standard was adopted by the Successor Company as of June 8, 2017. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In July 2017, FASB issued Accounting Standards Update 2017-11, Simplifying accounting for certain financial instruments with characteristics of liabilities and equity (“ASU 2017-11”), which addresses the complexity of accounting for certain financial instruments with down round features by simplifying the accounting for these instruments. ASU 2017-11 requires companies to disregard the down round feature when assessing whether an instrument, such as a warrant, is indexed to its own stock, for purposes of determining liability or equity classification. This will change the classification of certain warrants with down round features from a liability to equity. Also, entities must adjust their basic

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EPS calculation for the effect of the down round provision when triggered (that is, when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature). That effect is treated as a dividend and as a reduction of income available to common stockholders in basic EPS. An entity will also recognize the effect of the trigger within equity. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company adopted this standard on January 1, 2017, the effects of which did not have a material impact on the consolidated financial statements.

Accounting Pronouncements Not Yet Implemented

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2014-14 which deferred the effective date of this standard by one year. This guidance is effective for public entities for annual and interim periods beginning after December 15, 2017 and effective for non-public entities for annual periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 31, 2019. Both public and non-public entities are permitted to early adopt and apply ASU 2014-09 starting with annual periods beginning after December 15, 2016. ASU 2014-09 may be applied retrospectively to each prior period presented, or retrospectively with the cumulative effect recognized as of the adoption date. The Company is currently assessing the potential effects that these changes will have on the consolidated financial statements we have opted to take advantage of the extended transition period applicable to emerging growth companies pursuant to the JOBS Act.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (“ASU 2016-02”), Leases (Subtopic 842). Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, ASU 2016-02 will require both types of leases to be recognized on the balance sheet. ASU 2016-02 also will require disclosures to help investors and other financial statement users to better understand the amount, timing and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. For public entities, not for profit entities that issue securities or quoted on an exchange, or employee benefit plans that files financial statements with the Securities and Exchange Commission (SEC), ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption of the amendments of ASU 2016-02 is permitted for all entities is to be applied using the modified retrospective approach. The Company has not yet fully determined or quantified the effect ASU 2016-02 will have on the consolidated financial statements. Management continuously evaluates the economics of leasing vs. purchase for operating equipment. The lease obligations that will be in place upon adoption of ASU 2016-02 may be significantly different than the current obligations. Accordingly, at this time the Company cannot estimate the amounts that will be recorded when this standard is adopted.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2016, the FASB issued Accounting Standards Update No 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”) which provides greater clarity to preparers on the treatment of eight specific items within an entity’s statement of cash flows with the goal of reducing existing diversity on these items. For public entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For non-public entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the ASU in an interim period, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company is currently assessing the potential effects that these changes will have on the consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update 2016-16, Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”) which eliminates the deferral of the tax effects of intra-entity asset transfers other than inventory until the transferred assets are sold to a third party or recovered through use. For public entities, ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. For non-public entities, ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual periods beginning after December 15, 2019. ASU 2016-16 should be applied on a modified retrospective approach through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently assessing the potential effects that these changes will have on the consolidated financial statements.

In January 2017, the FASB issued Accounting Standard Update No. 2017-04 Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). This update eliminates the requirement to compute the implied fair value of goodwill under Step 2 of the goodwill impairment test. A public entity that is a SEC filer should adopt ASU 2017-04 for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public entity that is not an SEC filer should adopt ASU 2017-04 for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit entities, that are adopting ASU 2017-04 should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. ASU 2017-04 should be applied on a prospective basis, and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently assessing the potential effects that these changes will have on the consolidated financial statements.

4. Impairment, Exit and Disposal Costs

Beginning in 2014, the Company initiated actions to restructure and adjust its operations and cost structure to reflect current and expected near-term activity levels. These restructuring activities included workforce reductions, monetization of slow-moving inventories, contract termination, facility closures and the removal of excess machinery and equipment that resulted in asset impairments.

As a result of the lower activity and restructuring activities, the Company recorded restructuring and other charges approximating $6.6 million for the year ended December 31, 2016 (Predecessor), which included $1.3 million in goodwill impairment, $1.7 million in restructuring charges related to facility exit costs and $3.5 million in property and equipment impairment. There were no material

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

impairment or restructuring charges recorded for the periods from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor).

Based on the aforementioned triggering events during 2016, and consideration of qualitative factors, the Company prepared a discounted cash flow analysis for each of the reporting units, applying expected long-term growth rates, discount rates, and terminal values that the Company considers reasonable for each reporting unit and compared them to observable metrics for other companies to conclude on whether the fair value of each of the units was less than its carrying value. Based on the step two test, the Company concluded that certain of the reporting unit’s carrying values exceeded their fair value as of December 31, 2016 indicating impairment. Accordingly, the Company estimated the fair value of these reporting units in a hypothetical purchase price allocation. The allocation of purchase price to this reporting unit includes hypothetical adjustments to the carrying values of certain assets including property and equipment, certain identifiable intangibles, and deferred income taxes associated with these assets. After making these assessments, the Company reduced goodwill and recorded a goodwill impairment charge of approximately $1.3 million in the accompanying consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2016 (Predecessor).

With respect to long-lived assets including finite-lived intangibles, the Company prepared an undiscounted cash flows analysis at December 31, 2017 and 2016 and concluded that for certain tangible long-lived assets, the carrying value exceeded their undiscounted future cash flows. As a result of these assessments, the Company recorded an impairment charge of approximately $3.5 million in the accompanying consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2016 (Predecessor). No impairment on tangible long-lived assets was recognized for periods from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 to June 8, 2017 (Predecessor).

5. Business Acquisitions

2017 Acquisitions

On June 30, 2017, the Company acquired 100% of the stock of Advanced Measurements, Inc. (AMI), for cash consideration of $4 million. The purpose of the acquisition was to expand the Company’s current upstream drilling, completion and production smart technology offerings.

Transaction costs totaled $0.1 million and are recorded in “Selling, general and administrative” on the consolidated statement of operations and comprehensive income (loss).

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair values of the assets acquired and liabilities assumed for AMI at the date of acquisition (in thousands):

Cash and cash equivalents	$327
Accounts receivable	1,047
Inventories	2,723
Prepaid expenses and other	6
Property and equipment	222
Goodwill	474
Identifiable intangibles	870
Other non-current assets	79

Total assets acquired	5,748

Accounts payable	925
Accrued expenses	518
Deferred taxes	305

Total liabilities assumed	1,748

Net assets acquired	$4,000

The acquired identifiable intangible assets of AMI as of the date of the acquisition are summarized below (in thousands):

Intangible	Useful Life	Amount
Tradenames/trademarks	3 yrs	$100
Technology	3 yrs	450
Customer relationships	3 yrs	320

Total		$870

The goodwill recognized in the AMI acquisition was primarily attributable to the expected operating efficiencies in the business acquired and was allocated to the Onshore Oil & Gas OEM reportable segment. The goodwill resulting from the acquisition of AMI is not deductible for income tax purposes.

The operating results of AMI have been included in the consolidated statements of operations and comprehensive income (loss) from the acquisition date through the end of 2017. AMI contributed $8.1 million in net revenue and $5.5 million in net income for the period.

2016 Acquisitions

On July 29, 2016, the Company acquired 100% of the stock of Managed Pressure Operations Ltd. (“MPO”) a subsidiary of MHWirth. The purpose of the acquisition was to expand our managed pressure drilling and technology offerings for both Onshore and Offshore Oil & Gas OEM applications.

On December 14, 2016, the Company acquired 100% of the stock of Discover Integral Solutions SA de CV (“DIS”) based in Monterrey, Mexico. DIS provides engineered parts and services for the oil and gas industry including elastomers and land-based drilling rotational control devices.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transaction costs totaled $0.6 million and are recorded in “Selling, general and administrative” on the consolidated statement of operations and comprehensive income (loss).

The acquisition date fair value of the consideration transferred consisted of the following during 2016 (in thousands):

	Managed Pressure Operations	Discover Integral Solutions S.A.
Cash	$9,000	$750
Purchase price held in escrow	1,000	-
Post closing settlements	500	-
Contingent consideration	19,925	-
Deferred compensation	-	1,200

Total	$30,425	$1,950

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date during 2016 (in thousands):

	Managed Pressure Operations	Discover Integral Solutions S.A.
Cash and cash equivalents	$1,483	$20
Accounts receivable	3,728	-
Inventories	6,414	-
Prepaid expenses and other	724	10
Property and equipment	4,998	639
Goodwill	149	1,557
Identifiable intangibles	25,000	649

Total assets acquired	42,496	2,875

Accounts payable	2,574	97
Accrued expenses	9,497	483
Deferred taxes	-	345

Total liabilities assumed	12,071	925

Net assets acquired	$30,425	$1,950

The acquired identifiable intangible assets of MPO and DIS as of the date of the acquisition are summarized below (in thousands):

Intangible	Useful Life	Managed Pressure Operations	Discover Integral Solutions S.A.
Tradenames/trademarks	2 - 20 yrs	$500	$-
Technology	5 - 15 yrs	22,600	649
Customer relationships	10 -16 yrs	1,900	-

Total		$25,000	$649

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The goodwill recognized in MPO and DIS acquisitions was primarily attributable to the expected operating efficiencies in the business acquired and was allocated to the Offshore Oil & Gas OEM reportable segment. The goodwill resulting from the acquisition of MPO and DIS is not deductible for income tax purposes.

The operations of each of the acquisitions listed above are included in the Company’s statement of operations and comprehensive income (loss) as of each respective closing date. The pro forma effect of the acquisitions completed in 2017 and 2016 are not material to the reported results of operations, either individually or when aggregated.

6. Discontinued Operations

On December 28, 2016, the Company completed the sale of its Italian manufacturing business in Milan, Italy to Zeta Investments, a stockholder of the Company, for approximately $33.2 million in cash and approximately $6.1 million being held in escrow, of which the full amount held in escrow plus translation effects, was collected in 2017. As a result of this strategic shift, the Company classified all amounts related to this business as discontinued operations in consolidated balance sheets and statements of operations for all periods presented. Assets attributable to discontinued operations included $6.1 million of prepaid expenses and other current assets as of December 31, 2016. The Company also segregated the cash flows attributable to the Italian business from the cash flows from continuing operations for all periods presented in the consolidated statements of cash flows.

The following table summarize selected financial information related to the Italian operations as of and for the year ended December 31, 2016 (in thousands):

Summarized Results of Discontinued Operations

Year ended December 31, 2016
Revenue, net	$37,999
Cost of products and services	(29,105)
Depreciation and amortization	(3,668)

Total Cost Of Revenues	(32,773)

Gross Margin	5,226

Operating Expenses
Selling, general, and administrative	(2,809)
Depreciation and amortization	(2,678)

Total Operating Expenses	(5,487)

Other income (expense)
Interest income	5
Other, net	1,974

Total other income (expense)	1,979

Income from before Taxes	1,718
Income Tax Expense	1,429

Income from Discontinued Operations	$289

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Cost and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts consist of the following (in thousands):

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Costs incurred and estimated earnings on uncompleted contracts	$43,548	$27,415
Less: billings to date	46,739	22,995

Total	$(3,191)	$4,420

Included in the accompanying consolidated balance sheets under the following captions (in thousands):

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Costs incurred and estimated earnings in excess of billings on uncompleted contracts	$7,300	$4,420
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(10,491)	-

Total	$(3,191)	$4,420

The Company had total contract values of approximately $114.1 million and $28.6 million related to uncompleted contracts, including approved change orders at December 31, 2017 (Successor) and 2016 (Predecessor), respectively. The contracts were in various stages of completion at December 31, 2017 (Successor) and 2016 (Predecessor).

8. Long-Term Debt

Our debt balances as of December 31, 2017 (Successor) and 2016 (Predecessor), were as follows (in thousands):

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Term loan due 2022	$71,459	$-
Non-interest bearing supplier note payable due December 2018	256	721
First Lien revolving credit facility	-	89,500
First Lien Term loan due 2019	-	520,119
Second Lien Term loan due 2020	-	143,314

Total principal	71,715	753,654
Less debt issuance costs	(4,022)	(14,759)

Total long-term debt	$67,693	$738,895

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Current maturities:
Current maturities of principal	$956	$753,335
Current portion of debt issuance costs	(900)	(14,759)

Current maturities	$56	$738,576

Long-term debt, net of current maturities:
Non-current principal	$70,759	$319
Non-current portion of debt issuance costs	(3,122)	-

Long-term debt, net of current maturities:	$67,637	$319

Bankruptcy Filing

The Chapter 11 filing of the Company and its subsidiaries constituted an event of default with respect to our then-existing debt obligations. As a result, the Company’s pre-petition First Lien Revolver, the First Lien Term Loan and the Second Lien Term Loan (collectively, “Predecessor First and Second Lien Term Loans”) became immediately due and payable, but any efforts to enforce such payment obligations were automatically stayed as a result of the Chapter 11 filing. On the Effective Date, upon the Company’s emergence from bankruptcy, the First Lien Revolver and the First and Second Lien Term Loans were exchanged for 100% of the common stock of the reorganized entity. Additional information regarding the bankruptcy proceedings is included in Note 2, Emergence from Chapter 11 and Fresh Start Accounting, of the consolidated financial statements.

Debtor-In-Possession Financing

In connection with the Chapter 11 bankruptcy proceedings, the First Lien debtholders agreed to provide a $70 million DIP Facility funded by certain Supporting Lenders and to replace it upon emergence with a $70 million Term Loan facility, discussed below. Proceeds from the DIP Facility were used to fund the cost of the bankruptcy and restructuring fees as well as to cover any working capital needs during the post-filing period. Loans under the DIP Facility bore interest at specified margins over the base rate of 8%. The Company incurred $0.4 million in interest expense in connection with the DIP Facility, which was replaced with the Term Loan on June 8, 2017 as discussed below.

Successor Term Loan and Asset Based Lending Facility

On the Effective Date, the Company entered into a $70 million Term Loan credit agreement with Cortland Capital Market Services LLC, as administrative agent, and certain other financial institutions party thereto, as lenders, which refinanced the DIP Facility, discussed above. The Term Loan is payable in quarterly principal payments of $175,000 through June 8, 2022, at which time all unpaid principal and interest is due. Borrowings under the Term Loan bear the following applicable rate:

•	If EBITDA, as defined in the credit agreement, for the most recently completed period of four fiscal quarters is less than $25.0 million, (i) cash interest at LIBOR or a base rate, plus an applicable margin of 8.0% or 7.0%, respectively and (ii) interest paid in kind at a rate of 5.0%.

•	If EBITDA, as defined in the credit agreement, for the most recently completed period of four fiscal quarters is greater than or equal to $25.0 million but less than or equal to $50.0 million,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(i) cash interest at LIBOR or a base rate, plus an applicable margin of 8.0% or 7.0%, respectively and (ii) interest paid in kind at a rate of 1.0%.

•	If EBITDA, as defined in the credit agreement, for the most recently completed period of four fiscal quarters is greater than $50.0 million, cash interest at LIBOR or a base rate, plus an applicable margin of 7.0% or 6.0%, respectively.

The interest rate as of December 31, 2017 was 10.7%. The loan is secured by first priority lien on substantially all the assets of the Company.

On the Effective Date, the Company entered into a $50 million asset based credit facility (“ABL Facility”) with capacity of up to $50 million maturing on June 8, 2022 with Deutsche Bank N.A., as administrative agent. Interest is payable monthly at prime or the applicable LIBOR interest rate, at the Company’s election, plus a margin, with any unpaid principal and interest due at maturity, June 8, 2022. The loan was secured by certain receivables and inventory of the Company. The interest rate as of December 31, 2017 was 3.8%. The unused commitment fee is 0.375% on the facility. The Company did not have any balances outstanding under the ABL Facility as of December 31, 2017.

The Successor term loan contains various financial covenants, including, but not limited to, limitations on the incurrence of indebtedness, permitted investments, liens on assets, sale and leaseback transactions, transactions with affiliates, dispositions of assets and other provisions customary in similar types of agreements. The ABL Facility includes covenants with a current ratio of not less than 1.0 to 1.0 and a minimum liquidity requirement of $10.0 million. As of December 31, 2017, the Company was in compliance with these covenants and liquidity requirements.

In addition, the Successor Term Loan and ABL Facility contain certain events of default, including events of default relating to non-payment of principal and other amounts owing from time to time, failure to provide required reports, failure to comply with agreements in the indentures, cross payment-defaults to any material indebtedness, bankruptcy and insolvency events, certain unsatisfied judgments, and invalidation or cessation of the subsidiary guarantee of a significant subsidiary. A default would permit holders to declare the Term Loan and ABL Facility plus accrued interest due and payable.

Future contractual maturities of long-term debt at December 31, 2017 (Successor) are as follows (in thousands):

Year Ending December 31,
2018	$956
2019	700
2020	700
2021	700
2022	68,659

Total	$71,715

Predecessor First Lien Revolver and First and Second Lien Term Loans

During 2012, the Company entered into a credit agreement with Deutsche Bank Trust Company Americas (Deutsche Bank), as Administrative Agent. Under the terms of the initial loan agreements,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the Company received $500 million on the two term loans (First and Second Lien Term Loans) and obtained unused borrowing capacity of $82.5 million (First Lien Revolver) with the ability to increase the two term loans (First and Second Lien Term Loans) by an additional $150 million for future acquisitions.

The First Lien Term Loan was payable in quarterly payments of $1.3 million through December 19, 2019, at which time all unpaid principal and interest was due. Interest was determined quarterly at prime or the applicable LIBOR interest rate, at the Company’s election, plus a margin. Interest rate was 5.0% at December 31, 2016. The loan was secured by first priority lien on substantially all the assets of the Company. The Second Lien Term Loan was due only after the First Lien Term Loan was retired, with all unpaid principal and interest due at maturity, December 19, 2020. Interest on the Second Lien Term Loan was determined and payable quarterly at prime or the applicable LIBOR interest rate, at the Company’s election, plus a margin. Interest rate was 8.75% at December 31, 2016. The loan was secured by a second priority lien on substantially all the assets of the Company. The First Lien Revolver (with lending commitments up to $110,000,000, as amended) had interest payable quarterly at prime or the applicable LIBOR interest rate, at the Company’s election, plus a margin, with any unpaid principal and interest due at maturity, December 19, 2017. Interest rate was 4.0% at December 31, 2016. The loan was secured by first priority lien on substantially all the assets of the Company. The unused borrowing capacity on the revolver less the outstanding letters of credit was $3.1 million as of December 31, 2016 (Predecessor), which was subject to a commitment fee of 50 basis points.

The Deutsche Bank amended and restated credit agreement obligated the Company to comply with one financial covenant relating to a quarterly leverage test that is applicable only if borrowings under the revolving loan combined with excess outstanding letters of credit (above $30 million) together exceed $27.5 million. If the test was applicable to a given quarter, the ratio of the twelve-month EBITDA (as defined) must exceed current First Lien Term Loan balance including the revolver loan, by a ratio of 4.5:1.0. At December 31, 2016, the Company was subject to the leverage test due to meeting the condition noted above and was not in compliance with the financial covenant. As a result, all debt was classified as a current liability as of December 31, 2016 in the accompanying consolidated balance sheet.

In January 2016, the Company purchased and extinguished an additional $47.2 million of its Second Lien Term Loan payable at a cash cost of $15.2 million also using proceeds from a sale of preferred stock. The purchase discounts from this transaction resulted in an extinguishment gain of $32.1 million, which is recorded in other income (expense) in the accompanying consolidated statements of operations for the year ended December 31, 2016 (Predecessor).

On June 8, 2017, upon emergence from the Chapter 11 bankruptcy, the First Lien Revolver and the remaining Predecessor First and Second Lien Term Loans were exchanged for 100% of the common stock of the reorganized entity excluding stock authorized but unissued for warrants and employee stock options. Additional information regarding the bankruptcy proceedings is included in Note 2, Emergence from Chapter 11 and Fresh Start Accounting, of the consolidated financial statements.

Debt Issuance Costs

Costs incurred to obtain financing are recorded and presented as a direct deduction from the related debt liability and amortized to interest expense using the straight-line method over the term of

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the loan, which approximates the effective interest method. Amortization of financing costs totaled $0.5 million, $8.7 million and $6.1 million for the periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), respectively, and is classified within interest expense in the accompanying consolidated statements of operations and comprehensive income. In connection with the emergence from the Chapter 11 bankruptcy, the Company wrote off $13.0 million of debt issuance costs related to First and Second Lien Term Loans.

Letters of credit

The Company obtains letters of credit from Deutsche Bank, under the ABL facility, and previously other commercial banks to support its performance and warranty obligations under certain contracts. At December 31, 2017 (Successor) and 2016 (Predecessor), the Company had $15 million and $17.4 million of such letters of credit outstanding, respectively. These letters of credit generally expire in two years or less.

9. Derivative Financial Instruments

Effective April 9, 2013, the Company entered into two interest rate swap agreements with two separate banks at a notional amount of $125 million each for a total of $250 million. Each of these rate swap agreements have a fixed interest rate of 1.66% with quarterly net settlements and maturing on April 1, 2018. Neither of these derivative instruments were designated as effective hedges; accordingly, all realized and unrealized gains and losses from these agreements are recognized in income each period. In connection with the emergence from the Chapter 11 filing, the interest rate swaps were settled as part of the bankruptcy proceedings.

The following table summarizes the fair value and classification of the Company’s derivative instruments which are not designated as hedging instruments (in thousands):

		Successor	Predecessor
Derivative Not Designated as Hedging Instrument	Balance Sheet Location	December 31, 2017	December 31, 2016
Interest rate swap	Fair value of derivative instruments (Current Liabilities)	$-	$(1,017)

Interest rate swap	Fair value of derivative instruments (Non-Current Liabilities)	$-	$(151)

The following table summarizes the effects of the Company’s derivative instruments in the consolidated statements of operations and comprehensive loss (in thousands):

		Successor	Predecessor
Derivative Not Designated as Hedging Instrument	Location of Gain (Loss) Recognized in Statement of Operations and Other Comprehensive Income (Loss)	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Interest rate swaps	Interest expense	$-	$494	$(26)

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Fair Value Disclosures

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The following table sets forth by level within the fair value assets hierarchy the Company’s financial liabilities that were accounted for at fair value as of December 31, 2017 (Successor) and 2016 (Predecessor) (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2017 (Successor):
Contingent Consideration (Liability)	$-	$-	$(27,911)	$(27,911)

December 31, 2016 (Predecessor):
Interest Rate Swap Derivative (Liability)	$-	$(1,168)	$-	$(1,168)
Contingent Consideration (Liability)	-	-	(19,925)	(19,925)

See “Fair Value Measurements” in Note 3, Summary of Significant Accounting Policies, for a description of the levels. There were no transfers between fair value hierarchy levels for any period presented.

Changes in the fair value of Level 3 assets and liabilities were as follows (in thousands):

Contingent Consideration
Balance, January 1, 2016 (Predecessor)	$-
Acquisition - Earn-out Liability	(19,925)
Payments	-
Remeasurement adjustment	-

Balance, December 31, 2016 (Predecessor)	(19,925)
Acquisition - Earn-out Liability	-
Payments	-
Remeasurement adjustment	(1,253)

Balance, June 8, 2017 (Predecessor)	(21,178)
Fresh start adjustments	(4,708)

Balance, June 8, 2017 (Successor)	(25,886)
Payments	-
Remeasurement adjustment	(2,025)

Balance, December 31, 2017 (Successor)	$(27,911)

The Company used Level 3 inputs for the valuation methodology of their derivative instruments. These derivatives were revalued at each reporting date resulting in gains and losses recorded in interest income or expense (See Note 9, Derivative Financial Instruments, for further details).

On June 8, 2017, the Company emerged from the Chapter 11 bankruptcy and adopted fresh start accounting, which resulted in the Company becoming a new entity for financial reporting purposes. Upon the adoption of fresh start accounting, the Company’s assets and liabilities were recorded at their fair values as of the fresh start reporting date, June 9, 2017. See Note 2, Emergence from Chapter 11 and Fresh Start Accounting, for a detailed discussion of the fair value approaches used by the Company.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the annual test for goodwill impairment, the Company recorded total impairment charges for the year ended December 31, 2016 (Predecessor) of $1.3 million, in order to reflect the implied fair values of goodwill, which is a non-recurring fair value adjustment. No impairment charge was recognized for the period from January 1, 2017 through June 8, 2017 (Predecessor) or June 9, 2017 through December 31, 2017 (Successor). The fair values of goodwill used in the impairment calculations were estimated based on discounted estimated future cash flows with a discount rate of 12.0% as of December 31, 2017 and 12.0% as of December 31, 2016. The measurements utilized to determine the implied fair value of goodwill and long-lived assets represent significant unobservable inputs (Level 3) in accordance with the fair value hierarchy.

11. Stockholders’ Equity

Common Stock

On June 8, 2017, upon emergence from the Chapter 11 bankruptcy, all existing shares of Predecessor common stock were cancelled. Refer to Note 2, Emergence from Chapter 11 and Fresh Start Accounting, for further details.

All owners of the Company’s common shares are subject to contractual agreements which limit those stockholders regarding the sale or transfer of their shares. In all cases where the stockholder is also an employee of the Company, those agreements allow the Company to repurchase the shares owned by the employee upon the termination of that individual’s employment with the Company. These agreements also allow the Company to repurchase any shares of common stock issued upon the exercise of stock option agreements.

Preferred Stock

On June 8, 2017, upon emergence from the Chapter 11 bankruptcy, all existing shares of Predecessor preferred stock were cancelled. The Successor has the authority to issue 0.1 million preferred shares with a par value of $0.01 per share. As of December 31, 2017, the Company has not issued any shares of preferred stock.

Prior to fresh start, the Company had Series A Cumulative Perpetual Preferred Stock (“Series A”) issued and outstanding. Series A preferred shares were non-voting, bearing dividends of 8.75%, which are only paid if and when declared by the Board. In the event of liquidation or change of control, these shares are redeemable at $100 per share plus any undeclared dividends. Because the redemption is considered to be at the option of the holder, Series A preferred stock has been presented outside of permanent equity in the mezzanine portion of our consolidated balance sheet in the Predecessor period. All Series A preferred shares of the Predecessor were cancelled upon emergence from the Chapter 11 bankruptcy.

Warrants

On June 8, 2017, upon the emergence from the Chapter 11 bankruptcy, the Company issued Warrants to the former Second Lien note holders to expire on the close of business on June 8, 2022. Following the Effective Date, there were Warrants outstanding to purchase up to an aggregate of 1.4 million shares of Common Stock at an initial exercise price of $61.50 per share. See Note 3, Summary of Significant Accounting Policies, for further details.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Stock-Based Compensation

Successor Stock-Based Compensation

The Company adopted the AFG Holdings, Inc. 2017 Equity and Performance Incentive Plan

(“Incentive Plan”) on June 8, 2017 pursuant to which the Company’s Board of Directors may grant option rights to key employees. The Plan is authorized to issue up to 1.3 million shares of authorized but unissued common stock to be reserved for issuance of stock awards under the Plan. As of December 31, 2017, the Company had outstanding options granted of 0.9 million, with an exercise price of $45 per share. All options expire 10 years from the date of grant.

The following table summarizes the changes in the number of stock options for the period from June 9, 2017 to December 31, 2017 (Successor):

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Weighted- Average Grant Date Fair Value
Granted on July 31, 2017	888,889	$45.00	10.0	$7.76
Forfeited	(10,824)	45.00	9.8	7.76

Outstanding, December 31, 2017	878,065	$45.00	9.6	$7.76

We use the Black-Scholes-Merton and Monte Carlo simulation option pricing models to estimate the fair value of stock options with the following assumptions for stock option awards issued during the period of June 9, 2017 through December 31, 2017 (Successor):

Weighted-average risk-free interest rate	1.9%
Expected dividend yield	0%
Weighted-average expected volatility	31.8%
Weighted-average expected life (in years)	4.9
Weighted-average fair value of each option granted	$7.76

The computation of expected volatility is based on a weighted-average of comparable public companies within the Company’s industry. Expected life is based on the estimated time-frame of the occurrence of the performance condition. The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury securities of comparable terms. The Company does not anticipate paying dividends in the foreseeable future. The estimated forfeitures are based on actual forfeiture experience, analysis of employee turnover and other factors. The Company adopted ASU 2016-09 on June 9, 2017 and has elected to continue to estimate the forfeiture rate upon adoption. The total intrinsic value of stock options outstanding as of December 31, 2017 was immaterial to the financial statements.

A portion of stock option awards granted under the Plan is service-based and a portion is performance-based. The service-based awards vest in 20% increments each year of continuous service and an option becomes fully vested upon the optionee’s completion of the fifth year of service. The performance-based awards vest and become exercisable based upon the achievement of certain investment returns at the time when a change in control event occurs.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors may use its reasonable discretion to accelerate vesting under the service requirement and/or performance requirement in the event of employment termination, either voluntary or involuntary, disability, death, and change in control of the Company. Accordingly, the Company has not recognized any compensation expense related to these performance-based stock options for the period from June 9, 2017 to December 31, 2017 (Successor). The Company recorded $0.3 million in stock-based compensation expense related to service-based awards for the period from June 9, 2017 to December 31, 2017 (Successor).

As of December 31, 2017, we had unrecognized compensation expense of $3.4 million related to our service-based stock options which is expected to be recognized over a weighted-average period of 4.6 years. We also had unrecognized compensation expense of $3.2 million related to our performance-based stock options. As of December 31, 2017, the performance requirement was not considered to be probable of achievement for all outstanding option awards due to the change in control provision.

Predecessor Stock-Based Compensation

The Predecessor Company adopted the FR AFG Holdings, Inc. Stock Incentive Plan (the “Stock

Incentive Plan”) which was authorized to issue up to 4.8 million shares of common stock for stock awards under the Plan. Stock options can be granted with an exercise price less than, equal to, or greater than the Company’s stock’s fair value at the date of grant. As of June 8, 2017 (Predecessor) and December 31, 2016 (Predecessor), the Company had 2 million and 3 million, respectively, of outstanding options granted with an exercise price of $10 per share and all options expiring 10 years from the date of grant.

All stock option awards granted under the Plan were scheduled to vest and become exercisable based upon the achievement of both a combination of certain market and performance condition, which includes change in control provision, and a service requirement. The service requirement vested in 20% increments each year of continuous service and an option would become fully vested upon the optionee’s completion of the 5th year of service. As of June 8, 2017 (Predecessor) and December 31, 2016 (Predecessor), the performance requirement was not probable of achievement for all outstanding option awards due to the change of control provision. Accordingly, the Company did not recognize any compensation expense related to these stock options for the period from January 1, 2017 to June 8, 2017 (Predecessor) and for the year ended December 31, 2016 (Predecessor). Immediately prior to emergence from the Chapter 11 bankruptcy, all stock options of the Predecessor were cancelled.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands):

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Current:
Federal	$(120)	$-	$-
State	97	35	204
Foreign	777	182	(225)

Total current	754	217	(21)

Deferred:
Federal	(38,655)	61	85
State	(286)	-	-
Foreign	(1,153)	94	(1,899)

Total deferred	(40,094)	155	(1,814)

Total	$(39,340)	$372	$(1,835)

The following is a summary of the items that caused recorded income taxes to differ from income taxes computed using the statutory federal income tax rate:

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Computed “expected” income tax expense (benefit)	(35%)	35%	35%
Increase (decrease) in income taxes resulting from:
State taxes	(1%)	0%	0%
Permanent differences	(0%)	(14%)	(18%)
Change in federal tax rate	(55%)	0%	0%
R&D credit	0%	0%	1%
Provision to return	0%	0%	(8%)
Other adjustments	(0%)	0%	1%
Valuation Allowance	(2%)	(21%)	(10%)

Income tax expense (benefit)	(93%)	0%	0%

The primary rate driver for the period from June 9, 2017 through December 31, 2017 (Successor) relates to the remeasurement of the Company’s year-end deferred tax assets and liabilities to the newly enacted U.S. tax rate of 21%.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows (in thousands):

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Deferred tax assets:
Allowance for doubtful accounts	$39	$713
Inventory obsolescence allowance	8,487	18,558
UNICAP adjustment	657	646
Accrued liabilities and other	2,248	8,920
Accrued compensation	1,147	24
Earn-out liability	6,181	7,146
Deemed landlord financing on sales-leasebacks	9,003	11,895
Foreign tax credit carryforward, net of undistributed earnings	206	902
Derivative instruments	-	365
Charitable contributions carryforward	30	11
R&D credit	3,106	3,461
AMT credit	887	887
Federal & State Net Operating Losses (NOL)	39,693	104,226

Total gross deferred tax assets	71,684	157,754

Less: valuation allowance	(23,264)	(115,597)

	48,420	42,157
Deferred tax liabilities:

Tax over book depreciation & amortization	(86,138)	(47,607)
Foreign other	-	(995)

	(86,138)	(48,602)

Net deferred tax liabilities	$(37,718)	$(6,445)

The above are included in the accompanying consolidated balance sheets as follows:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Deferred tax liabilities, net	$(37,718)	$(6,445)

Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities, given the provisions of the enacted tax laws.

Tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Our policy is to record interest and penalties relating to uncertain tax positions in income tax expense.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a roll-forward of accrued uncertain tax positions related to the acquisition of NRG (in thousands):

	Predecessor
	Interest	NOL	Total
Ending balance, December 31, 2014 (Predecessor)	$(146)	$(9,428)	$(9,574)
Interest accrual on NRG NOL Carryback	(66)	-	(66)

Ending balance, December 31, 2015 (Predecessor)	(212)	(9,428)	(9,640)
Interest accrual on NRG NOL Carryback	(85)	-	(85)

Ending balance, December 31, 2016 (Predecessor)	(297)	(9,428)	(9,725)
Interest accrual on NRG NOL Carryback	(41)	-	(41)

Ending balance, June 8, 2017 (Predecessor)	(338)	(9,428)	(9,766)

	Successor
	Interest	NOL	Total
Balance, June 8, 2017 (Successor)	(338)	(9,428)	(9,766)
Interest accrual on NRG NOL Carryback	(118)	-	(118)

Ending balance, December 31, 2017 (Successor)	$(456)	$(9,428)	$(9,884)

At December 31, 2017 and 2016, the Company had accrued uncertain tax positions of $9.9 million (Successor) and $9.7 million (Predecessor) respectively, included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

At December 31, 2016, the Company concluded it was more likely than not that its U.S. net deferred tax assets would not be recognized. The Company remained in a U.S. net deferred tax position as of June 8, 2017 and concluded a valuation allowance remained necessary to indicate it is more-likely-than-not that the net deferred tax assets will not be realized. However, upon emergence from bankruptcy, the Company reduced its tax attributes in connection with Section 108 and as a result, changed from a U.S. net deferred tax position to a U.S. net deferred tax liability position and the valuation allowance was released. As of December 31, 2017, the Company has maintained a U.S. net deferred tax liability position, and therefore has not recorded a valuation allowance. With regard to its Chinese net deferred tax assets, foreign loss at its Luxembourg entity, and U.S. foreign tax credits, the Company concluded a valuation allowance remains necessary as of December 31, 2017. As a result of the aforementioned items, the Company recorded a valuation allowance of $23.3 million as of December 31, 2017.

At December 31, 2017, the Company had a U.S. net operating loss carryforward of approximately $47.3 million and R&D tax credits of approximately $2.8 million, which will begin to expire in 2025 and 2030, respectively. Additionally, the Company had a state net operating loss carryforward of approximately $110.2 million, subject to various carryforward limitations depending upon the state authority. The Company also has an AMT credit carryforward of approximately $0.9 million. Due to the change in control associated with bankruptcy, the U.S. net operating loss carryforward is subject to a limitation calculated under Section 382. It is expected the Company’s state net operating loss

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

carryforward may have similar Section 382 limitations. The Company is in the process of analyzing the impact of these state limitation rules. The Company has foreign net operating loss carryforwards of approximately $146 million.

Annually, the Company files returns in several taxing jurisdictions. Generally, the Company is subject to IRS tax examinations from 2014 and later years, with exception to years that generated net operating loss carryforwards which date back to 2005 for certain subsidiaries. There are currently no examinations in process.

The Company operates in various jurisdictions around the world and is subject to tax examinations in those jurisdictions beginning in the tax year 2008 through the current tax year. The Company is also subject to tax examinations in state jurisdictions for years 2012 and later. Currently, there are no state or foreign tax examinations in process.

On December 22, 2017, the President of the United States signed into law what is informally called the Tax Cuts and Jobs Act of 2017 (the “Act”), a comprehensive U.S. tax reform package that, effective January 1, 2018, among other things, lowered the corporate income tax rate from 35% to 21% and moved the country towards a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of foreign subsidiaries. Under the accounting rules, companies are required to recognize the effects of changes in tax laws and tax rates on deferred tax assets and liabilities in the period in which the new legislation is enacted. The effects of the Act on us include three major categories: (i) recognition of liabilities for taxes on mandatory deemed repatriation, (ii) remeasurement of deferred taxes and (iii) reassessment of the realizability of deferred tax assets.

Below is a brief description of each of the three categories of effects from U.S. tax reform and its impact on us. As we continue to evaluate the Act, we will adjust the provisional amounts below as additional information is obtained. The ultimate impact of tax reform may differ from our provisional amounts due to changes in our interpretations and assumptions, as well as additional regulatory guidance that may be issued. We expect to complete our detailed analysis no later than the fourth quarter of 2018.

(i) Liability for taxes due on mandatory deemed repatriation—under the Act, a Company’s foreign earnings accumulated under the legacy tax laws are deemed to be repatriated into the United States. Given we have historically asserted permanent reinvestment with regard to foreign earnings outside the United States, we have not recorded any deferred taxes attributable to investments in our foreign subsidiaries. Our calculation of the repatriation liability is not completed and we have not recorded any impact of this requirement in the Act in our consolidated financial statements. We will record the tax effects of any change in our prior assertion in the period that we complete our analysis and are able to make a reasonable estimate, and disclose any unrecognized deferred tax liability for temporary differences related to our foreign investments, if practicable.

(ii) Remeasurement of deferred taxes—under the Act, the U.S. corporate income tax rate was reduced from 35% to 21%. Accordingly, we remeasured our U.S. deferred tax assets and liabilities as of December 31, 2017 to a 21% rate, resulting in a one-time tax benefit of $23.6 million.

(iii) Reassessment of the realizability of deferred tax assets—under the Act, many of the foreign tax credit utilization rules were changed that required us to reassess the realizability of our foreign tax credit deferred tax asset. Consistent with previous years, it was determined that under the new

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. foreign tax credit rules we would not ultimately realize the full benefit associated with our foreign tax credits at December 31, 2017. Accordingly, the Company continues to record a full valuation allowance for its U.S. foreign tax credits in the amount of $0.2 million.

14. Leases, Commitments and Contingencies

Leases

The Company leases certain equipment and office and manufacturing space under non-cancelable capital and operating leases which expire at various dates through 2018. Total rent expense was approximately $4.1 million, $3.4 million and $9.3 million, for periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), respectively.

The Company leases two operating facilities from a related party under a two year agreement that expires in August 2018. Total related party rent was approximately $0.2 million, $0.2 million and $0.4 million, for periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), respectively.

Prior to the sale of our Italian manufacturing business in December 2016, the Company had been leasing four operating facilities in Italy under a twenty-year lease with annual rentals including value-added taxes of approximately $2.5 million from an investment Company owned by a significant stockholder of the Company. Terms of the lease were negotiated in conjunction with the December 2013 purchase of Special Flanges S.p.A. Total related party rent approximated $2.0 million for the year ended December 31, 2016 (Predecessor).

The Company has certain obligations upon expiration of certain facility leases should it choose not to renew the lease. The Company had accrued $1.5 million related to estimated costs it expected to incur upon exiting these leases as of December 31, 2016 (Predecessor), and none as of December 31, 2017 (Successor).

Additionally, the Company has two leased facilities which have been permanently shuttered, but it had to pay the remainder of the lease payments until they expired in 2017. The Company had accrued $0.2 million in remaining lease payments within accrued expenses in the accompanying consolidated balance sheets as of December 31, 2016 (Predecessor) and none as of December 31, 2017 (Successor).

Sale-leaseback Transactions

In March 2016, Company entered into three sale and leaseback agreements on certain of its land and buildings for proceeds of $33.1 million. The related assets are reflected in Property and Equipment as the leases were determined to have continuing involvement meeting the criteria of a financing lease. As such, payments made by the Company are allocated between interest expense and a reduction to the sale-leaseback financing liability. The weighted-average effective interest rate of the sale-leaseback financing liability was 8.5% as of December 31, 2016 (Predecessor). All three leases have initial terms of twenty years with a purchase option and varying options to renew. Rental payments started at $3.4 million per year and two of the leases escalate by 2.0% and 2.5% per year, respectively. As of June 8, 2017 (Successor), the financing obligations were increased by

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approximately $2.2 million, based on a weighted average effective rate of 7.9%, to reflect the fair value of the obligations under fresh start accounting. Future minimum annual lease payments for years subsequent to December 31, 2017 including payments required under the 2016 sales leaseback arrangements are as follows (in thousands):

	Operating - Related Party	Operating - Third Party	Total Operating	Financing	Capital
Year Ending December 31,
2018	$269	$3,688	$3,957	$1,293	$66
2019	-	1,778	1,778	1,309	66
2020	-	1,147	1,147	1,326	66
2021	-	238	238	1,343	16
2022	-	232	232	1,360	-
Thereafter	-	1,010	1,010	19,830	-

Total minimum lease payments	269	8,093	8,362	26,461	214
Less: amount representing interest	-	-	-	12,148	14

Present value of net minimum lease payments	-	-	-	14,313	200
Less: current portion	-	-	-	188	57

Long-term capital lease obligations and sale leaseback financing obligations, net of current portions	$-	$-	$-	$14,125	$143

The following describes property and equipment which have been classified as capital leases and financing leases from sale-leaseback transactions (in thousands):

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Land & buildings under financing lease obligations	$13,447	$15,037
Machinery and equipment	279	712
Less: accumulated amortization	329	2,534

	$13,397	$13,215

The Company’s facilities are subject to compliance with federal, state and local environmental rules and regulations. The Company regularly reviews its compliance with these rules and regulations. As of December 31, 2017, the Company believes it is compliant with all applicable rules and regulations.

Commitments

In 2015, the Company had entered into certain purchase commitments to acquire pressure pumping and gas compression component parts in excess of its firm orders intended for assembly and sale to customers of which $12.1 million was outstanding as of December 31, 2016 (Predecessor) and none at December 31, 2017 (Successor). As a result of the lower level of activity in the oil & gas businesses, the market value of the underlying component parts was less than the purchase price. The

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company has recorded unfavorable contract losses of $6.7 million in accrued expenses and other current liabilities in the accompanying consolidated balance sheets as of December 31, 2016 (Predecessor) and none at December 31, 2017 (Successor).

Additionally, in 2017, the Company settled warranty claims on certain contracts agreeing to pay $1.8 million for five years beginning December 31, 2018. $1.8 million and $9 million are included in accrued expenses and other current liabilities as of December 31, 2017 (Successor) and 2016 (Predecessor), respectively; and $7.2 million in non-current other liabilities as of December 31, 2017 (Successor).

Some of the Company’s contracts contain penalty provisions that require the Company to pay liquidated damages in the event the Company is responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which customers may make claims against the Company for liquidated damages. Based upon the evaluation of the Company’s performance and other commercial and legal analysis, the Company has accrued $2.6 million for probable liquidated damages and contract disputes as of December 31, 2017 (Successor).

Contingencies

The Company has earn-out agreements related to the acquisition of Managed Pressure Operations (MPO) in July 2016 and the acquisition of Cuming Corporation (Cuming) in September 2011. The MPO earn-out is a contingent royalty based on 10% of certain revenues of both the MPO’s existing business and the Company’s existing managed pressure Offshore Oil & Gas OEM business. The maximum earn-out is $65.0 million over a six year term expiring on July 29, 2022 with no earn-out payable on the first $10.0 million of subject revenues. The Company has recorded the fair value of the contingent earn-out liability of $27.9 million and $19.9 million in the accompanying consolidated balance sheet as of December 31, 2017 (Successor) and December 31, 2016 (Predecessor), respectively. The Cuming earn-out expired at the end of 2016 and was a contingent royalty of 5% on manufactured buoyancy revenues in excess of $5 million per year, excluding subsea riser buoyancy modules. The Company had recorded a contingent obligation of $0.5 million, related to the final Cuming earn-out payment which was recorded in accrued expenses and other current liabilities as of December 2016 (Predecessor), and was paid out in January 2017 (Predecessor).

The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting. At each reporting date, the Company revalues the contingent consideration obligation to estimated fair value and record changes in fair value as gains or losses in the Company’s consolidated statements of operations and comprehensive loss. Changes in the fair value of the contingent consideration may result from changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving various earn-out criteria.

The Company is involved in various other disputes arising in the ordinary course of business. Management does not believe the outcome of these disputes will have a material adverse effect on the Company’s consolidated financial position or results of operations.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Variable Interest Entity

The Company entered into a sales leaseback for one of its manufacturing facilities with a landlord that was set-up by a third-party beneficiary for the specific purpose of owning and renting the facility to the Company. The twenty-year lease includes an option for the Company to purchase the property for $37.2 million in March 2023, a right of first refusal and an option to extend the lease for an additional term of five-years at a fixed rental rate. Because the Company shares the potential benefits of appreciation of the property in addition to its right-of-use, the Company determined it is the primary beneficiary of the special purpose entity. Assets of the Company can be used to satisfy the obligations of the variable interest entity but, assets of the variable interest entity cannot be used to satisfy obligations of the Company. Accordingly, the Company has included the assets, liabilities and the results of the variable interest entity in its consolidated financial statements.

The following is a summary of the property assets and related assets and liabilities of the variable interest entity as of December 31, 2017 and 2016 (in thousands):

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Assets
Other assets	$109	$294
Property and equipment	22,543	13,841

Total Assets	$22,652	$14,135

Liabilities
Other liabilities	$21	$198
Long-term debt	13,393	13,779

Total Liabilities	$13,414	$13,977

Included in the liabilities of the variable interest entity is a real property loan payable in the amount of $13.4 million and $13.8 million at December 31, 2017 (Successor) and 2016 (Predecessor) respectively, with monthly installments of $0.03 million bearing interest of 4.4% and maturing on March 24, 2021.

In connection with fresh start accounting, assets and liabilities of the variable interest entity were adjusted to fair value on June 9, 2017 (Successor).

16. Employee Benefit Plan

Certain of the U.S. employees of the Company are eligible to participate in a 401(k) retirement plan sponsored by the Company or its subsidiary. U.S. based employees of the Company and its subsidiary are eligible to participate upon employment hire date and obtaining the age of eighteen. Company contributions are discretionary under both plans, except for contributions on behalf of certain employees. For periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), Company contributions totaled $0.6 million, $0.4 million and $0.7 million, respectively.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Concentrations

During the periods from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 through June 8, 2017 (Predecessor), the Company sold a significant portion of its products to one customer totaling approximately $120.6 million and $71.8 million of total revenues for the periods or 42% and 46% of total revenues, respectively. Amounts due from this customer in accounts receivable-trade in the consolidated balance sheets as of December 31, 2017 (Successor) was approximately $11.5 million.

During the year ended December 31, 2016 (Predecessor), the Company sold a significant portion of its products to two customers totaling approximately $37.1 million and $31.2 million of 2016 total revenues or 13% and 12% of 2016 total revenues, respectively. Amounts due from these two customers in accounts receivable-trade in the consolidated balance sheets as of December 31, 2016 (Predecessor) were approximately $5.0 million.

During the periods from June 9, 2017 through December 31, 2017 (Successor) and January 1, 2017 through June 8, 2017 (Predecessor), the Company’s largest supplier represented 26% and 13% of the Company’s purchases for the respective periods.

During the year ended December 31, 2016 (Predecessor), there was no individual supplier that accounted for more than 10% of the Company’s purchases for the period.

18. Earnings Per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common shares by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the diluted weighted average number of common shares outstanding for the period. Diluted net income (loss) per share would reflect the potential dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings (loss) per share for the periods from June 9, 2017 through December 31, 2017 (Successor), January 1, 2017 through June 8, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor) (in thousands, except per share amounts):

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Numerator:
Income (loss) from continuing operations	$(3,057)	$316,664	$(105,047)
Net loss attributable to non-controlling interest	(463)	(254)	(600)

Net loss (income) from continuing operations allocable to common shares	(2,594)	316,918	(104,447)
Loss from discontinued operations	-	-	(81,516)

Net income (loss) allocable to common shares	$(2,594)	$316,918	$(185,963)

Denominator:
Weighted average number of shares outstanding, basic and diluted	10,009	47,734	47,734

Income (loss) from continuing operations	$(0.26)	$6.64	$(2.19)
Loss from discontinued operations	-	-	(1.71)

Net income (loss) per common share, basic and diluted	$(0.26)	$6.64	$(3.90)

Potentially dilutive securities that have been excluded from the computation of diluted weighted-average common shares outstanding, because their inclusion would have been anti-dilutive, consist of the following (in thousands):

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Stock options excluded from EPS because of anti-dilution	351	-	-
Stock options excluded from EPS because performance condition has not been met	527	2,083	2,951

Total stock options excluded from EPS	878	2,083	2,951

19. Segments

The Company views and manages its business in three operating and reportable segments: Onshore Oil & Gas OEM, Offshore Oil & Gas OEM, and Connectors & Precision Manufacturing. The Company has organized its business and established budgets, forecasts, and strategic objectives,

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

around these three segments. The Company’s chief operating decision maker (“CODM”) is the CEO. While the CODM is apprised of a variety of financial metrics and information, the Company manages its business primarily on a segment basis, with the CODM evaluating performance based upon Adjusted EBITDA.

The measure that the Company uses to assess reportable segments’ operating performance is adjusted EBITDA. Adjusted EBITDA includes earnings before interest expense, income tax provision (benefit), depreciation and amortization reorganization items, net, loss from discontinued operations, net, gain on extinguishment of debt, impairment and restructuring charges, fresh start accounting, inventory adjustments, non-cash inventory write-offs, stock-based compensation, restructuring charges and certain other non-cash, non-recurring items that we do not view as indicative of our ongoing performance. Adjusted EBITDA is a form of measuring operating performance without having to factor in financing decisions, accounting decisions or tax environments.

There are immaterial intersegment revenues between the Offshore Oil & Gas OEM and Connectors & Precision Manufacturing Segments. The Company’s income taxes and dividends are paid at a consolidated level. Consequently, it is not practical to show these items by operating segment.

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents financial information for the Company’s reportable segments (in thousands):

	Successor	Predecessor
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year Ended December 31, 2016
Revenue by segment:
Onshore Oil & Gas OEM	$161,254	$84,442	$50,145
Offshore Oil & Gas OEM	25,220	14,117	50,203
Connectors & Precision Manufacturing	99,064	57,679	116,813
Other	1	-	(442)

Total Revenue	$285,539	$156,238	$216,719

Adjusted EBITDA by segment:
Onshore Oil & Gas OEM	$38,654	$24,089	$4,294
Offshore Oil & Gas OEM	(4,756)	(9,878)	(14,505)
Connectors & Precision Manufacturing	15,551	4,455	4,241
Other	(12,689)	(9,246)	(17,014)

Total Adjusted EBITDA	$36,760	$9,420	$(22,984)

Reconciling items:
Total depreciation and amortization	$57,854	$13,466	$30,044
Interest expense	7,188	27,348	54,228
Income tax benefit (expense)	(39,340)	372	(1,835)
Reorganization items, net	-	(385,654)	-
Loss from discontinued operations, net	-	-	81,516
Gain on extinguishments of debt	-	-	(32,076)
Impairment and restructuring charges	4,451	16,724	18,757
Fresh start inventory adjustment	4,852	-	-
Non-cash inventory write-offs	330	15,272	-
Stock-based compensation	311	-	-
Other	4,171	5,228	12,945

Net income (loss)	$(3,057)	$316,664	$(186,563)

The following table represents the Company’s total assets by segment (in thousands):

	Successor	Predecessor
	Year Ended December 31, 2017	Year Ended December 31, 2016
Total Assets:
Onshore Oil & Gas OEM	$190,334	$131,944
Offshore Oil & Gas OEM	313,707	265,206
Connectors & Precision Manufacturing	211,527	140,808
Other	74,388	42,252

Total Assets	$789,956	$580,210

AFG HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company operates globally, serving end markets in the global oil and natural gas and general industrial markets. The following table presents the Company’s net revenues summarized by geographic region, based on the location at which each sale originates (in thousands):

	Successor	Predecessor
	June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Year ended December 31, 2016
Revenue, net:
United States	$251,710	$141,767	$169,305
All other countries	33,829	14,471	47,414

Total Net Revenue	$285,539	$156,238	$216,719

Geographic information regarding fixed assets (consisting of property, plant and equipment) which exceed 10% of consolidated fixed assets used in continuing operations is as follows (in thousands):

	Successor	Predecessor
	Year Ended December 31, 2017	Year Ended December 31, 2016
Fixed Assets:
United States	$104,355	$82,315
All other countries	30,433	29,738

Total Fixed Assets	$134,788	$112,053

20. Subsequent Events

The Company has evaluated all events subsequent to the consolidated balance sheet date through the date the consolidated financial statements were available for issuance, which was April 2, 2018, except for Note 18, and reportable segment information disclosed in Notes 2 and 19, as to which the date was April 6, 2018.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Upon emergence from bankruptcy on June 8, 2017 (the “Effective Date”), we adopted fresh start accounting in accordance with ASC 852, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh start accounting, our assets and liabilities on the Effective Date were recorded at their fair values as of the Effective Date. The fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheet. The effects of the Reorganization Plan and the application of fresh start accounting are reflected in our consolidated balance sheet as of December 31, 2017, therefore no unaudited pro forma condensed consolidated balance sheet has been presented.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2017 is based on our historical consolidated statements of operations for the Predecessor and Successor periods during 2017. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2017 gives effect to the Reorganization Plan and the application of fresh start accounting as if they had occurred on January 1, 2017. Additionally, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2017 includes a pro forma adjustment to eliminate the historical gain recorded as Reorganization Items related to fresh start accounting during the year ended December 31, 2017 as it does not have a continuing impact.

The unaudited pro forma condensed consolidated statement of operations set forth below is based upon available information and assumptions that we believe are reasonable. The historical statement of operations has been adjusted to give effect to pro forma events that are (1) directly attributable to the Reorganization Plan, (2) factually supportable, and (3) expected to have a continuing impact. The pro forma consolidated statement of operations does not necessarily reflect what our results of operations would have been had the Reorganization Plan and fresh start accounting actually occurred on January 1, 2017 and it may not be useful in predicting our future results of operations. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

You should read the unaudited pro forma condensed consolidated statement of operations in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and our historical consolidated financial statements and related notes and other financial information included elsewhere or incorporated by reference in this prospectus.

AFG HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Successor	Predecessor	Pro Forma
	Period from June 9, 2017 through December 31, 2017	Period from January 1, 2017 through June 8, 2017	Pro Forma Adjustments		Pro forma total
Revenue, net	$285,539	$156,238	$-		$441,777

Cost Of Revenues
Cost of products and services	(221,491)	(143,234)	4,852	(a)	(359,873)
Depreciation and amortization	(34,465)	(8,026)	3,511	(b)	(9,565)
			29,415	(c)

Total Cost Of Revenues	(255,956)	(151,260)	37,778		(369,438)

Gross Margin (Loss)	29,583	4,978	37,778		72,339

Operating Expenses
Selling, general and administrative	(41,601)	(41,490)	(435	)(d)	(83,526)
Depreciation and amortization	(23,389)	(5,440)	816	(b)	(40,408)
			(12,395	)(e)

Total Operating Expenses	(64,990)	(46,930)	(12,014)		(123,934)

Loss From Operations	(35,407)	(41,952)	25,764		(51,595)

Other Income (Expense)
Interest income	128	46	-		174
Interest expense	(7,188)	(27,348)	22,938	(f)	(11,598)
Reorganization items, net	-	385,654	(385,654	)(g)	-
Other, net	70	636	-		706

Total Other Income (Expense)	(6,990)	358,988	(362,716)		(10,718)

Income (Loss) Before Income Taxes	(42,397)	317,036	(336,952)		(62,313)

Income Tax Expense (Benefit)	(39,340)	372	(117,933	)(h)	(156,901)

Net Income (Loss)	(3,057)	316,664	(219,019)		94,588

Less: Net Loss Attributable to Non-controlling Interest	(463)	(254)	-		(717)

Net Income (Loss) Attributable to AFG Holdings, Inc.	(2,594)	316,918	(219,019)		95,305

Net Income (Loss) Per Common Share, Basic and Diluted	$(0.26)	$6.64	$-		$9.52
Weighted Average Number of Shares, Basic and Diluted	10,009	47,734	-		10,009

AFG HOLDINGS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

The following adjustments to the pro forma condensed consolidated statement of operations for the year ended December 31, 2017 assume that the reorganization, implementation of the Reorganization Plan and the adoption of fresh start accounting had occurred on January 1, 2017:

a)	To eliminate the historical Successor cost of products and services recorded as a result of fresh start accounting related to the inventory step-up as it will not have a continuing impact, as the amortization is less than a year.

b)	To eliminate historical depreciation expense and record pro forma depreciation expense calculated on the adjusted values of property and equipment as determined for fresh start accounting, based on the table below (in thousands):

Pro forma annual depreciation	$10,769
Less: Historical depreciation of property and equipment
Historical depreciation expense recorded in cost of revenues	(6,223)
Historical depreciation expense recorded in operating expenses	(8,873)

Pro Forma Adjustment	$(4,327)

Adjustment allocated to cost of revenues	$3,511
Adjustment allocated to operating expenses	$816

c)	To derecognize the historical Successor amortization of backlog as a result of fresh start accounting as it will not have a continuing impact since the amortization period is less than a year.

d)	To reflect additional stock-based compensation expense related to service-based component of stock option awards issued in connection with 2017 Equity and Performance Incentive Plan which was adopted as part of emergence from the bankruptcy. The service-based awards vests in 20% increments each year of continuous service and an option becomes fully vested upon the optionee’s completion of the fifth year of service.

e)	To eliminate historical amortization expense and record pro forma amortization expense calculated on the adjusted values of intangible assets, other than a backlog intangible, as determined for fresh start accounting, based on the table below (in thousands):

Pro forma annual amortization	$39,204
Less: Historical amortization of intangibles
Historical amortization expense recorded in operating expenses	(26,809)

Pro Forma Adjustment	$12,395

Intangible assets are amortized over a 1 to 20 year period.

f)	To eliminate historical interest expense of $32,598 thousand incurred on pre-emergence bankruptcy debt and record pro forma interest expense of $9,660 thousand on post-emergence bankruptcy debt issued using a 9.4% weighted-average interest rate as of the date of the transaction in connection with the Reorganization Plan, a net adjustment of $22,938 thousand.

g)	To eliminate the gain associated with fresh start accounting in the Predecessor historical period as it does not have a continuing impact.

h)	To record the income tax impact of the pro forma adjustments at the 2017 federal statutory rate of 35%.

Prospectus

                , 2018

Through and including                 , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver when acting as underwriters and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, Financial Industry Regulatory Authority (“FINRA”) filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Our certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each of these transactions was exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder or Rule 701 of the Securities Act.

Pursuant to the terms of our Restructuring, on June 8, 2017 in the Bankruptcy Court for the Southern District of Texas, we issued 10,000,000 shares of our common stock and 1,428,571 warrants to acquire common stock to creditors. The common stock and the warrants issued in our Restructuring were issued pursuant to an exemption from the registration requirements of the Securities Act under Section 1145 of Chapter 11 of the U.S. Bankruptcy Code.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Index

Exhibit number	Description

*1.1	Form of Underwriting Agreement.

*3.1	Form of Fourth Amended and Restated Certificate of Incorporation of AFG Holdings, Inc.

*3.2	Form of Third Amended and Restated Bylaws of AFG Holdings, Inc.

*4.1	Registration Rights Agreement.

*4.2	Form of Stockholders Agreement.

*5.1	Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered.

*10.1	ABL Credit Agreement, dated as of June 8, 2017, by and among AFG Holdings, Inc., as parent, Ameriforge Group Inc., as the borrower, the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch, as administrative agent, collateral agent and L/C issuer, and the lenders party thereto from time to time.

Exhibit number	Description

*10.2	Term Loan Credit Agreement, dated as of June 8, 2017, by and among AFG Holdings, Inc., as parent, Ameriforge Group Inc., as the borrower, the other guarantors party thereto from time to time, Cortland Capital Markets Services LLC, as administrative agent and collateral agent, and the lenders party thereto from time to time.

*†10.3	Form of AFG Holdings, Inc. 2018 Long-Term Incentive Plan.

*†10.4	Form of Indemnification Agreement.

*21.1	List of subsidiaries of AFG Holdings, Inc.

*23.1	Consent of BDO USA, LLP.

*23.2	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 hereto).

*24.1	Powers of Attorney (included on the signature page of this Registration Statement).

*	To be filed by amendment.
**	Previously filed.
†	Compensatory plan or arrangement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April     , 2018.

AFG Holdings, Inc.

By:
Curtis Samford
President and Chief Executive Officer

Each person whose signature appears below appoints Curtis Samford, Lawrence Blackburn and Thomas Giles, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of April     , 2018.

President, Chief Executive Officer and Director (Principal Executive Officer)
Curtis Samford

Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Lawrence Blackburn

Director
David Aloise

Director
Evan Middleton

Director
Shary Moalemzadeh

Director
Michael Stewart

Director
Jeffrey Quake